MarshMcLennan



REALIZING NEW POSSIBILITIES

2022 Annual Report

Marsh GuyCarpenter Mercer OliverWyman

We are 85,000+ colleagues
in four global businesses
united by a common
purpose to make a difference
in the moments that matter.

Three commitments unite us as we strive to live our purpose:

SUCCEEDING TOGETHER.

We are in business to expand what's possible for our clients and each other.

ACCELERATING IMPACT.

We embrace change and create enduring client value.

ADVANCING GOOD.

We strive to serve the greater good.

Our businesses:

MARSH

Provides data-driven risk advisory services and insurance solutions to commercial and consumer clients

MERCER

Delivers advice and technology-driven solutions that help organizations redefine the world of work

GUY CARPENTER

Develops advanced risk, reinsurance and capital strategies that help clients grow profitably and pursue emerging opportunities

OLIVER WYMAN

Serves as a critical strategic, economic and brand advisory to private sector and governmental clients



"It's a privilege to do the work we do, helping clients find opportunity and navigate pressing issues in the areas of risk, strategy and people."

John Q. Doyle
President and Chief Executive Officer,
Marsh McLennan

TO OUR SHAREHOLDERS, COLLEAGUES AND CLIENTS,

I am honored to be writing this letter to you as Marsh McLennan's new President and CEO, and grateful for the opportunity to lead this exceptional company.

2022 was an outstanding year for our firm. We delivered strong revenue and earnings, while continuing to invest in capabilities to support our clients and maintain our momentum.

It's a privilege to do the work we do, helping clients find opportunity and navigate pressing issues in the areas of risk, strategy and people. When the world is uncertain, demand for this work is high. In the current environment, business leaders are facing immediate and urgent economic and geopolitical risks, along with significant issues related to pandemic, supply chain, tight labor markets, cybersecurity, and climate and severe weather events, among others.

As our clients face risks and opportunities that continue to grow and evolve in complexity, our approach to serving them also continues to evolve. We're increasingly bringing our four global businesses together in new ways to realize new possibilities. To deliver greater value to our stakeholders, we're striving to be an even more agile and connected organization.

With significant capabilities and strong client relationships, Marsh McLennan is well positioned for 2023 and beyond. We've got talented leaders and well-defined succession planning in place, as demonstrated by the seamless leadership transitions in two of our four global businesses last year. We've got excellent momentum, and our more than 85,000 colleagues continue to live our purpose every day, making a difference in the moments that matter for our colleagues, clients, shareholders and communities.

It's an exciting time for our company and it's my pleasure to bring you up to date on our progress.

DRIVING GROWTH

Fundamentally, Marsh McLennan is a growth company. We focus on delivering consistent, solid performance in the near term while investing for sustained growth over the long term. 2022 was another year of outstanding performance in this regard. We grew underlying revenue 9% for the year and delivered strong earnings growth, while deploying a significant amount of capital to invest for the future.

Our Risk and Insurance Services segment generated 9% underlying revenue growth, with Marsh increasing 8% and Guy Carpenter 9%, extending the segment's strongest period of growth in nearly two decades. Underlying revenue growth in our Consulting segment was 8%, with Mercer posting 6%, the strongest since 2008, and Oliver Wyman delivering 13%, a second consecutive year of double-digit growth.

Our total revenue grew 5% and surpassed $20 billion for the first time. We grew adjusted operating income 11% to $4.8 billion, which followed an 18% increase in 2021.

Our bottom-line performance included delivering 11% adjusted earnings per share (EPS) growth, which came on top of 24% in 2021. Also, for the 15th consecutive year, we reported adjusted operating margin expansion, reflecting our ability to generate operating leverage in our business as we invest and expand.[1]

Despite uncertainty about the current global economic outlook, we see many factors that are favorable for the continued growth of our business. For example, inflation remains high and supportive of insured values and higher loss costs. P&C insurance rates continue to increase as insurers account for factors such as rising frequency and severity of catastrophe losses. And tight labor markets can be a tailwind for our benefits business at Mercer and Marsh, as well as our workers' compensation business.

While we're not immune to the challenges of a slowing economy, we've proven to be resilient, with a track record of performance across economic cycles. We believe Marsh McLennan is well positioned to continue to deliver the value our clients, communities and shareholders expect from us.

[1] *For a reconciliation of non-GAAP results to GAAP results, as related to all non-GAAP references presented in this letter, please refer to the Company's Form 8-K, dated January 26, 2023, available on the Company's website at marshmclennan.com.*



Delivering Growth and Long-Term Value

The key to our strong financial performance, year in and year out, is our approach to expense and capital management. We focus on growing revenue faster than expenses—which contributes to annual margin expansion and adjusted EPS growth—and we manage capital allocation to balance performance in the near term with investing for the long term.

We favor reinvestment in our business, and aim to increase our dividend and reduce share count each year. In 2022, we raised our dividend for the 13th consecutive year, and completed $1.9 billion of share repurchases, the largest annual amount in our history.

Achieving and sustaining growth requires consistent reinvestment for the long term. One way we do that is through mergers and acquisitions. The past year was another active one for M&A, as we completed 20 acquisitions, two investments and seven divestitures. Marsh McLennan Agency acquired two top-100 agencies in 2022 and has now surpassed 100 acquisitions since its inception in 2009. Oliver Wyman expanded its capabilities and geographic reach with the acquisitions of specialty consultant Avascent and Booz Allen Hamilton's Middle East and North Africa (MENA) practice. And Mercer expects to close its transactions with Westpac in Australia in the first half of 2023.

Overall, we committed approximately $806 million to acquisitions in 2022.

OUR WORK WITH CLIENTS

Marsh McLennan brings exceptional talent and a wide range of capabilities to our clients' needs and opportunities in the critical areas of risk, strategy and people. No other firm can match the unique collective expertise of Marsh, Guy Carpenter, Mercer and Oliver Wyman.

We also bring capabilities from across our organization to clients who have challenges that go beyond the expertise of just one of our businesses.

Recently, a global bank hired Oliver Wyman to assess the effects of climate change on its customers and their portfolios. By adding Marsh's expertise in physical risk into the mix, we helped the bank develop new capabilities that are making them a leader in climate-related funding. We're now using a similar approach for clients in the UK, Europe and the Americas.

After Oliver Wyman brought in Marsh to develop a new enterprise risk management strategy for an existing client, a US health system facing new competition and industry consolidation, a Mercer team helped them translate it into a new workforce strategy, enabling our client to act decisively across more dimensions of its business.

And when a leading personal-lines-focused P&C insurer wanted to grow a product offering to meet the full needs of its customers, Oliver Wyman and Guy Carpenter drew on their collective expertise in strategy development,

operating model design and reinsurance risk advisory to help the client pursue its strategy while managing the capital and earnings implications of shifting its business mix.

The changing and increasingly complex needs of our clients don't always fit neatly into the boxes on our org chart, so often it is our collective capabilities that are required. We're finding new and different ways to connect our businesses at their intersections, where together our scale, data, insights and solutions create a unique and compelling value proposition.

Climate change is a prime example. Along with physical and social risks, it is precipitating a global industrial transition—and mobilization of capital, technologies and workforces. In addition to placing property insurance, we're also helping clients understand and model risks in their portfolios to build resilience, and advising on business models and organizational transformations to realize new opportunities.

Similarly, in healthcare, breakthrough technologies and new therapies change what's possible every day, but delivery, access and sustainability remain challenges. We're helping clients address the financial, systemic and human issues that stand in the way of healthier societies.

This kind of client-centric growth is made possible by more than just our breadth of capabilities. It takes colleagues who are agile and strategic, thinking beyond the challenge or opportunity at hand, and collaboration and cohesion among our leadership.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Marsh McLennan has the privilege of helping our clients find opportunity and navigate pressing issues, a number of which fall in the broad spectrum of ESG. We're working across our businesses—on everything from guiding sustainable investments, to supporting diversity and inclusion, to improving healthcare systems, confronting cyber threats, and helping close the world's protection gaps—to help enable our clients to meet their ESG goals.

We have a long track record of ESG engagement and achievements, and it's an area where we continue to see an opportunity to support our colleagues, clients and communities.

Some of this work takes place as part of broader, global initiatives such as the UN's *Race to Resilience* program, where we're championing disaster-risk-reduction initiatives that make communities stronger. But much of it takes place in our work with clients, such as Marsh's role in helping to bring clean hydropower to New York City from Canada via a privately funded, fully buried transmission line, or Mercer's market-leading efforts to help organizations address gender and racial pay equity and ensure fairness in their rewards.

In addition to helping clients and communities address ESG-related challenges and opportunities, we're leading by example, starting with the commitment we announced in March 2022 to set and execute low-carbon transition strategies that chart a path to net-zero across our operations by 2050—and reduce our emissions by 50% by 2030.

Pay equity is a vital issue that we are committed to—and our managers around the world are accountable for. We conduct an annual study to identify any new discrepancies that might have emerged in pay based on gender (globally) and on race/ethnicity (in the US). This study helps inform the actions we take, including the continuous improvements we can make to our processes.

While we know there's always more to be done, it's gratifying to be recognized by Ethisphere as one of the 2022 World's Most Ethical Companies, reflecting our dedication to "integrity, sustainability, governance and community."

You can read more about our ESG commitments and how our work advances good in our latest ESG report on marshmclennan.com.



Transitioning to a Lower-Carbon World

Marsh McLennan is committed to helping clients develop low-carbon business models and manage risks associated with a world moving toward cleaner energy.

As we do our part to support this transition, we recognize that a secure energy supply is crucial for the global economy and society as a whole. This is particularly true in the context of today's geopolitical environment.

We believe we can best serve communities by working with operators of clean-energy assets to accelerate progress to a lower-carbon world, while also working with traditional energy clients to enable them to make the transition as quickly and responsibly as possible.

We focus on delivering consistent, solid performance in the near term while investing for sustained growth over the long term.

Annual revenue of

$20.7 billion

Record-high adjusted operating income of

$4.8 billion

Committed over

$17 billion

across 250+ acquisitions and investments since 2009

24.7%

consolidated adjusted margin—an increase
of over 1,590 basis points since 2008

15 consecutive years

of adjusted EPS growth

13 consecutive years

of underlying revenue growth and dividend increases

OUR COLLEAGUES AND CULTURE

Our success has always been defined by our collaborative culture and our people—and our ability to attract talented colleagues and enable them to do their best work.

We offer colleagues the opportunity to do meaningful work in the areas of risk, strategy and people, and we help them reach their full potential by providing robust training and professional development opportunities. From global learning festivals to our continuous performance management framework to collaborative sales training programs, it's gratifying to see so many colleagues grow and thrive.

Look no further than Marsh McLennan Agency, where we've retained 98% of "super producers" (individuals generating $1 million or more in revenue) following the acquisition of their firms by our company. In aggregate, our number of super producers has grown 80% over the years, demonstrating the strength of our colleagues and culture.

We continue to make significant strides toward our commitments to increase diverse representation, facilitate empowerment and create impact within and beyond our company. In 2022, we met our initial goal of having more than 30% female representation on our Board of Directors. Overall, women now make up 54% of our workforce globally. Of our leadership roles globally, 32% are held by women, up from 29% in 2020.

Last year, we achieved our goal of $100 million of diverse supplier spend in the US. To help diverse business leaders and owners grow and thrive, this year we are launching Equity = Possibility, an offering that includes issues-based research and insights, an annual Black Leaders Symposium, customized solutions and a commitment to providing opportunities and access for the next generation of diverse leaders.

We're proud of our commitment to advancing good in the communities where we live and work. In 2022, we saw the highest level of colleague volunteerism since we started tracking this metric in 2012. This commitment was also reflected in our colleagues' charitable giving—which totaled $7.7 million with company match in 2022—toward worthy causes such as helping the people of Ukraine and supporting organizations that advocate for social justice.

The foundation of our culture and the work we do is trust. *The Greater Good*, our code of conduct, spells out our values and our obligations. We are fortunate to have so many talented colleagues who are focused not only on the work they are doing and how to achieve the best outcomes, but on *why* it matters. They bring their ideas and their *ideals* to work.



Helping the People of Ukraine

As the war in Ukraine began to unfold last year, we brought the best of our company together to support our colleagues and clients.

Immediate actions included providing resources to help clients better understand some of the critical implications of the war, and hosting colleague sessions with our business leaders to discuss the ways in which we could best assist our clients.

One example of making a difference for clients was Marsh's partnership with a Lloyd's insurer to provide insurance cover for ships carrying grain out of Ukraine, one of the world's largest grain exporters. By helping manage this risk, we also helped ease pressure on the world's food supply and enabled supply chains to keep functioning.

In 2022, financial donations from our colleagues around the world, matched by our company, raised $1.4 million to support the people of Ukraine through three humanitarian organizations. Our colleagues in neighboring countries such as Poland and Romania added to our impact locally by organizing everything from clothing drives to transportation for those leaving Ukraine.

LOOKING AHEAD

We enter 2023 with great momentum, yet the outlook for the global economy remains uncertain. In addition to ripple effects from the global pandemic, the world faces a host of urgent issues, including geopolitical instability, economic uncertainty, social inequities, energy security and the ongoing war in Ukraine. Despite these challenges, we are confident in our position and the relevance of our work—and optimistic about our prospects.

As we help our clients navigate their increasingly interconnected challenges, we're becoming more focused on opportunities at the intersections of our four global businesses to deliver client impact and accelerate growth, improve the client and colleague experience, and become a more agile and efficient firm. We're also evolving our leadership model to enable more purposeful collaboration, including the recent appointments of Marsh McLennan leaders responsible for working across our businesses to identify and capture opportunities for outperformance.

While we intend to pursue our strategy of leveraging our collective capabilities for greater client impact, growth and efficiency, there are core elements of our strategy and philosophy that will continue. Clients remain at the center of everything we do as a firm. We will continue to support our colleagues, as they *are* our company. And we remain committed to achieving exceptional results over time by striving to strike the balance between delivering in the near term while investing to sustain our momentum into the future.

None of this happens on its own. I'd like to thank my predecessor, Dan Glaser, who retired from Marsh McLennan at the end of 2022. During his decade-long tenure as CEO, our company's revenue nearly doubled, our adjusted EPS more than tripled and our market cap quadrupled. Total shareholder return also more than doubled the S&P 500. Our company owes Dan a debt of gratitude for guiding our firm with vision, courage and integrity, and we wish him all the best.

Thank you to our Independent Chairman, Ed Hanway, and the members of our Board of Directors, whose wisdom and guidance help keep us moving forward.

Thank you to the members of our Executive Committee, who deliver the leadership and passion for excellence that our clients, colleagues and stakeholders expect, and that I rely on.

Thank you to our colleagues around the world for your hard work and dedication to our clients and each other, and thank you to our clients for the ongoing opportunity to earn your trust each day. Finally, thank you to our investors for your support and belief in the value we deliver.

It's a privilege to do the work that we do. It's also a pleasure to work with so many talented people who are relentlessly focused on client impact.

We are ready for what comes next and excited by the opportunity to create new possibilities for our clients, our colleagues, our communities and our company. Together, we are writing the next chapter in Marsh McLennan's growth story.

All the best,



John Q. Doyle
President and Chief Executive Officer
Marsh McLennan
February 13, 2023



OUR BOARD OF DIRECTORS



Top, from left: Jane Lute, R. David Yost, Lloyd M. Yates, John Q. Doyle, Bruce P. Nolop, Morton O. Schapiro, Steven A. Mills, Anthony K. Anderson, Hafize Gaye Erkan. **Bottom, from left:** Oscar Fanjul, Deborah C. Hopkins, H. Edward Hanway, Tamara Ingram.

Anthony K. Anderson
Former Vice Chair and Midwest
Area Managing Partner,
Ernst & Young LLP

John Q. Doyle
President and Chief
Executive Officer,
Marsh McLennan

Hafize Gaye Erkan
Former President and
Co-Chief Executive Officer,
First Republic Bank

Oscar Fanjul
Vice Chairman, Omega Capital
Founding Chairman and
Former Chief Executive
Officer, Respol

H. Edward Hanway
Former Chairman and Chief
Executive Officer, CIGNA Corporation

Deborah C. Hopkins
Former Chief Executive Officer
of Citi Ventures and Former
Chief Innovation Officer,
Citigroup

Tamara Ingram
Former Global Chairman,
Wunderman Thompson

Steven A. Mills
Former Executive Vice President,
Software & Systems,
International Business Machines
Corporation (IBM)

Jane Lute
Strategic Director,
SICPA North America

Bruce P. Nolop
Former Executive Vice President
and Chief Financial Officer,
E*TRADE Financial Corporation

Morton O. Schapiro
Executive Vice President
and Senior Advisor of TWG
Global and President Emeritus,
Northwestern University

Lloyd M. Yates
President and
Chief Executive Officer,
NiSource Inc.

R. David Yost
Former President and
Chief Executive Officer,
AmerisourceBergen

OUR EXECUTIVE COMMITTEE



Top, from left: Katherine J. Brennan, John Jones, Paul Beswick, Dean Klisura, Nick Studer. **Bottom, from left:** Martine Ferland, John Q. Doyle, Martin South, Carmen Fernandez, Mark McGivney.

John Q. Doyle
President and
Chief Executive Officer,
Marsh McLennan

Paul Beswick
Senior Vice President and
Chief Information Officer,
Marsh McLennan

Katherine J. Brennan
Senior Vice President and
General Counsel, Marsh McLennan

Martine Ferland
President and
Chief Executive Officer, Mercer
Vice Chair, Marsh McLennan

Carmen Fernandez
Senior Vice President and
Chief People Officer,
Marsh McLennan

John Jones
Chief Marketing and
Communications Officer,
Marsh McLennan

Dean Klisura
President and Chief Executive
Officer, Guy Carpenter
Vice Chair, Marsh McLennan

Mark McGivney
Chief Financial Officer,
Marsh McLennan

Martin South
President and
Chief Executive Officer, Marsh
Vice Chair, Marsh McLennan

Nick Studer
President and
Chief Executive Officer,
Oliver Wyman Group
Vice Chair, Marsh McLennan



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2022
OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 1-5998

Marsh & McLennan Companies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**36-2668272**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1166 Avenue of the Americas
New York, New York 10036-2774
(Address of principal executive offices; Zip Code)
(212) 345-5000
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	MMC	New York Stock Exchange
		Chicago Stock Exchange
		London Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting Company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting Company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $77,420,628,314 computed by reference to the closing price of such stock as reported on the New York Stock Exchange on June 30, 2022.

As of February 9, 2023, there were outstanding 494,571,451 shares of common stock, par value $1.00 per share, of the registrant.

Auditor Name: Deloitte & Touche LLP Auditor Location: New York, New York Auditor Firm ID: 34

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Marsh & McLennan Companies, Inc.'s Notice of Annual Meeting and Proxy Statement for the 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement") are incorporated by reference in Part III of this Form 10-K.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management's current views concerning future events or results, use words like "anticipate," "assume," "believe," "continue," "estimate," "expect," "intend," "plan," "project" and similar terms, and future or conditional tense verbs like "could," "may," "might," "should," "will" and "would".

Forward-looking statements are subject to inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Factors that could materially affect our future results include, among other things:

- the impact of geopolitical or macroeconomic conditions on us, our clients and the countries and industries in which we operate, including from conflicts such as the war in Ukraine, slower GDP growth or recession, capital markets volatility and inflation;

- the increasing prevalence of ransomware, supply chain and other forms of cyberattacks, and their potential to disrupt our operations and result in the disclosure of confidential client or company information;

- the impact from lawsuits or investigations arising from errors and omissions, breaches of fiduciary duty or other claims against us in our capacity as a broker or investment advisor, including claims related to our investment business' ability to execute timely trades;

- the financial and operational impact of complying with laws and regulations, including domestic and international sanctions regimes, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act, U.K. Anti Bribery Act and cybersecurity and data privacy regulations;

- our ability to attract, retain and develop industry leading talent;

- our ability to compete effectively and adapt to competitive pressures in each of our businesses, including from disintermediation as well as technological change, digital disruption and other types of innovation;

- our ability to manage potential conflicts of interest, including where our services to a client conflict, or are perceived to conflict, with the interests of another client or our own interests;

- the impact of changes in tax laws, guidance and interpretations, or disagreements with tax authorities; and

- the regulatory, contractual and reputational risks that arise based on insurance placement activities and insurer revenue streams.

The factors identified above are not exhaustive. Further information concerning Marsh McLennan and its businesses, including information about factors that could materially affect our results of operations and financial condition, is contained in the Company's filings with the Securities and Exchange Commission, including the "Risk Factors" section in Part I, Item 1A of this report and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in Part II, Item 7 of this report. Marsh McLennan and its subsidiaries operate in a dynamic business environment in which new risks emerge frequently. Accordingly, we caution readers not to place undue reliance on any forward-looking statements, which are based only on information currently available to us and speak only as of the dates on which they are made. The Company undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which it is made.

TABLE OF CONTENTS

PART I

Item 1.   Business.

References in this report to "we", "us" and "our" are to Marsh & McLennan Companies, Inc. and its consolidated subsidiaries (the "Company" or "Marsh McLennan"), unless the context otherwise requires.

GENERAL

Marsh McLennan is the world's leading professional services firm in the areas of risk, strategy and people. The Company's more than 85,000 colleagues advise clients in over 130 countries. With annual revenue of over $20 billion, Marsh McLennan helps clients navigate an increasingly dynamic and complex environment through four market-leading businesses. Marsh provides data-driven risk advisory services and insurance solutions to commercial and consumer clients. Guy Carpenter develops advanced risk, reinsurance and capital strategies that help clients grow profitably and identify and capitalize on emerging opportunities. Mercer delivers advice and technology-driven solutions that help organizations redefine the future of work, shape retirement and investment outcomes, and advance health and well-being for a changing workforce. Oliver Wyman Group serves as a critical strategic, economic and brand advisor to private sector and governmental clients.

The Company conducts business through two segments:

- **Risk and Insurance Services** includes risk management activities (risk advice, risk transfer and risk control and mitigation solutions) as well as insurance and reinsurance broking and services. The Company conducts business in this segment through Marsh and Guy Carpenter.

- **Consulting** includes health, wealth and career solutions and products, and specialized management, strategic, economic and brand consulting services. The Company conducts business in this segment through Mercer and Oliver Wyman Group.

We describe our current segments in further detail below. We provide financial information about our segments in our consolidated financial statements included under Part II, Item 8 of this report.

OUR BUSINESSES

RISK AND INSURANCE SERVICES

The Risk and Insurance Services segment generated approximately 61% of the Company's total revenue in 2022 and employs approximately 48,600 colleagues worldwide. The Company conducts business in this segment through Marsh and Guy Carpenter.

MARSH

Marsh is the world's leading insurance broker and risk advisor, serving companies, institutions and individuals. From its founding in 1871 to the present day, Marsh has demonstrated a commitment to thought leadership, innovation and insurance expertise to meet its clients' needs. Marsh's pioneering contributions include introducing the practice of client representation through brokerage, the discipline of risk management, the globalization of risk management services and the development of service platforms that identify, quantify, mitigate and transfer risk.

Currently, approximately 45,200 Marsh colleagues provide risk management, insurance broking, insurance program management, risk consulting, analytical modeling and alternative risk financing services to a wide range of businesses, government entities, professional service organizations and individuals in more than 130 countries. Marsh generated approximately 51% of the Company's total revenue in 2022.

Insurance Broking and Risk Advisory

In its core insurance broking and risk advisory business, Marsh employs a team approach to identify, quantify and address clients' risk management and insurance needs. Marsh's product and service offerings include risk analysis, insurance program design and placement, insurance program support and administration, claims support and advocacy, alternative risk strategies and a wide array of risk analysis and risk management consulting services. Clients benefit from Marsh's advanced analytics, deep technical expertise, specialty and industry knowledge, collaborative global culture and the ability to develop innovative solutions and products. The firm's resources also include nearly three dozen specialty and industry practices, including cyber, construction, renewable energy, healthcare, and financial and professional service practices, along with ESG products such as a D&O insurance initiative recognizing U.S. based clients with superior ESG frameworks, and an established employee health & benefits business.

Marsh provides services to clients of all sizes, including large multinational companies ("Risk Management"), high growth middle-market businesses ("Corporate"), small commercial enterprises and high net-worth private clients, and affinity group members ("Commercial & Consumer"). Marsh's segments are designed to build stronger value propositions and operating models to optimize solutions and services for clients depending on their needs.

Risk Management. Marsh has an extensive global footprint and market-leading advisory and placement services that benefit large domestic and international companies and institutions facing complex risk exposures. These clients are also supported by Marsh's robust analytics and a growing digital experience.

In addition, Marsh's largest global clients are serviced by Marsh Multinational, a dedicated team of colleagues from around the world focused on delivering service excellence and insurance solutions to clients wherever they are located. Marsh is digitizing the client experience through tools such as LINQ, Marsh's account and service application; Blue[i], a suite of analytics tools for clients; and Bluestream, a digital brokerage platform that enables clients to provide insurance to their customers or suppliers in a B2B2C distribution model. Marsh provides global expertise and an intimate knowledge of local markets, helping clients navigate local regulatory environments to address the worldwide risk issues that confront them.

- *Marsh Specialty* is an integrated and globally coordinated team of experts who provides clients in highly specialized industry and product areas with data driven insights, service, advice and access to global insurance markets. These specialists support clients who require advice and support across aviation & space, credit specialties, construction, energy & power, financial & professional services (FINPRO), marine & cargo, and private equity, mergers & acquisitions (PEMA).

Corporate. Middle market clients are served by Marsh's brokerage operations globally; this segment is also serviced by Marsh & McLennan Agency (MMA) in the United States.

- *Marsh McLennan Agency (MMA)* provides business insurance, employee health and benefits, retirement and wealth management, and private client insurance solutions to individuals and mid-market organizations. MMA advises on insurance program structure and market dynamics, along with industry expertise and transactional capability. Since its first acquisition in 2009, MMA has acquired more than 100 agencies.

Commercial & Consumer. Clients in this market segment typically face less complex risks and are served by Marsh's innovative product and placement offerings and growing capabilities in digitally enabled distribution and administration.

- *Victor Insurance Managers (Victor*) is one of the largest underwriting managers of professional liability and specialty insurance programs worldwide. In the United States, Victor Insurance Managers (US) and ICAT Managers deliver risk management and insurance solutions to insureds through a national third-party distribution network of licensed brokers. Through its Victor for Agents small business platform, Victor deploys cloud-based technology to enable independent insurance agents, on behalf of their small business clients, to obtain online quotes from multiple insurance providers and bind property and casualty and workers compensation insurance policies in real time. Victor Insurance Managers (Canada), a leading managing general agent in Canada, delivers professional liability and construction insurance and other P&C programs and administers group and retiree benefits programs and claims handling operations for individuals, organizations and businesses. Victor also has a business in the UK, the Netherlands, Italy and Germany. In addition, Victor manages Torrent Technologies, a service provider to Write Your Own (WYO) insurers and direct policy providers participating in the National Flood Insurance Program

(NFIP) in the United States. Torrent offers both NFIP and private and excess flood insurance products and services to WYO companies and agents.

- *Marsh Affinity* focuses on insurance programs sold to insureds or vendors through a corporate sponsor using an affinity distribution model.

- *High Net Worth (HNW).* Individual high net worth clients and family offices are serviced by MMA in the United States and other Marsh personal lines businesses globally. These businesses provide a single-source solution for high net worth clients and are dedicated to sourcing protections across a broad spectrum of risk. Using a consultative approach, Marsh's HNW practices analyze exposures and customize programs to cover individual clients with complex asset portfolios.

Additional Services and Adjacent Businesses

In addition to insurance broking, Marsh provides certain other specialist advisory or placement services:

Marsh Advisory is a global practice comprising specialists who use data and analytics, including through Marsh's Blue[i] digital analytics platform. Marsh Advisory's four main service areas (Consulting, Claims, Analytics, and Captives) advise clients on existing and emerging risk exposures, protecting critical business activities and developing strategies to optimize total cost of risk.

Marsh Captive Solutions, a prominent part of the Marsh Advisory practice, helps organizations of all sizes retain risks through comprehensive and innovative captive solutions. This team is comprised of captive consultants, actuaries and captive management professionals which offer complete, end-to-end captive management services.

Bowring Marsh is an international placement broker. This unit's core strategy is to modernize risk transfer advice and solutions for clients. This is executed through a combination of data solutions, capacity creation vehicles, segmentation, placement platforms (on-shoring solutions within the network), and improved operational efficiency – all designed to yield a better client outcome and experience. The products Bowring Marsh places include property, casualty, terrorism, product recall, and special risks.

Mercer Marsh Benefits provides health benefits brokerage and consulting services to clients of all sizes in numerous countries across the globe, outside of the United States. As described below, Mercer and Marsh go to market together to provide strategic advice and services to help clients minimize risk, optimize benefits structure, drive efficiencies and maximize employee engagement.

Services for Insurers

Marsh's *Insurer Consulting Group (ICG)* provides services to insurance carriers. Through Marsh's patented electronic platform, MarketConnect, and sophisticated data analysis, ICG provides insurers with individualized preference setting and risk identification capabilities, as well as detailed performance data and metrics. Insurer consulting teams review performance metrics and preferences with insurers and provide customized consulting services to insurers designed to improve business planning and strategy implementation. ICG services are designed to improve the product offerings available to clients, assist insurers in identifying new opportunities and enhance insurers' operational efficiency. The scope and nature of the services vary by insurer and by geography.

GUY CARPENTER

Guy Carpenter, the Company's reinsurance intermediary and advisor, generated approximately 10% of the Company's total revenue in 2022. Currently, approximately 3,400 Guy Carpenter colleagues provide clients with a combination of specialized reinsurance broking expertise, strategic advisory services and analytics solutions. Guy Carpenter creates and executes reinsurance and risk management solutions for clients worldwide through risk assessment analytics, actuarial services, highly-specialized product knowledge and trading relationships with reinsurance markets. Client services also include contract and claims management, reinsurance accounting and fiduciary services.

Acting as a broker or intermediary on all classes of reinsurance, Guy Carpenter places two main types of property casualty and life / health reinsurance: treaty reinsurance, which involves the transfer of a portfolio of risks; and facultative reinsurance, which involves the transfer of part or all of the coverage provided by a single insurance policy.

Guy Carpenter provides reinsurance services in a broad range of centers of excellence, segments and specialties including: Automobile / Motor, Aviation, Captives, Crop/Agriculture, Cyber, Engineering / Construction, Financial Lines, InsurTech, Life / Accident / Health, Marine and Energy, Medical Professional, Personal Lines, Mortgage, Political Risk & Trade Credit, Primary & Excess Casualty, Managing General Agents and Program Manager Solutions, Property, Public Sector, Regional / Mutual, Retrocessional Reinsurance, Surety, Terror, and Workers Compensation / Employer Liability.

Guy Carpenter also offers clients alternatives to traditional reinsurance, including industry loss warranties and, through its licensed affiliates, capital markets alternatives such as transferring catastrophe risk through the issuance of insurance-linked securities. GC Securities, the Guy Carpenter division of MMC Securities LLC and MMC Securities (Europe) Limited, offer corporate finance solutions, including mergers & acquisitions advice and private debt and equity capital raising, and capital markets-based risk transfer solutions that complement Guy Carpenter's strong industry relationships, analytical capabilities and reinsurance expertise.

Guy Carpenter also provides its clients with reinsurance-related services, including actuarial, enterprise risk management, financial and regulatory consulting, portfolio analysis and advice on the efficient use of capital. Guy Carpenter's Global Strategic Advisory ("GSA") unit helps clients better understand and quantify the uncertainties inherent in their businesses. Working in close partnership with Guy Carpenter account executives, GSA specialists help support clients' critical decisions in numerous areas, including reinsurance utilization, catastrophe exposure portfolio management, new product and market development, rating agency, regulatory and account impacts, loss reserve risk, capital adequacy and return on capital.

Compensation for Services in Risk and Insurance Services

Marsh and Guy Carpenter are compensated for brokerage and consulting services through commissions and fees. Commission rates and fees vary in amount and can depend on a number of factors, including the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer selected, and the capacity in which the broker acts and negotiates with clients. In addition to compensation from its clients, Marsh also receives other compensation, separate from retail fees and commissions, from insurance companies. This other compensation includes, among other things, payments for consulting and analytics services provided to insurers; compensation for administrative and other services (including fees for underwriting services and services provided to or on behalf of insurers relating to the administration and management of quota shares, panels and other facilities in which insurers participate); and contingent commissions, which are paid by insurers based on factors such as volume or profitability of Marsh's placements, primarily driven by MMA and parts of Marsh's international operations.

Marsh and Guy Carpenter receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others. For a more detailed discussion of revenue sources and factors affecting revenue in our Risk and Insurance Services segment, refer to Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

CONSULTING

The Company's Consulting segment generated approximately 39% of the Company's total revenue in 2022 and employs approximately 30,900 colleagues worldwide. The Company conducts business in this segment through Mercer and Oliver Wyman Group.

MERCER

Mercer is a leading provider in delivering advice and solutions that help organizations meet the health, wealth and career needs of a changing workforce. Mercer has approximately 24,200 colleagues based in 48 countries. Clients include a majority of the companies in the Fortune 1000 and FTSE 100, as well as medium- and small-market organizations, public sector entities and individual customers. Mercer generated approximately 26% of the Company's total revenue in 2022.

Mercer operates in the following areas:

Health. Mercer helps public and private sector employers design and manage employee health care and welfare programs; administer health benefits and flexible benefits programs, including benefits outsourcing; engage employees with their health benefits through a digital experience; and comply with local benefits-related regulations. Mercer provides a range of advice and solutions to clients, which, depending on the engagement, may include: total health and wellness management strategies; global health brokerage solutions; vendor performance and audit; life and disability management; and measurement of healthcare provider performance. These services are provided through traditional fee-based consulting as well as commission-based brokerage services in connection with the selection of insurance companies and healthcare providers. Mercer provides solutions for private active and retiree exchanges in the United States.

Mercer also provides consulting and actuarial services to U.S. state governments to support the purchase of healthcare through state Medicaid programs. Mercer offers clients tools to enhance employee engagement with their health benefits through its Darwin^{SM} platform.

Outside of the United States, Mercer and Marsh go to market together for Health benefits brokerage and consulting under the Mercer Marsh Benefits^{SM} (MMB) brand, as described above.

Wealth. Through its Wealth business, Mercer assists clients worldwide in the design, governance and risk management of defined benefit, defined contribution, hybrid retirement plans and other pools of assets, and with investment of those assets.

Mercer provides actuarial consulting, investment consulting, investment management and related services to the sponsors and trustees of pension plans, master trusts, foundations, endowments, sovereign wealth funds, insurance companies and family offices. Mercer also provides investment consulting and investment management services to U.S. public sector clients, financial intermediaries and individuals. Mercer provides retirement plan outsourcing, including administration and delivery of defined benefit and defined contribution retirement benefits.

Mercer's investment consulting and investment management services (investment management services may also be referred to as "investment solutions," "delegated solutions," "fiduciary management" or "outsourced Chief Investment Officer (OCIO) services") cover a range of stages of the investment process, from investment research (through its Mercer-Insight service) strategy, asset allocation and implementation of investment strategies to ongoing portfolio management services. Mercer provides these services primarily to institutional and other sophisticated investors including retirement plans (e.g., defined benefit and defined contribution), master trusts, endowments and foundations, sovereign wealth funds, U.S. public sector clients, insurance companies and family offices, as well as wealth managers and other financial intermediaries, primarily through manager of manager strategies and funds sponsored and managed by Mercer. Mercer's clients invest in both traditional asset classes (e.g., equities, fixed income and cash equivalents) and alternative or private market strategies (e.g., private equity, private debt, real estate, other real assets and hedge funds). As of December 31, 2022, Mercer and its global affiliates had assets under management of approximately $345 billion worldwide.

Mercer also provides services to individual retail clients, including financial planning, high net worth risk solutions and other discretionary investment services.

Career. Mercer advises organizations on the engagement, skill assessment, management and reward of employees; the design of executive remuneration programs; people strategies during business transformation; improvement of human resource (HR) effectiveness; and the implementation of digital and cloud-based Human Resource Information Systems. In addition, through proprietary survey data and decision support tools, Mercer provides clients with human capital information and analytical capabilities to improve strategic human capital decision making. Mercer's Career products include solutions relating to rewards, mobility, engagement, workforce analytics and assessments. Mercer helps clients plan and implement HR programs and other organizational changes designed to maximize employee engagement.

Mercer also provides advice relating to people and benefits-related issues to buyers and sellers in a variety of types of M&A transactions.

OLIVER WYMAN GROUP

With more than 6,700 professionals and offices in over 30 countries, Oliver Wyman Group delivers advisory services to clients through three operating units, each of which is a leader in its field: Oliver Wyman, Lippincott and NERA Economic Consulting. Oliver Wyman Group generated approximately 14% of the Company's total revenue in 2022.

Oliver Wyman is a global leader in management consulting and combines deep industry knowledge with specialized expertise in strategy, operations, risk management and organization transformation. The firm works with clients around the world to help optimize their business, improve their operations and risk profile, and accelerate their organizational performance to seize attractive opportunities. Industry groups include:

- Automotive and Manufacturing Industries
- Communications, Media & Technology
- Energy and Natural Resources
- Financial Services (including corporate and institutional banking, public policy, and retail and business banking)
- Insurance and Asset Management
- Health and Life Sciences
- Public Sector
- Private Capital
- Retail & Consumer Goods
- Transportation Services (including aviation; aerospace and defense; rail; express, postal and third party logistics; services, including travel and leisure, environmental and facility management, and business and tech services; and CAVOK, which provides technical consulting and market forecasting services)

Oliver Wyman overlays its industry knowledge with expertise in the following functional specializations:

- *Actuarial*. Oliver Wyman's Actuarial Practice uses mathematical and statistical modeling skills and qualitative assessment methodologies to assist clients in evaluating and addressing risk.
- *Climate and Sustainability*. Oliver Wyman assists clients in cutting through complex climate systems and solving for operational efficiencies. Oliver Wyman helps clients discover new business opportunities, create new pathways, and respond to climate risk, to make needed changes commercially compelling.
- *Finance and Risk*. Oliver Wyman provides leading financial institutions with custom solutions and insights covering all aspects of risk and finance functions, including credit risk, market risks, asset and liability management and liquidity risks, and non-financial risks, together with integrated risk management topics, such as aggregated risk analyses, business applications and culture and organization.

- *Restructuring.* Oliver Wyman offers a complete management solution and "one-stop-shop" approach to turning around companies, providing strategic, operational, and financial restructuring advice.

- *Digital*. Oliver Wyman partners with clients to address their digital challenges, blending the power of digital with deep industry expertise. By building strong capabilities and culture, Oliver Wyman accelerates and embeds digital transformation, working collaboratively with clients' leaders, employees, stakeholders, and customers to jointly define, design, and achieve lasting results.

- *Operations.* Oliver Wyman helps organizations leverage their operations for a competitive advantage using a comprehensive set of capabilities, including performance improvement, digital operations strategy, and risk management.

- *People and Organizational Performance.* Oliver Wyman's People and Organizational Performance capability brings together deep functional expertise and industry knowledge to enable the whole organization to work in service of its strategic vision and to address the most pressing organizational, people, and change issues.

- *Payments.* Oliver Wyman draws on years of industry-shaping work in the Financial Services and Retail industries, deep digital expertise, and renowned research partners in its Celent® business, to help clients - from banks/issuers, to payments providers, to retailers - to build growth strategies, form effective partnerships, optimize costs, and manage risk.

- *Pricing, Sales, and Marketing.* Oliver Wyman helps organizations drive top-line and margin growth through outstanding strategy and decision making on pricing, marketing optimization, and best practices on sales effectiveness.

- *Customer First*. Oliver Wyman helps bring together capabilities required to identify customer and business growth, conduct detailed business design, build and launch a business, and maintain a focus on realizing growth while de-risking delivery.

- *Performance Transformation*. Oliver Wyman helps clients to design, realize and sustain value growth via large-scale transformations.

Lippincott is a creative consultancy specializing in brand and innovation that shapes recognized brands and experiences for clients globally. Lippincott's designers have helped create some of the world's most recognized brands.

NERA Economic Consulting provides economic analysis and advice to public and private entities to achieve practical solutions to highly complex business and legal issues arising from competition, regulation, public policy, strategy, finance and litigation. NERA professionals operate worldwide assisting clients including corporations, governments, law firms, regulatory agencies, trade associations, and international agencies. NERA's specialized practice areas include: antitrust; securities; complex commercial litigation; energy; environmental economics; network industries; intellectual property; product liability and mass torts; and transfer pricing.

Compensation for Services in Consulting

Oliver Wyman Group is compensated for advice and services primarily through fees paid by clients. Mercer is compensated for advice and services through fees paid by clients, commissions and fees based on assets or members. In the majority of cases, Mercer's Health business is compensated through commissions for the placement of insurance contracts and supplemental compensation from insurers based on such factors as volume, growth of accounts, and total retention of accounts placed by Mercer. Mercer may receive commissions in other parts of its business, such as its Private Client Services business and certain financial advice businesses. Mercer's investments business and certain of Mercer's administration services are compensated typically through fees based on assets under administration or management or fee per member. For a majority of the Mercer-managed investment funds, revenue received from Mercer's investment management clients as sub-advisor fees is reported in accordance with U.S. GAAP, on a gross basis rather than a net basis. For a more detailed discussion of revenue sources and factors affecting revenue in the Consulting segment, refer to Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

REGULATION

The Company's activities are subject to licensing requirements and extensive regulation under U.S. federal and state laws, as well as laws of other countries in which the Company's subsidiaries operate. Across most jurisdictions, we are also subject to various data privacy laws and regulations that apply to personal information. In addition, we are subject to various financial crime laws and regulations through our activities, activities of associated persons, the products and services we provide and our business and client relationships. Such laws and regulations relate to, among other areas, sanctions and export control, anti-bribery, anti-corruption, anti-money-laundering and counter-terrorist financing. In certain circumstances, we are also required to maintain operating funds primarily related to regulatory requirements outside the U.S. See Part I, Item 1A ("Risk Factors") below for a discussion of how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have an adverse effect on our businesses.

Risk and Insurance Services. While laws and regulations vary from location to location, every state of the United States and most foreign jurisdictions require insurance market intermediaries and related service providers (such as insurance brokers, agents and consultants, reinsurance brokers and managing general agents) to hold an individual or company license from a government agency or self-regulatory organization. Some jurisdictions issue licenses only to individual residents or locally-owned business entities; in those instances, if the Company has no licensed subsidiary, it may maintain arrangements with residents or business entities licensed to act in such jurisdiction. Such arrangements are subject to an internal review and approval process. Licensing of reinsurance intermediaries is generally less rigorous compared to that of insurance brokers, and most jurisdictions require only corporate reinsurance intermediary licenses.

In the United Kingdom, our business is regulated by the Financial Conduct Authority ("FCA"). The FCA's responsibilities and powers include licensing of insurance and reinsurance intermediaries and related criteria such as professional competence, financial capacity and the requirement to hold professional indemnity insurance, the broking of premium finance to consumers, and competition powers that enable it to enforce prohibitions on anti-competitive behavior in relation to financial services.

Insurance authorities in the United States and certain other jurisdictions in which the Company's subsidiaries do business, including the FCA in the United Kingdom, also have enacted laws and regulations governing the investment of funds, such as premiums and claims proceeds, held in a fiduciary capacity for others. These laws and regulations typically provide for segregation of these fiduciary funds and limit the types of investments that may be made with them, and generally apply to both the insurance and reinsurance business.

Certain of the Company's Risk and Insurance Services activities are governed by other regulatory bodies, such as investment, securities and futures licensing authorities. In the United States, Marsh and Guy Carpenter use the services of MMC Securities LLC, a SEC registered broker-dealer and introducing broker in the United States. MMC Securities LLC is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association and the Securities Investor Protection Corporation ("SIPC"), primarily in connection with capital markets and other investment banking-related services relating to insurance-linked and alternative risk financing transactions. Also in the United States, Marsh uses the services of MMA Securities LLC, a SEC registered broker-dealer, investment adviser and member of FINRA, SIPC and the Municipal Securities Rulemaking Board ("MSRB"), and MMA Asset Management LLC, a SEC registered investment adviser, primarily in connection with retirement, executive compensation and benefits consulting and advisory services to qualified and non-qualified benefits plans, companies and executives and personal wealth management. In the United Kingdom, Marsh and Guy Carpenter use the expertise of MMC Securities Limited, which is authorized and regulated by the FCA to provide advice on securities and investments, including mergers & acquisitions in the United Kingdom. In the European Union, Guy Carpenter uses MMC Securities (Ireland) Limited, which is authorized and regulated by the Central Bank of Ireland to place certain securities and investments in the European Union. MMC Securities LLC, MMC Securities Limited, MMC Securities (Ireland) Limited, MMA Securities LLC, and MMA Asset Management LLC are indirect, wholly-owned subsidiaries of Marsh & McLennan Companies, Inc.

Consulting. Mercer's retirement-related consulting and investment services are subject to pension law and financial regulation in many countries. Depending on the country, Mercer may rely on licensed colleagues or registered legal entities to engage in these services, or may utilize other Marsh McLennan entities or third parties. In addition, trustee services, investment services (including advice to persons, institutions and other entities on the investment of pension assets and assumption of discretionary investment management responsibilities) and retirement and employee benefit program administrative services provided by Mercer and its subsidiaries and affiliates may also be subject to investment and securities regulations in various jurisdictions, including (but not limited to) regulations imposed or enforced by the Securities and Exchange Commission (SEC) and the Department of Labor in the United States, the FCA in the United Kingdom, the Central Bank of Ireland and the Australian Prudential Regulation Authority and the Australian Securities and Investments Commission. In the United States, Mercer provides investment services through Mercer Investments LLC, (formerly Mercer Investment Management, Inc.), an SEC-registered investment adviser, which consolidated the activities of each of Mercer's affiliated investment adviser entities in the United States (including Mercer Investment Consulting LLC and Pavilion Advisory Group) in 2019. Mercer Trust Company, a limited purpose New Hampshire chartered trust bank, may also provide services for certain clients of Mercer's investment management business in the United States. The benefits insurance consulting and brokerage services provided by Mercer and its subsidiaries and affiliates are subject to the same licensing requirements and regulatory oversight as the insurance market intermediaries described above regarding our Risk and Insurance Services businesses. Depending on the nature of the client and services performed, Mercer may also be subject to direct oversight by the Departments of Health and Human Services and other federal agencies in the United States. Mercer provides annuity buy-out support that is subject to regulations (for example, in the United States, state insurance licensing regulations and ERISA). Mercer uses the services of MMC Securities LLC to provide certain services, including executive benefit and compensation services and securities dealing services.

FATCA. Regulations promulgated by the U.S. Treasury Department pursuant to the Foreign Account Tax Compliance Act and related legislation (FATCA) require the Company to take various measures relating to non-U.S. funds, transactions and accounts. The regulations impose on Mercer and MMA certain client financial account obligations relating to non-U.S. financial institution and insurance clients.

COMPETITIVE CONDITIONS

The Company faces significant competition in all of its businesses from providers of similar products and services, including competition with regard to identifying and pursuing acquisition candidates. The Company also encounters strong competition throughout its businesses from both public corporations and private firms in attracting and retaining qualified employees. As the Company has clients across various geographies, industries and sizes, the competitive landscape is complex and varies across numerous markets. In addition to the discussion below, refer to "Risks Relating to the Company Generally — Competitive Risks," in Part I, Item 1A of this report.

Risk and Insurance Services. The Company's combined insurance and reinsurance services businesses are global in scope. Our insurance and reinsurance businesses compete principally on the sophistication, range, quality and cost of the services and products they offer to clients. The Company encounters strong competition from other insurance and reinsurance brokerage firms that operate on a global, regional, national or local scale in every geography in which it operates, from insurance and reinsurance companies that market, distribute and service their insurance and reinsurance products without the assistance of brokers and from other businesses, including commercial and investment banks, accounting firms, consultants and online platforms, that provide risk-related services and products or alternatives to traditional insurance brokerage services. In addition, third party capital providers have entered the insurance and reinsurance risk transfer market offering products and capital directly to the Company's clients. Their presence in the market increases the competitive pressures that the Company faces.

Certain insureds and groups of insureds have established programs of self-insurance as a supplement or alternative to purchasing traditional third-party insurance, thereby reducing in some cases their need for third-party insurance placements. Certain insureds also obtain coverage directly from insurance providers. There are also many other providers of managing general agency, affinity programs and private client services that compete with the Company's offerings.

Consulting. The Company's consulting businesses face strong competition from other privately and publicly held worldwide and national companies, as well as regional and local firms. These businesses generally compete on the basis of the range, quality and cost of the services and products they provide to clients. Competitors include independent consulting, broking and outsourcing firms, as well as consulting, broking and outsourcing operations affiliated with larger accounting, information systems, technology and financial services firms. Mercer's Health business faces additional competition from insurers and from non-traditional competitors seeking to enter or expand in the health benefits space (for example, payroll firms, large consumer businesses, and digitally oriented consultancies). Mercer's investments business faces competition from many sources, including investment consulting firms (many of which offer delegated services), investment management firms and other financial institutions. In some cases, clients have the option of handling the services provided by Mercer and Oliver Wyman Group internally, without assistance from outside advisors.

Segmentation of Activity by Type of Service and Geographic Area of Operation.

Financial information relating to the types of services provided by the Company and the geographic areas of its operations is incorporated herein by reference to Note 17, Segment Information, in the notes to the consolidated financial statements included under Part II, Item 8 of this report.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Since 2008, Marsh McLennan has had a framework for overseeing and managing the company's corporate responsibility initiatives at the Board and senior management levels. ESG is central to who we are and how we serve our clients and communities. We believe that Marsh McLennan is well positioned to help our clients tackle the challenges of climate resilience and we are committed to developing innovative solutions to help move the world towards a more sustainable future.

Our ESG Report provides more information about our ESG philosophy, goals and achievements. It also discloses against aspects of the Task Force on Climate-related Financial Disclosures, Sustainability Accounting Standards Board and Global Reporting Initiative standards and describes the six UN Sustainable Development Goals we have prioritized that most relate to our business. Our ESG Report, Pay Equity Statement, statement on Human Rights and related information is available on our website at marshmclennan.com/about/esg.html. These reports and our website are not deemed part of this report and are not incorporated by reference.

HUMAN CAPITAL

As a professional services firm, we believe the health of our business relies on the strength of our workforce. Our shared purpose is to make a difference in moments that matter, helping clients meet the challenges of our time. Measurement of our talent outcomes are, therefore, not just a human capital priority, but a business imperative.

For detailed information regarding our human capital management, we encourage investors to visit https://www.marshmclennan.com/about/esg.html for our consolidated ESG Report. The information on this website, and in the ESG report, does not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the website or the report and does not form part of this Form 10-K.

Our People. As of December 31, 2022, the Company and its consolidated subsidiaries employed more than 85,000 colleagues worldwide, including approximately 48,600 in Risk and Insurance Services and 30,900 in Consulting. Two-thirds of our global workforce are located in either North America or Europe. While these remain our largest work regions, we have also grown our presence in Asia-Pacific, Latin America and the Middle East over the last several years. Women comprise more than half of our global enterprise workforce, and approximately 32% of our senior leaders are women. In the United States, where we have the most complete data through workforce self-identification of race and ethnicity, approximately 1 in 4 U.S. colleagues and 17% of U.S. senior leaders identify as non-White.

Our Governance. The Chief People Officer is responsible for developing and executing our enterprise people strategy. This includes the attraction, recruitment, hiring, development and engagement of talent to deliver on our strategy and the design of colleague total rewards programs. The Chief People Officer and the Chief Inclusion & Diversity Officer are responsible for developing and integrating our inclusion and diversity approach into our strategy.

Our ESG Committee and Compensation Committee of the board of directors have oversight of these initiatives. The Compensation Committee has responsibility to review certain key human resource strategic activities, including those relating to diversity, training and recruitment. The Compensation Committee coordinates with the ESG Committee on diversity initiatives, and both committees receive reports at least annually on inclusion and diversity from the Company's Chief People Officer. The Chief Executive Officer and Chief People Officer regularly update our board of directors, the ESG Committee and the Compensation Committee on the Company's human capital trends and activities.

Inclusion & Diversity. Our Company's greatest strength is the collective talent of our people. We believe the more diverse our backgrounds and experiences, the more we can achieve together working side by side. We seek capable, creative and fair-minded people who can help us enable client success, find smarter ways to do things and live our Code of Conduct, *The Greater Good*. We believe that inclusion means more than acceptance—it means belonging. We have a Race Advisory Council to advise our Executive Committee and help amplify diverse perspectives in decision-making. Additionally, we have established cross-enterprise leadership development programs designed to expand professional development and opportunities for career progression, including our Black Leadership Program, Accelerated Leadership Program and our Racial Inclusion and Social Equity (RISE) MBA Fellowship program in partnership with the National Black MBA Association and Fisk University. We also offer regionally based and business-specific affinity programming to support leadership development for women, racially and ethnically underrepresented colleagues, and LGBTQIA+ identifying colleagues. Those programs include Marsh's global Diversity Sponsorship Program and women's Leadership Development Programs in South Africa and India.

Talent Development. We strive to create an environment where individuals and teams can perform to their highest potential and where career growth and mobility are encouraged and supported. We are committed to helping colleagues perform at their best by encouraging regular discussions about their goals, performance, career aspirations and development opportunities.

We also aim to build a learning culture and deliver a digital-first learning strategy, supplemented by formal programs for key groups. For example, we implemented a new learning platform to accelerate usage of digital learning as well as increasing participation in live learning. Our digital learning platform empowers colleagues to choose their own skill development, customize preferences, learn in local language, and get personalized development recommendations, and enables managers to have more meaningful development conversations. Parts of our business also sponsored Learning Days in 2022.

We also recognize the importance of our 16,800 people managers to our talent pipeline and have given them increased support and opportunities for promoting the growth of their teams. In 2022 we offered 440 live learning sessions in addition to more than 32,000 individual learning courses to help our colleagues grow and develop. Our People Manager Hub is a one-stop digital source for people managers globally. Through the Hub, people managers have access to suggested learning, webinars and resources to support development and provide guidance for leading with clarity and inclusion, including four new learning pathways on our digital learning platform and a series of People Manager Workshops on topics ranging from Building Inclusion in Your Team to Managing Change and Transitions, which were offered for the first time in 2022.

Colleague Engagement. Each year we ask our colleagues to share their views on working at Marsh McLennan through a company-wide engagement survey. Developed internally by our Global Talent Development team, the survey methodology has been consistent since 2011, with updates to specific questions as necessary. In 2022, we expanded the survey with questions on manager effectiveness, covering topics related to well-being, inclusion and diversity, feedback and colleague development. A third-party administers our survey in order to maintain confidentiality of responses. Collective survey outcomes allow us to monitor the evolution of our culture over time and identify opportunities to build on strengths and address challenges, all with the intention of furthering our productivity through an engaged workforce.

Health and Well-being. As a company, our success depends on the health and well-being of our colleagues—we want to support our colleagues with the resources, protection and peace of mind to live healthy lives. We offer comprehensive health insurance, including medical coverage and other core health benefits based on the market. We also prioritize our colleagues' mental wellness, including 24/7 access to an Employee Assistance Program for confidential counselling on personal issues for 99% of our colleagues and their eligible family members, and critical incident support in countries where a disaster has occurred. In addition, we offer competitive time-off benefits, including a paid day off each year to volunteer. Supporting our colleagues as they navigate changing circumstances—health and economic challenges, new technologies and social inequities—has been our priority in 2022.

Total Rewards. We recognize how important it is to be financially secure through employment, so we offer competitive rewards to help build colleagues' personal wealth and improve their financial well-being. Base pay is just the start. Through our annual bonus program, we encourage performance that aligns with the Company's interests by providing eligible colleagues with discretionary awards. We also offer various incentives in certain circumstances, such as sales incentives and long-term incentives to people in roles that have a significant impact on our long-term performance and success. Our offerings also include retirement benefits, savings and stock investment plans in certain jurisdictions.

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers and executive officer appointees of the Company are appointed annually by the Company's Board of Directors. The following individuals are the executive officers of the Company as of February 13, 2023:

Paul Beswick, age 48, is Senior Vice President and Global Chief Information Officer (CIO) of Marsh McLennan. In this role, he manages over 5,000 technologists supporting Marsh McLennan's global businesses. Prior to his appointment as Marsh McLennan CIO in January 2021, Mr. Beswick was a Partner and Global Head of Oliver Wyman Labs and the Digital Practice at Oliver Wyman. During more than two decades with Oliver Wyman, he worked in various sectors, including retail, transportation, telecom, and consumer goods. Before this, Mr. Beswick headed Oliver Wyman's North American Retail Practice. Mr. Beswick holds an MA (first class) in chemical engineering from Cambridge University.

Katherine J. Brennan, age 44, is Senior Vice President and General Counsel of Marsh McLennan. In this role, she leads Marsh McLennan's global legal, compliance and public affairs function, which supports the Company's four businesses, Marsh, Guy Carpenter, Mercer and Oliver Wyman. She also leads the Company's ESG efforts. Ms. Brennan has held several legal and compliance leadership roles at Marsh McLennan, serving most recently as General Counsel, Marsh LLC. She also served as Deputy General Counsel, Corporate Secretary and Chief Compliance Officer for Marsh McLennan from 2017 to 2021, and prior to that, as General Counsel of Guy Carpenter. Ms. Brennan currently serves on the Board of the Red Cross of Greater New York.

John Q. Doyle, age 59, is President and Chief Executive Officer of Marsh McLennan. Previously, from 2021 to 2022 he served as Group President and Chief Operating Officer, responsible for the strategy and operational objectives of Marsh McLennan's four global businesses. He joined the firm in 2016 as President of Marsh, then led Marsh as President and CEO from 2017 to 2021. An industry veteran with more than 35 years of management experience, Mr. Doyle began his career at AIG, where he held several executive positions. He is a member of the Board of the New York Police and Fire Widows' and Children's Benefit Fund, a Trustee of the Inner-City Scholarship Fund, a member of the Board of Overseers of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science at St. John's University and a former Director of the American Insurance Association. Mr. Doyle serves as the Chairman of the US Federal Advisory Committee on Insurance.

Martine Ferland, age 61, is President and Chief Executive Officer of Mercer. She also serves as Vice Chair of Marsh McLennan. Prior to assuming her current role in March 2019, she was Mercer's Group President, responsible for leading the firm's regions and Global Business Solutions. She joined Mercer in 2011 as Retirement Business Leader for EMEA, and has served as Europe and Pacific Region President and Co-President, Global Health. Ms. Ferland began her career as a pension actuary and consultant at Willis Towers Watson, where she spent 25 years and held various leadership positions in Montreal and New York. Ms. Ferland is a Fellow of the Society of Actuaries and of the Canadian Institute of Actuaries and a member of the Board of Trustees of the New York Academy of Medicine.

Carmen Fernandez, age 49, is Senior Vice President and Chief People Officer for Marsh McLennan. Prior to her appointment as Chief People Officer in January 2021, Ms. Fernandez held positions within Marsh McLennan for 15 years, most recently Deputy CHRO, CHRO of Guy Carpenter, and HR leadership roles at Mercer, including North America HR Leader, Global HR Leader for the Career business and Chief of Staff in the Office of the CEO. Before joining Marsh McLennan, Ms. Fernandez worked in investment banking at Bank of America and Goldman Sachs. She began her career as a consultant with PricewaterhouseCoopers.

John Jones, age 51, is Chief Marketing and Communications officer of Marsh McLennan. Previously, he served as Chief Marketing and Communications Officer of Marsh from 2018 to 2022. Mr. Jones joined Marsh in 2016 as senior vice president of Marsh's business planning, leading strategic planning and global growth initiatives. Prior to that, Mr. Jones was senior vice president of commercial marketing and strategy for AIG and has more than 25 years of marketing, communications and strategy experience.

Dean Klisura, age 59, is President and Chief Executive Officer of Guy Carpenter and serves as Vice Chair of Marsh McLennan. Prior to assuming this role in January 2022, he was President of Guy Carpenter, overseeing the North America, International, Specialty and Global Strategic Advisory business units. Prior to joining Guy Carpenter, Mr. Klisura was President of Marsh Global Placement and Advisory Services, leading property and casualty placement activities globally, as well as leading Bowring Marsh, the Insurer Consulting Group, and Marsh Advisory. He joined Marsh in 1993 and held several key global leadership roles including President of Global Specialties.

Mark McGivney, age 55, is Chief Financial Officer of Marsh McLennan. Prior to assuming this role in January 2016, Mr. McGivney held a number of senior financial management positions since joining the Company in 2007. Most recently he was Senior Vice President, Corporate Finance of Marsh McLennan, and was responsible for leading and directing the Company's Corporate Development, Treasury and Investor Relations functions from 2014 until 2016. Prior to that, he served as Chief Financial Officer of Marsh, and Chief Financial Officer and Chief Operating Officer of Mercer. His prior experience includes senior positions at The Hanover Insurance Group, including serving as Senior Vice President of Finance, Treasurer, and Chief Financial Officer of the Property & Casualty business, as well as positions with Merrill Lynch and PricewaterhouseCoopers.

Martin South, age 58, is President and Chief Executive Officer of Marsh, a position he assumed in January 2022, and oversees all of Marsh's businesses and operations globally. He also serves as Vice Chair of Marsh McLennan. With more than 30 years in the insurance industry, Mr. South joined Marsh for the first time in 1985 with Bowring Marsh, a Marsh McLennan broking unit. His industry experience includes senior leadership roles at Zurich Financial Services, where he was a member of the Group Management Board, responsible for all of Zurich's operations outside of North America and Europe, and CEO of Zurich's London operations. Since rejoining Marsh in 2007, Mr. South has served as CEO of Marsh's Asia-Pacific region, CEO of Marsh UK and Ireland, CEO of Marsh Europe and CEO of Marsh US and Canada.

Nicholas Studer, age 49, is Chief Executive Officer of Oliver Wyman Group, a role he assumed in July of 2021. He also serves as Vice Chair of Marsh McLennan. From 2017 to 2021, Mr. Studer was the Managing Partner of the Consumer, Industrial and Services Practice Group, before becoming Managing Partner of Oliver Wyman in 2021. He has held many senior positions at Oliver Wyman including Managing Partner of the Financial Services Practice Group, Head of the European Finance and Risk Practice and Global head of the Corporate and Institutional Banking practice. He has over 25 years of experience consulting in the UK, Continental Europe, and North America.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, the Company files with, or furnishes to, the SEC its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statement for its annual shareholders' meeting. The Company makes these reports and any amendments to these reports available free of charge through its website, www.marshmclennan.com, as soon as reasonably practicable after they are filed with or furnished to the SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like the Company, that file electronically with the SEC.

The Company also posts on its website certain governance and other information for investors.

The Company encourages investors to visit these websites from time to time, as information is updated and new information is posted. Website references in this report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the websites. Therefore, such information should not be considered part of this report.

Item 1A.   Risk Factors.

You should consider the risks described below in conjunction with the other information presented in this report. These risks have the potential to materially adversely affect the Company's business, results of operations or financial condition.

SUMMARY RISK FACTORS

Some of the factors that could materially and adversely affect our business, financial condition, results of operations or prospects, include the following:

- Our results of operations and investments could be adversely affected by geopolitical or macroeconomic conditions;

- We could incur significant liability or our reputation could be damaged if our information systems are breached or we otherwise fail to protect client or Company data or information systems;

- The costs to comply with, or our failure to comply with, U.S. and foreign laws related to privacy, data security and data protection, such as the E.U. General Data Protection Regulation (GDPR) and the California Privacy Rights Act (CPRA), could adversely affect our financial condition, operating results and our reputation;

- Our business performance and growth plans could be negatively affected if we are not able to develop and implement improvements in technology or respond effectively to the threat of digital disruption and other technological change;

- We are subject to significant uninsured exposures arising from errors and omissions, breach of fiduciary duty and other claims;

- We cannot guarantee that we are or will be in compliance with all current and potentially applicable U.S. federal and state or foreign laws and regulations, and actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate could have a material adverse effect on our business;

- Our business or reputation could be harmed by our reliance on third-party providers or introducers;

- We may not be able to effectively identify and manage actual and apparent conflicts of interest;

- The loss of members of our senior management team or other key colleagues, or if we are unsuccessful in our efforts to attract, retain and develop talent, could have a material adverse effect on our business;

- Failure to maintain our corporate culture, particularly in a hybrid work environment, could damage our reputation;

- Increasing scrutiny and changing laws and expectations from regulators, investors, clients and our colleagues with respect to our environmental, social and governance (ESG) practices and disclosure may impose additional costs on us or expose us to new or additional risks;

- We face significant competitive pressures in each of our businesses, including from disintermediation, as our competitive landscape continues to evolve;

- We rely on a large number of vendors and other third parties to perform key functions of our business operations and to provide services to our clients. These vendors and third parties may act in ways that could harm our business;

- Our inability to successfully recover should we experience a disaster or other business continuity or data recovery problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability;

- We face risks when we acquire businesses;

- If we are unable to collect our receivables, our results of operations and cash flows could be adversely affected;

- We may not be able to obtain sufficient financing on favorable terms;

- Our defined benefit pension plan obligations could cause the Company's financial position, earnings and cash flows to fluctuate;

- Our significant non-U.S. operations expose us to exchange rate fluctuations and various risks that could impact our business;

- Our quarterly revenues and profitability may fluctuate significantly;

- Credit rating downgrades would increase our financing costs and could subject us to operational risk;

- Our current debt level could adversely affect our financial flexibility;

- The current U.S. tax regime makes our results more difficult to predict;

- We are exposed to multiple risks associated with the global nature of our operations;

- Results in our Risk and Insurance Services segment may be adversely affected by a general decline in economic activity;

- Volatility or declines in premiums and other market trends may significantly impede our ability to grow revenues and profitability;

- Adverse legal developments and future regulations concerning how intermediaries are compensated by insurers or clients, as well as allegations of anti-competitive behavior or conflicts of interest more broadly, could have a material adverse effect on Marsh's business, results of operations and financial condition;

- Mercer's Wealth business is subject to a number of risks, including risks related to public and private capital market fluctuations, third-party asset managers, operational and technology risks, conflicts of interest, ESG and greenwashing, asset performance and regulatory compliance, that, if realized, could result in significant damage to our business;

- Revenues for the services provided by our Consulting segment may decline for various reasons, including as a result of changes in economic conditions, the value of equity, debt and other asset classes, our clients' or an industry's financial condition or government regulation or an accelerated trend away from actively managed investments to passively managed investments;

- Factors affecting defined benefit pension plans and the services we provide relating to those plans could adversely affect Mercer; and

- The profitability of our Consulting segment may decline if we are unable to achieve or maintain adequate utilization and pricing rates for our consultants.

RISKS RELATING TO THE COMPANY GENERALLY

Macroeconomic Risks

Our results of operations and investments could be adversely affected by geopolitical or macroeconomic conditions.

Geopolitical and macroeconomic conditions, including conflicts such as the war in Ukraine, slower GDP growth or recession, capital markets volatility and inflation affect our clients' businesses and the markets they serve. These conditions, including inflationary expense pressure with our clients, may reduce demand for our services or depress pricing for those services, which could have a material adverse effect on our results of operations.

For example, the war in Ukraine has continued to result in worldwide geopolitical and macroeconomic uncertainty and may negatively impact other regional and global economic markets (including Europe and the United States), companies in other countries (particularly those that have done business with Russia) and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas, and may increase financial market volatility and adversely impact regional and global economic markets, industries and companies. Moreover, for nearly three years, the COVID-19 pandemic has impacted businesses, including our clients, third-party vendors and business partners, globally in every geography in which we operate. The ultimate extent of the impact of COVID-19, including the impact of hybrid working arrangements, on us will depend on future developments that we are unable to predict. In addition, the continuing legal uncertainty, negotiations and potentially divergent laws and regulations as a result of Brexit may continue to lead to economic and legal uncertainty, causing increased economic volatility or disrupting the markets and clients we serve.

Changes in macroeconomic and geopolitical conditions could also shift demand to services for which we do not have a competitive advantage, and this could negatively affect the amount of business that we are able to obtain.

More generally, our investments, including our minority investments in other companies as well as our cash investments and those held in a fiduciary capacity, are subject to general credit, liquidity, counterparty, foreign exchange, market and interest rate risks. For example, in 2022, market conditions caused exchange rates to fluctuate significantly. These fluctuations in foreign exchange rates between the U.S. dollar and foreign currencies may adversely affect our results of operations.

These risks may be exacerbated by global macroeconomic conditions, market volatility and regulatory, financial and other difficulties affecting the companies in which we have invested or that may be faced by financial institution counterparties. During times of stress in the banking industry, counterparty risk can quickly escalate, potentially resulting in substantial trading and investment losses for corporate and other investors. In addition, we may incur investment losses as a result of unusual and unpredictable market developments, and we may continue to experience reduced investment earnings if the yields on investments deemed to be low risk remain at or near their current low levels. If the banking system or the fixed income, interest rate, credit or equity markets deteriorate, the value and liquidity of our investments could be adversely affected. Finally, the value of the Company's assets held in other jurisdictions, including cash holdings, may decline due to foreign exchange fluctuations.

Cybersecurity, Data Protection and Technology Risks

We could incur significant liability or our reputation could be damaged if our information systems are breached or we otherwise fail to protect client or Company data or information systems.

In operating our business and providing services and solutions to clients, we collect, use, store, transmit and otherwise process certain electronic information, including personal, confidential, proprietary and sensitive data such as information related to financial records, health care, mergers and acquisitions and personal data of our clients, colleagues and vendors. We rely on the efficient, uninterrupted and secure operation of complex information technology systems and networks to operate our business and securely process, transmit and store electronic information. In the normal course of business, we also share electronic information with our vendors and other third parties. This electronic information comprises sensitive and confidential data, including information related to financial records, health care, mergers and acquisitions and clients' personal data. Our information technology systems and safety control systems, and those of our numerous third-party providers, as well as the control systems of critical infrastructure they rely on, such as power grids, and undersea cables, are potentially vulnerable to unauthorized access, damage or interruption from a variety of external threats, including physical attack, cyberattacks, computer viruses and other malware, ransomware and other types of data and systems-related modes of attack. A disruption of physical infrastructure could impact our ability to conduct business and service clients. This may include deliberate or unintentional disruption of service to electrical systems, satellite communications, undersea or terrestrial cable systems, Internet services, or other systems our colleagues or third parties rely on us to conduct business in a multitude of jurisdictions across the globe. Disruptions may be the result of weather, natural disaster, war, terrorism, pandemic, or other natural or geopolitical event. Our systems are also subject to compromise from internal threats such as improper action by employees, vendors and other third parties with otherwise legitimate access to our systems. Moreover, we face the ongoing challenge of managing access controls in a complex environment. The latency of a compromise is often measured in months but could be years, and we may not be able to detect a compromise in a timely manner. We could experience significant financial and reputational harm if our information systems are breached, sensitive client or Company data are compromised, surreptitiously modified, rendered inaccessible for any period of time or maliciously made public, or if we fail to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols.

Cyberattacks are increasing in frequency and evolving in nature. We are at risk of attack by a variety of adversaries, including state-sponsored organizations, organized crime and hackers, through use of increasingly sophisticated methods of attack, including the deployment of artificial intelligence to find and exploit vulnerabilities, "deep fakes", long-term, persistent attacks (referred to as advanced persistent threats) and the use of the IT supply chain to introduce malware through software updates or compromised suppliers accounts or hardware. In particular, we are at increased risk of a cyberattack during periods of heightened geopolitical conflict, such as the war in Ukraine, as diplomatic events and economic policies may trigger espionage or retaliatory cyber incidents.

The techniques used to obtain unauthorized access or sabotage systems include, among other things, computer viruses, malicious or destructive code, ransomware, social engineering attacks (including phishing and impersonation), hacking and denial-of-service attacks. Because these techniques change frequently and new techniques may not be identified until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures, resulting in potential data loss, data unavailability, data corruption or other damage to information technology systems. In addition, an increased level of remote and hybrid work arrangements post COVID-19 has increased the risk of phishing and other cybersecurity attacks or unauthorized dissemination of personal, confidential, proprietary or sensitive data.

As the breadth and complexity of the technologies we use and the software and platforms we develop continue to grow, including as a result of the use of mobile devices, cloud services, "open source" software, social media tools and the increased reliance on devices connected to the Internet (known as the "Internet of Things"), the potential risk of security breaches and cyber-attacks also increases. Despite ongoing efforts to improve our ability to protect data from compromise, we may not be able to protect all of our data across our diverse systems. Our efforts to improve and protect data from compromise may also identify previously undiscovered instances of security breaches or other cyber incidents. Our policies, employee training (including phishing prevention training), procedures and technical safeguards may also be insufficient to prevent or detect improper access to confidential, personal or proprietary information. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may also be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks.

Should an attacker gain access to our network using compromised credentials of an authorized user, we are at risk that the attacker might successfully leverage that access to compromise additional systems and data. Certain measures that could increase the security of our systems, such as data encryption (including encryption of data at rest), heightened monitoring and logging, scanning for source code errors or deployment of multi-factor authentication, take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.

Our information systems must be continually updated, patched, and upgraded to protect against known vulnerabilities. The volume of new software vulnerabilities has increased markedly, as has the criticality of patches and other remedial measures. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be continuously addressed. Accordingly, we are at risk that cyberattackers exploit these known vulnerabilities before they have been communicated by vendors or addressed. Due to the large number and age of the systems and platforms that we operate, the increased frequency at which vendors are issuing security patches to their products, the need to test patches and, in some cases coordinate with clients and vendors, before they can be deployed, we perpetually face the substantial risk that we cannot deploy patches in a timely manner. We are also dependent on third party vendors to keep their systems patched and secure in order to protect our data. Any failure related to these activities could have a material adverse effect on our business.

We have numerous vendors and other third parties who receive personal information from us in connection with the services we offer our clients and our employees. We also use hundreds of IT vendors and software providers to maintain and secure our global information systems infrastructure. In addition, we have migrated certain data, and may increasingly migrate data, to the cloud hosted by third-party providers. Some of these vendors and third parties also have direct access to our systems. We are at risk of a cyberattack involving a vendor or other third party, which could result in a breakdown of such third party's data protection processes or the cyberattackers gaining access to our infrastructure through a supply chain attack. Highly publicized data security breaches, such as the December 2020 large-scale

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attack on SolarWinds that created security vulnerabilities for public and private organizations around the world may embolden malicious actors to target the IT supply chain and providers of business software. Other similar supply chain compromises could have a significant negative impact on our systems and operations.

We have a history of making acquisitions and investments, including the acquisition of JLT in 2019. The process of integrating the information systems of any businesses we acquire is complex and exposes us to additional risk. For instance, we may not adequately identify weaknesses and vulnerabilities in an acquired entity's information systems, either before or after the acquisition, which could affect the value we are able to derive from the acquisition, expose us to unexpected liabilities or make our own systems more vulnerable to a cyberattack. In addition, if we discover a historical compromise, security breach or other cyber incident related to the target's information systems following the close of the acquisition, we may be liable and exposed to significant costs and other unforeseen liabilities. We may also be unable to integrate the systems of the businesses we acquire into our environment in a timely manner, which could further increase these risks until such integration takes place.

We have experienced data incidents and cybersecurity breaches, such as malware incursions (including computer viruses and ransomware), vulnerabilities in the software on which we rely, users exceeding their data access authorization, employee misconduct and incidents resulting from human error, such as emails sent to the wrong recipient, loss of portable and other data storage devices or misconfiguration of software or hardware resulting in inadvertent exposure of personal, sensitive, confidential or proprietary information. In April 2021, an unauthorized actor leveraged a vulnerability in a third party's software and gained access to a limited set of data in our environment. Like many companies, we are also subject to social engineering attacks such as WhatsApp scams and regular phishing email campaigns directed at our employees that can result in malware infections, fraud and data loss. Although these incidents have resulted in data loss and other damages, to date, they have not had a material adverse effect on our business or operations. In the future, these types of incidents could result in personal, sensitive, confidential or proprietary information being lost or stolen, surreptitiously modified, rendered inaccessible for any period of time, or maliciously made public, including client, employee or Company data, which could have a material adverse effect on our business. In the event of a cyberattack, we might have to take our systems offline, which could interfere with services to our clients or damage our reputation. A cyberattack may also result in systems or data being encrypted or otherwise unavailable due to ransomware or other malware. We also may be unable to detect an incident, assess its severity or impact, or appropriately respond in a timely manner. In addition, our liability insurance, which includes cyber insurance, may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related data and system incidents.

The costs to comply with, or our failure to comply with, U.S. and foreign laws related to privacy, data security and data protection, such as the E.U. General Data Protection Regulation (GDPR) and the California Privacy Rights Act (CPRA), could adversely affect our financial condition, operating results and our reputation.

Improper collection, use disclosure, cross border transfer, and retention of confidential, personal, or proprietary data could result in regulatory scrutiny, legal and financial liability, or harm to our reputation. In operating our business and providing services and solutions to clients, we store and transfer sensitive employee and client data, including personal data, in and across multiple jurisdictions. We collect data from client and individuals located all over the world and leverage systems and teams to process it. As a result, we are subject to a variety of laws and regulations in the United States, Europe and around the world regarding privacy, data protection, data security and cyber security. These laws and regulations are continuously evolving and developing. Some of these laws and regulations are increasing the level of data handling restrictions, including rules on data localization, all of which could affect our operations and result in regulatory liability and high fines. In particular, high-profile data breaches at major companies continue to be disclosed regularly, which is leading to even greater regulatory scrutiny and fines at the highest levels they have ever been. These fines are not limited to data breaches and regulators are increasingly focusing on other data processing activities including those related to ad-tech and "data subject" rights.

The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, the GDPR, which became effective in May 2018, greatly increased the

European Commission's jurisdictional reach of its laws and added a broad array of requirements for handling personal data, such as the public disclosure of data breaches, privacy impact assessments, data portability and the appointment of data protection officers in some cases. In the U.S., CPRA was passed in late 2020 and has greatly expanded the requirements under the California Consumer Privacy Act (CCPA). Despite a proliferation of regulatory guidance papers, there remains uncertainty in key areas related to the GDPR and the CPRA, and that uncertainty could result in potential liability for our failure to meet our obligations under the GDPR and the CPRA. Given the breadth and depth of changes in data protection obligations, including classifying data and committing to a range of administrative, technical and physical controls to protect data and enable data transfers outside of the E.U., our compliance with laws such as the GDPR and the CPRA will continue to require time, resources and review of the technology and systems we use. Further, the European Union Court of Justice's "Schrems II" decision and Brexit continue to generate uncertainty with regard to the future of the flow of personal information between the U.S. and E.U and between the United Kingdom and the E.U., and that uncertainty may impair our ability to offer our existing and planned products and services or increase our cost of doing business.

Following the implementation of the GDPR, other jurisdictions have sought to amend, or propose legislation to amend, their existing data protection laws to align with the requirements of the GDPR with the aim of obtaining an adequate level of data protection to facilitate the transfer of personal data to most jurisdictions from the E.U. Accordingly, the challenges we face in the E.U. will likely also apply to other jurisdictions that adopt laws similar to the GDPR or regulatory frameworks of equivalent complexity. For example, Indonesia passed the Personal Data Protection Bill in 2022, Australia and Canada are seeking to make major amendments to their existing privacy laws and India is engaging in an ongoing effort to enact a new privacy law. Some of the laws enacted in recent years, including those in China and the Kingdom of Saudi Arabia, the laws include data localization elements that will require that certain personal data stay within their borders.

In the U.S., following the passage of the CCPA and CPRA, four other states (Colorado, Connecticut, Utah and Virginia) passed privacy laws and there remains continued legislative interest in passing laws in additional states, as well as a federal privacy law, though the prospects of such a law passing soon have diminished.

In addition to data protection laws, countries and states in the U.S. are enacting cybersecurity laws and regulations. For example, in 2017 the New York State Department of Financial Services (NYDFS) issued cybersecurity regulations which imposed an array of detailed security measures on covered entities. These requirements were phased in and the last of them came into effect on March 1, 2019. The NYDFS has now proposed an array of modifications to those rules which if passed would impose significant new requirements. A number of states have also adopted laws covering data collected by insurance licensees that include security and breach notification requirements. And at the federal level, the Securities and Exchange Commission is seeking to impose new cybersecurity requirements, including new reporting obligations, on publicly traded companies. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our results of operations.

Many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our vendors. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Data protection laws also include strict notification requirements for organizations related to confirmed or suspected breaches. With such a limited time available to validate indicators, there is an increased risk of reporting a false alarm or immaterial breach, which may lead to reputational damage despite there not being an actual data breach.

Furthermore, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations, including a recent focus on website "cookies" compliance in some countries, continue to increase. Privacy violations, including unauthorized use disclosure or transfer of sensitive or confidential client or Company data, whether through systems failure, employee negligence, fraud or misappropriation, by the Company, our vendors or other parties with whom we do business (if they fail to meet the standards we impose) could damage our reputation and subject us to significant litigation, monetary damages, regulatory enforcement actions, fines and criminal prosecution in one or more jurisdictions. Given the complexity of operationalizing the various privacy laws such as the GDPR and the CPRA, the maturity level of proposed compliance frameworks and the continued lack of certainty on how to implement their requirements, we and our clients are at risk of enforcement actions taken by E.U. and other data protection authorities or litigation from consumer advocacy groups acting on behalf of data subjects. We may not be able to respond quickly or effectively to regulatory, legislative and other developments, and these changes may in turn impair our ability to offer our existing or planned products and services and increase our cost of doing business.

Our business performance and growth plans could be negatively affected if we are not able to develop and implement improvements in technology or respond effectively to the threat of digital disruption and other technological change.

We depend in large part on our technology systems for conducting business, as well as for providing the data and analytics we use to manage our business. As a result, our business success is dependent on maintaining the effectiveness of existing technology systems and on continuing to develop and enhance technology systems that support our business processes and strategic initiatives in a cost and resource efficient manner, particularly as our business processes become more digital. We have a number of strategic initiatives involving investments in or partnerships with technology companies as part of our growth strategy, as well as investments in technology and infrastructure to support our own systems.

These investments may be costly and require significant capital expenditures, may not be profitable or may be less profitable than what we have experienced historically. In addition, investments in technology systems may not deliver the benefits or perform as expected, or may be replaced or become obsolete more quickly than expected, which could result in operational difficulties or additional costs. In some cases, we also depend on key vendors and partners to provide technology and other support for our strategic initiatives. If these vendors or partners fail to perform their obligations or otherwise cease to work with us, our ability to execute on our strategic initiatives could be adversely affected. If we do not keep up with technological changes or execute effectively on our strategic initiatives, our business and results of operations could be adversely impacted.

In addition, to remain competitive in many of our business areas, we must anticipate and respond effectively to the threat of digital disruption and other technological change. The threat comes from traditional players, such as insurers, through disintermediation as well as from new entrants, such as technology companies, "Insurtech" start-up companies and others. In the past few years, there has been a substantial increase in private equity investments into these Insurtech companies. These players are focused on using technology and innovation, including artificial intelligence (AI), digital platforms, data analytics, robotics and blockchain, to simplify and improve the client experience, increase efficiencies, alter business models and effect other potentially disruptive changes in the industries in which we operate.

<u>Legal and Regulatory Risks</u>

We are subject to significant uninsured exposures arising from errors and omissions, breach of fiduciary duty and other claims.

Our businesses provide numerous professional services, including the placement of insurance and the provision of consulting, investment advisory, investment management and actuarial services, to clients around the world. As a result, the Company and its subsidiaries are subject to a significant number of errors and omissions, breach of fiduciary duty, breach of contract and similar claims, which we refer to collectively as "E&O claims." In our Risk and Insurance Services segment, such claims include allegations of damages arising from our failure to assess clients' risks, advise clients, place coverage, or notify insurers of potential claims on behalf of clients in accordance with our obligations to them. For example, these claims could include allegations related to losses incurred by policyholders arising from the COVID-19 pandemic, or losses from cyberattacks associated with policies where cyber risk was not specifically included or excluded in policies, commonly referred to as "silent cyber." In our Consulting segment, where we increasingly act in a fiduciary capacity through our investments business, such claims could include allegations of damages arising from the provision of consulting, investment management (including, for example, from trading or other operational errors), actuarial, pension administration and other services. We may also be exposed to claims related to assets or solutions offered by the Consulting segment in complement to its traditional consulting services. These Consulting segment services frequently involve complex calculations and services, including (i) making assumptions about, and preparing estimates concerning, contingent future events, (ii) drafting and interpreting complex documentation governing pension plans, (iii) calculating benefits within complex pension structures, (iv) providing individual financial planning advice including investment advice and advice relating to cashing out of defined benefit pension plans, (v) providing investment advice, including guidance on asset allocation and investment strategy, and (vi) managing client assets, including the selection of investment managers and implementation of the client's investment policy. We provide these services to a broad client base, including clients in the public sector for our investment services. Matters often relate to services provided by the Company dating back many years. Such claims may subject us to significant liability for monetary damages, including punitive and treble damages, negative publicity and reputational harm, and may divert personnel and management resources. We may be unable to effectively limit our potential liability in certain jurisdictions, including through insurance, or in connection with certain types of claims, particularly those concerning claims of a breach of fiduciary duty.

In establishing liabilities for E&O claims under U.S. generally accepted accounting principles ("U.S. GAAP"), the Company uses case level reviews by inside and outside counsel, actuarial analysis by Oliver Wyman, a subsidiary of the Company, and other methods to estimate potential losses. A liability is established when a loss is both probable and reasonably estimable. The liability is assessed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. Given the judgment involved in estimating and establishing liabilities in accordance with U.S. GAAP, as well as the unpredictability of E&O claims and the litigation that can flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's business, results of operations or financial condition.

We cannot guarantee that we are or will be in compliance with all current and potentially applicable U.S. federal and state or foreign laws and regulations, and actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate could have a material adverse effect on our business.

Our activities are subject to extensive regulation under the laws of the United States and its various states, the United Kingdom, the European Union and its member states, Australia and the other jurisdictions in which we operate. We are also subject to trade sanctions laws relating to countries such as Afghanistan, Belarus, Cuba, Iran, North Korea, Russia, Syria, Ukraine (Russia-controlled territories) and Venezuela, and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. We are subject to numerous other laws on matters as diverse as internal control over financial reporting and disclosure controls and procedures, securities regulation, data privacy and protection, cybersecurity, taxation, anti-trust and competition, immigration, wage-and-hour standards and employment and labor relations.

The U.S. and foreign laws and regulations that apply to our operations are complex and may change rapidly, and our efforts to comply and keep up with them require significant resources. In some cases, these laws and regulations may decrease the need for our services, increase our costs, negatively impact our revenues or impose operational limitations on our business, including on the products and services we may offer or on the amount or type of compensation we may collect. In addition, the financial and operational impact of complying with laws and regulations has increased in the current environment of increased regulatory activity and enforcement. Changes with respect to the applicable laws and regulations may impose additional and unforeseen costs on us or pose new or previously immaterial risks to us. There can be no assurance that current and future government regulations will not adversely affect our business, and we cannot predict new regulatory priorities, the form, content or timing of regulatory actions, and their impact on our business and operations. In addition, geopolitical conflict, such as the war in Ukraine, has resulted in, and may continue to result in, new and rapidly evolving trade sanctions, which may increase our costs, negatively impact our revenues or impose additional operational limitations on our businesses.

While we attempt to comply with applicable laws and regulations, there can be no assurance that we, our employees, our consultants and our contractors and other agents are in full compliance with such laws and regulations or interpretations at all times, or that we will be able to comply with any future laws or regulations. If we fail to comply or are accused of failing to comply with applicable laws and regulations, including those referred to above, or new and evolving regulations regarding cybersecurity, artificial intelligence or environmental, social and governance matters, we may become subject to investigations, criminal penalties, civil remedies or other consequences, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business or redress to clients or other parties, and we may become exposed to negative publicity or reputational damage. Moreover, our failure to comply with laws or regulations in one jurisdiction may result in increased regulatory scrutiny by other regulatory agencies in that jurisdiction or regulatory agencies in other jurisdictions. These inquiries consume significant management attention, and the cost of compliance and the consequences of failing to be in compliance could therefore have a material adverse effect on our business.

In addition, we may be responsible for the legal and regulatory liabilities of companies that we acquire. In particular, upon the consummation of the acquisition of JLT, the Company assumed the legal liabilities and became responsible for JLT's litigation and regulatory exposures as of April 1, 2019. Additional information regarding certain ongoing investigations and certain other legal and regulatory proceedings is set forth in Note 16, Claims, Lawsuits and Other Contingencies, in the notes to the consolidated financial statements included under Part II, Item 8 of this report.

In most jurisdictions, government regulatory authorities have the power to interpret and amend or repeal applicable laws and regulations, and have discretion to grant, renew and revoke the various licenses and approvals we need to conduct our activities. Such authorities may require the Company to incur substantial costs in order to comply with such laws and regulations. In some areas of our businesses, we act on the basis of our own or the industry's interpretations of applicable laws or regulations, which may conflict from state to state or country to country. In the event those interpretations eventually prove different from the interpretations of regulatory authorities, we may be penalized or precluded from carrying on our previous activities. Moreover, the laws and regulations to which we are subject may conflict among the various jurisdictions and countries in which we operate, which increases the likelihood of our businesses being non-compliant in one or more jurisdictions.

Our business or reputation could be harmed by our reliance on third-party providers or introducers.

We currently utilize the services of hundreds of third-party providers to meet the needs of our clients around the world.

There is a risk that our third-party providers or introducers engage in business practices that are prohibited by our internal policies or violate applicable laws and regulations, such as the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act.

We may not be able to effectively identify and manage actual and apparent conflicts of interest.

Given the significant volume of our engagements, potential conflicts of interest may arise across our businesses. There is a risk that we may not effectively identify and manage potential conflicts of interest, including but not limited to where our services to a client conflict, or are perceived to conflict, with the interests of another client or our own interests, where we receive revenue or benefits from third-parties with whom we conduct business (including but not limited to insurers, investment managers and vendors) and where our colleagues have personal interests.

The loss of members of our senior management team or other key colleagues, or if we are unsuccessful in our efforts to attract, retain and develop talent, could have a material adverse effect on our business.

We rely upon the contributions of our senior management team to establish and implement our business strategy and to manage the future growth of our business. We may be unable to retain them, particularly if we do not offer employment terms that are competitive with the rest of the labor market. The loss of any of the senior management team could limit our ability to successfully execute our business strategy or adversely affect our ability to retain existing and attract new clients. Moreover, we could be adversely affected if we fail to adequately plan for the succession of members of our senior management team or if our succession plans do not operate effectively.

Across all of our businesses, our colleagues are critical to developing and retaining client relationships as well as performing the services on which our revenues are earned. It is therefore important for us to attract, incentivize and retain significant revenue-producing employees and the key managerial and other professionals who support them. We face numerous challenges in this regard, including the intense competition for talent, which has accelerated through the pandemic. Such challenges include the general mobility of colleagues that has increased as a result of the COVID-19 pandemic as companies experiment with more flexible working models, market dislocation resulting from proposed and actual combinations in the industry, and fostering an inclusive and diverse workplace.

Losing colleagues who manage or support substantial client relationships or possess substantial experience or expertise could adversely affect our ability to secure and complete client engagements, which could adversely affect our results of operations. If a key employee were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services. If a colleague joins us from a competitor and is subject to enforceable restrictive covenants, we may not be able to secure client engagements or maximize the colleague's potential. In addition, regulation or legislation impacting the workforce, such as the proposed U.S. Federal Trade Commission rule regarding noncompete clauses, may lead to increased uncertainty and competition for talent.

Failure to maintain our corporate culture, particularly in a hybrid work environment, could damage our reputation.

We strive to foster a culture in which our colleagues act with integrity and feel comfortable speaking up about potential misconduct. We are a people business, and our ability to attract and retain colleagues and clients is dependent upon our commitment to an inclusive and diverse workplace, trustworthiness, ethical business practices and other qualities. Our colleagues are the cornerstone of this culture, and acts of misconduct by any colleague, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. Remote and hybrid work arrangements may also negatively impact our ability to maintain and promote our culture, as we believe being together is integral to promoting our culture.

Increasing scrutiny and changing laws and expectations from regulators, investors, clients and our colleagues with respect to our environmental, social and governance (ESG) practices and disclosure may impose additional costs on us or expose us to new or additional risks.

There is increased focus, including from governmental organizations, regulators (including the SEC in the United States), investors, colleagues and clients, on ESG issues such as environmental stewardship, climate change, greenhouse gas emissions, inclusion and diversity, human rights, racial justice, pay equity, workplace conduct, cybersecurity and data privacy. Negative public perception, adverse publicity or negative comments in social media could damage our reputation if we do not, or are not perceived to, adequately address these issues. Any harm to our reputation could impact colleague engagement and retention and the willingness of clients and our partners to do business with us.

Additionally, there has been increased regulatory focus on ESG and sustainability. For example, laws and regulations related to ESG issues continue to evolve, including in the U.S., the U.K., the EU and Australia, and these regulations may impose additional compliance or disclosure obligations on us. In particular, heightened demand for, and scrutiny of, ESG and sustainable-related products, funds, investment strategies and advice has increased the risk that we could be perceived as, or accused of, making inaccurate or misleading statements, commonly referred to as "greenwashing" or that we have otherwise run afoul of regulation. Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business. Furthermore, perceptions of our efforts to achieve ESG goals or advance ESG and sustainable-related products, funds, investment strategies or advice may differ widely among stakeholders and could present risks to our reputation and business.

Moreover, as we continue to align with the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD), the Sustainability Accounting Standards Board (SASB), and our own ESG assessments and priorities, we have expanded our public disclosures in these areas, including providing additional metrics and goals. These disclosures, metrics and goals and any failure to accurately report or comply with federal, state or international ESG laws and regulations, or to achieve progress on our metrics and goals on a timely basis, or at all, may result in legal and regulatory proceedings against us and negatively impact our reputation.

Implementation of our ESG initiatives also depends in part on third-party performance or data that is outside the Company's control.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters, and unfavorable ratings of our company or our industries may lead to negative investor sentiment and the diversion of investment to other companies or industries, exclusion of our stock from ESG-oriented indices or investment funds or harm our relationships with regulators and the communities in which we operate.

We face significant competitive pressures in each of our businesses, including from disintermediation, as our competitive landscape continues to evolve.

As a global professional services firm, the Company faces competition in each of its businesses, and the competitive landscape continues to change and evolve. Our ability to compete successfully depends on a variety of factors, including the quality and expertise of our colleagues, our geographic reach, the sophistication and quality of our services, our pricing relative to competitors, our clients' ability to self-insure or use internal resources instead of consultants, and our ability to respond to changes in client demand and industry conditions. Some of our competitors may have greater financial resources, or may be better positioned to respond to technological and other changes in the industries we serve, and they may be able to compete more effectively. Additionally, the competition for talent has only accelerated following the COVID-19 pandemic and recent dislocation in the market resulting from proposed and actual combinations among our competitors.

Across our Risk and Insurance Services segment, we operate in a variety of markets and face different competitive landscapes. In addition to the challenges posed by capital market alternatives to traditional insurance and reinsurance, we compete against a wide range of other insurance and reinsurance brokerage and risk advisory firms that operate on a global, regional, national or local scale for both client business and employee talent. In recent years, private equity sponsors have invested tens of billions of dollars into the insurance brokerage sector, transforming existing players and creating new ones to compete with large brokers. We also compete with insurance companies that market and service their insurance products directly to consumers and reinsurance companies that market and service their products directly to insurance companies, in each case without the assistance of brokers or other market intermediaries, and with various other companies that provide risk-related services or alternatives to traditional brokerage services, including those that rely almost exclusively on technological solutions or platforms. This competition is intensified by an often "syndicated" or "distributed" approach to the purchase of insurance and reinsurance brokerage services, where a client engages multiple brokers to service different portions of the client's account. In addition, third party capital providers have entered the insurance and reinsurance risk transfer market offering products and capital directly to our clients that serve as substitutes for traditional insurance.

In our Consulting segment, we compete for business with numerous consulting firms and similar organizations, many of which also provide, or are affiliated with firms that provide, accounting, information systems, technology and financial services. Such competitors may be able to offer more comprehensive products and services to potential clients, which may give them a competitive advantage. Some of our competitors also may be able to invest more significant capital in technology and digital solutions. In certain sub-segments, we compete in highly fragmented markets or with start-ups that may be able to offer solutions at a lower price or on more favorable conditions.

In addition, companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our current clients merge, or consolidate or combine their operations, it may decrease the amount of work that we perform for these clients.

We rely on a large number of vendors and other third parties to perform key functions of our business operations and to provide services to our clients. These vendors and third parties may act in ways that could harm our business.

We rely on a large number of vendors and other third parties, and in some cases subcontractors, to provide services, data and information such as technology, information security, funds transfers, business process management, and administration and support functions that are critical to the operations of our business. These third parties include correspondents, agents and other brokers and intermediaries, insurance markets, data providers, plan trustees, payroll service providers, software and system vendors, health plan providers, investment managers, custodians, risk modeling providers, and providers of human resource functions, such as recruiters. Many of these providers are located outside the U.S., which exposes us to business disruptions and political risks inherent when conducting business outside of the U.S. As we do not control many of the actions of these third parties, we are subject to the risk that their decisions or operations may adversely impact us and replacing these service providers could create significant delay in services or operations and additional expense.

A failure by the third parties to (i) comply with service level agreements in a high quality and timely manner, particularly during periods of our peak demand for their services, (ii) maintain adequate internal controls that may impact our own financial reporting, or (iii) adequately maintain the confidentiality of any of our data or trade secrets or adequately protect or properly use other intellectual property to which they may have access, could result in economic and reputational harm to us. These third parties also face their own technology, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential client, employee, or Company information or failure to comply with applicable law, could cause harm to our reputation or otherwise expose us to liability. An interruption in or the cessation of service by any service provider as a result of systems failures, capacity constraints, non-compliance with legal, regulatory or contractual obligations, financial difficulties or for any other reason could disrupt our operations, impact our ability to offer certain products and services, and result in contractual or regulatory penalties, liability claims from clients or employees, damage to our reputation and harm to our business.

Business Resiliency Risks

Our inability to successfully recover should we experience a disaster or other business continuity or data recovery problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

If we experience a local or regional disaster or other business continuity event, such as an earthquake, hurricane, flood, terrorist attack, pandemic, war or other geopolitical tensions, protests or riots, security breach, cyberattack (including manipulating the control systems of critical infrastructure), power loss or telecommunications failure, our ability to operate will depend, in part, on the continued availability of our personnel, our office facilities and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, we could experience operational challenges that could have a material adverse effect on our business. The risk of business disruption is more pronounced in certain geographic areas, including major metropolitan centers, like New York or London, where we have significant operations and approximately 3,500 and 5,600 colleagues in those respective locations, and in certain countries and regions in which we operate that are subject to higher potential threat of terrorist attacks or military conflicts.

Our operations depend in particular upon our ability to protect our technology infrastructure against damage. If a business continuity event occurs, we could lose client or Company data or experience interruptions to our operations or delivery of services to our clients, which could have a material adverse effect. Such risks have increased significantly due to the hybrid work environment following the COVID-19 pandemic. A cyberattack or other business continuity event affecting us or a key vendor or other third party could result in a significant and extended disruption in the functioning of our information technology systems or operations or our ability to recover data, requiring us to incur significant expense to address and remediate or otherwise resolve such issues. For example, hackers have increasingly targeted companies by attacking internet-connected industrial control and safety control systems. An extended outage could result in the loss of clients and a decline in our revenues. In the worst case, any manipulation of the control systems of critical infrastructure may even result in the loss of life.

We regularly assess and take steps to improve our existing business continuity, disaster recovery and data recovery plans and key management succession. However, a disaster or other continuity event on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover from such an event, could materially interrupt our business operations and result in material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships and legal liability. Our business disruption insurance may also not fully cover, in type or amount, the cost of a successful recovery in the event of such a disruption.

Acquisitions and Dispositions Risks

We face risks when we acquire businesses.

We have a history of making acquisitions and investments, including a total of 93 in the period from 2017 to 2022. We may not be able to successfully integrate the businesses that we acquire into our own business, or achieve any expected cost savings or synergies from the integration of such businesses. Subject to standard contractual protections, we may also be responsible for legacy liabilities of companies that we acquire.

In addition, if in the future the performance of our reporting units or an acquired business varies from our projections or assumptions, or estimates about future profitability of our reporting units or an acquired business change, the estimated fair value of our reporting units or an acquired business could change materially and could result in an impairment of goodwill and other acquisition-related intangible assets recorded on our balance sheet or in adjustments in contingent payment amounts. Given the significant size of the Company's goodwill and intangible assets, an impairment could have a material adverse effect on our results of operations in any given period.

We expect that acquisitions will continue to be a key part of our business strategy. Our success in this regard will depend on our ability to identify and compete for appropriate acquisition candidates and to finance and complete the transactions we decide to pursue on favorable terms with positive results.

When we dispose of businesses, we may continue to be subject to certain liabilities of that business after its disposition relating to the prior period of our ownership and may not be able to negotiate for limitations on those liabilities. We are also subject to the risk that the sales price is less than the amount reflected on our balance sheet.

Financial Risks

If we are unable to collect our receivables, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to obtain payment from our clients of the amounts they owe us for the work we perform. As of December 31, 2022, our receivables for our commissions and fees were approximately $5.3 billion, or approximately one-quarter of our total annual revenues, and portions of our receivables are increasingly concentrated in certain businesses and geographies.

Macroeconomic or geopolitical conditions, such as a slower economic growth or recession, the war in Ukraine, inflationary pressures or supply chain challenges, could result in financial difficulties for our clients, which could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance or default on their payment obligations to us.

We may not be able to obtain sufficient financing on favorable terms.

The maintenance and growth of our business, including our ability to finance acquisitions, the payment of dividends and our ability to make share repurchases rely on our access to capital, which depends in large part on cash flow generated by our business and the availability of equity and debt financing. Certain of our businesses also rely on financings by the Company to fund the underwriting of their client's debt and equity capital raising transactions. There can be no assurance that our operations will generate sufficient positive cash flow to finance all of our capital needs or that we will be able to obtain equity or debt financing on favorable terms, particularly in an environment of rising interest rates. In addition, our ability to obtain financing will depend in part upon prevailing conditions in credit and capital markets, which are beyond our control.

Our defined benefit pension plan obligations could cause the Company's financial position, earnings and cash flows to fluctuate.

Our defined benefit pension obligations and the assets set aside to fund those obligations are sensitive to certain changes in the financial markets. Any such changes may result in increased pension expense or additional cash payments to fund these plans.

The Company has significant defined benefit pension obligations to its current and former employees, totaling approximately $11.8 billion, and related plan assets of approximately $13.0 billion, at December 31, 2022 on a U.S. GAAP basis. The Company's policy for funding its defined benefit pension plans is to contribute amounts at least sufficient to meet the funding requirements set forth by law. In the United States, contributions to these plans are based on ERISA guidelines. Outside the United States, contributions are generally based on statutory requirements and local funding practices, which may differ from measurements under U.S. GAAP. In the U.K., for example, the assumptions used to determine pension contributions are the result of legally-prescribed negotiations between the Company and the plan trustees. Currently, the use of these assumptions results in a lower funded status than determined under U.S. GAAP and may result in contributions irrespective of the U.S. GAAP funded status.

The financial calculations relating to our defined benefit pension plans are complex. Pension plan assets could decrease as the result of poor future asset performance. In addition, the estimated return on plan assets would likely be impacted by changes in the interest rate environment and other factors, including equity valuations, since these factors reflect the starting point used in the Company's projection models. For example, a reduction in interest rates may result in a reduction in the estimated return on plan assets. Also, pension plan liabilities, periodic pension expense and future funding amounts could increase as a result of a decline in the interest rates we use to discount our pension liabilities, longer lifespans than those reflected in our mortality assumptions, changes in investment markets that result in lower expected returns on assets, actual investment return that is less than the expected return on assets, adverse changes in laws or regulations and other variables.

While we have taken steps to mitigate the impact of pension volatility on our earnings and cash funding requirements, these strategies may not be successful. Accordingly, given the magnitude of our worldwide pension plans, variations in or reassessment of the preceding or other factors or potential miscalculations relating to our defined benefit pension plans could cause significant fluctuation from year to year in our earnings and cash flow, as well as our pension plan assets and liabilities, and may result in increased levels of contributions to our pension plans.

Our significant non-U.S. operations expose us to exchange rate fluctuations and various risks that could impact our business.

Approximately 51% of our total revenue reported in 2022 was from business outside of the United States. We are subject to exchange rate movement because we must translate the financial results of our foreign subsidiaries into U.S. dollars and also because some of our subsidiaries receive revenue other than in their functional currencies. Exchange rate movements may change over time, and they could have a material adverse impact on our financial results and cash flows reported in U.S. dollars. For additional discussion, see "Market Risk and Credit Risk-Foreign Currency Risk" in Part II, Item 7A ("Quantitative and Qualitative Disclosures about Market Risk") of this report.

Our quarterly revenues and profitability may fluctuate significantly.

Quarterly variations in revenues and operating results may occur due to several factors. These include:

- the number of client engagements during a quarter;
- the possibility that clients may decide to delay or terminate a current or anticipated project as a result of factors unrelated to our work product or progress;

- fluctuations in capacity and utilization rates and clients' ability to terminate engagements without penalty;

- our net colleague hires and related compensation and benefits expense;

- potential limitations on the clients or industries we serve resulting from increased regulation or changing stakeholder expectations on ESG issues;

- the impact of changes in accounting standards or in our accounting estimates or assumptions;

- the impact on us or our clients of changes in legislation, regulation and legal guidance or interpretations in the jurisdictions in which we operate, in particular as a result of increased regulatory activity and enforcement;

- seasonality due to the impact of regulatory deadlines, policy renewals and other timing factors to which our clients are subject;

- the success of our acquisitions or investments;

- macroeconomic factors such as changes in foreign exchange rates, interest rates and global public and private capital markets, particularly in the case of Mercer, where fees in its investments business and certain other business lines are derived from the value of assets under management, advisement or administration; and

- general economic conditions, including factors beyond our control affecting economic conditions such as global health crises or pandemics, severe weather, climate change, geopolitical unrest such as the war in Ukraine, protests and riots or other catastrophic events, since our results of operations are directly affected by the levels of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve.

A significant portion of our total operating expenses is relatively fixed in the short term. Therefore, a variation in the number of client assignments or in the timing of the initiation or the completion of client assignments can cause significant variations in quarterly operating results for these businesses.

Credit rating downgrades would increase our financing costs and could subject us to operational risk.

Currently, the Company's senior debt is rated A- by S&P and Fitch and Baa1 by Moody's. The Company carries a Stable outlook with both S&P and Fitch and Positive outlook with Moody's.

If we need to raise capital in the future (for example, in order to maintain adequate liquidity, fund maturing debt obligations or finance acquisitions or other initiatives), credit rating downgrades would increase our financing costs, and could limit our access to financing sources. A downgrade to a rating below investment-grade could result in greater operational risks through increased operating costs and increased competitive pressures.

Our current debt level could adversely affect our financial flexibility.

As of December 31, 2022, we had total consolidated debt outstanding of approximately $11.5 billion.

The level of debt outstanding could adversely affect our financial flexibility by reducing our cash flows and our ability to use cash from operations for other purposes, including working capital, dividends to shareholders, share repurchases, acquisitions, capital expenditures and general corporate purposes. In addition, we are subject to risks that, at the time any of our outstanding debt matures, we will not be able to retire or refinance the debt on terms that are acceptable to us.

The current U.S. tax regime makes our results more difficult to predict.

Our effective tax rate may fluctuate in the future as a result of the current U.S. tax regime and the continuing issuance of interpretive guidance related to the operations of U.S.-based multinational corporations. These include significant provisions in U.S. income tax law that may have a meaningful impact on our income tax expense and require significant judgments and estimates in interpretation and calculations. Current tax legislation includes, among other provisions, limitations on the deductibility of net interest expense, a minimum tax on most non-U.S. income called Global Intangible Low-Taxed Income ("GILTI"), and the Base Erosion and Anti-Abuse Tax ("BEAT"). In addition, a recently enacted book minimum tax could increase the impact of these provisions on our income tax expense. Given the significant complexity of the rules, and the potential for additional guidance from the U.S. Treasury, the Securities and Exchange Commission, the Financial Accounting Standards Board or other regulatory authorities, recognized impacts in future periods could be significantly different from our current estimates. Such uncertainty may also result in increased scrutiny from, or disagreements with, tax authorities. As a U.S.-domiciled company, any such increases would likely have a disproportionate impact on us compared to our foreign-based competitors.

Global Operations

We are exposed to multiple risks associated with the global nature of our operations.

We conduct business globally. In 2022, approximately 51% of the Company's total revenue was generated from operations outside the United States, and over one-half of our employees were located outside the United States. In addition, we conduct our operations through four separate businesses. Potential conflicts of interest may arise across our businesses given the significant volume of our engagements.

The geographic breadth of our activities also subjects us to significant legal, economic, operational, market, compliance and reputational risks. These include, among others, risks relating to:

- economic and political conditions in the countries in which we operate;

- client concentration in certain high-growth countries in which we operate;

- the length of payment cycles and potential difficulties in collecting accounts receivable;

- unexpected increases in taxes or changes in U.S. or foreign tax laws, rulings, policies or related legal and regulatory interpretations, including upcoming changes to the U.K. statutory rate;

- the implementation of the Organization for Economic Cooperation and Development (OECD) international tax framework, including the Pillar 2 minimum tax regime and the Pillar 1 profit reallocation regime, which could substantially increase the Company's effective tax rate;

- international initiatives to require multinational enterprises, like ours, to calculate and report profitability on a country-by-country basis, which could increase scrutiny by, or cause disagreements with, foreign tax authorities;

- potential transfer pricing-related tax exposures that may result from the flow of funds among our subsidiaries and affiliates in the various jurisdictions in which we operate;

- unexpected reassessment by tax authorities of interpretations of existing rules which may require companies to defend previously accepted positions and may create both new and prior-year exposures;

- permanent establishments created due to colleagues traveling to and doing work in countries where the company has no presence, or living in such countries and working remotely post-pandemic, which are not properly compensated through transfer pricing;

- our ability to obtain dividends or repatriate funds from our non-U.S. subsidiaries, including as a result of the imposition of currency controls and other government restrictions on repatriation in the jurisdictions in which our subsidiaries operate, fluctuations in foreign exchange rates and the imposition of withholding and other taxes on such payments;

- geopolitical tensions, such as the war in Ukraine, in countries where we operate, international hostilities, international trade disputes, terrorist activities, natural disasters, pandemics, and infrastructure disruptions;

- local investment or other financial restrictions that foreign governments may impose;

- potential lawsuits, investigations, market studies, reviews or other activity by foreign regulatory or law enforcement authorities or legislatively appointed commissions, which may result in potential modifications to our businesses, related private litigation or increased scrutiny from U.S. or other regulators;

- potential costs and difficulties in complying with a wide variety of foreign laws and regulations (including tax systems) administered by foreign government agencies, some of which may conflict with U.S. or other sources of law;

- potential costs and difficulties in complying, or monitoring compliance, with foreign and U.S. laws and regulations that are applicable to our operations abroad, including trade sanctions laws relating to countries such as Afghanistan, Belarus, Cuba, Iran, North Korea, Russia, Syria, Ukraine (Russia-controlled territories) and Venezuela, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010;

- limitations or restrictions that foreign or U.S. governments and regulators may impose on the products or services we sell, the methods by which we sell our products and services and the manner in which and the amounts we are compensated;

- potential limitations or difficulties in protecting our intellectual property in various foreign jurisdictions;

- limitations that foreign governments may impose on the conversion of currency or the payment of dividends or other remittances to us from our non-U.S. subsidiaries;

- engaging and relying on third parties to perform services on behalf of the Company; and

- potential difficulties in monitoring employees in geographically dispersed locations.

RISKS RELATING TO OUR RISK AND INSURANCE SERVICES SEGMENT

Our Risk and Insurance Services segment, conducted through Marsh and Guy Carpenter, represented 61% of the Company's total revenue in 2022. Our business in this segment is subject to particular risks.

Results in our Risk and Insurance Services segment may be adversely affected by a general decline in economic activity.

Demand for many types of insurance and reinsurance generally rises or falls as economic growth expands or slows. This dynamic affects the level of commissions and fees generated by Marsh and Guy Carpenter. To the extent our clients become adversely affected by declining business conditions, they may choose to limit their purchases of risk services and insurance and reinsurance coverage, as applicable, which would adversely impact our commission revenue and other revenue based on premiums placed and services provided by us. Also, the insurance they seek to obtain through us may be impacted by changes in their assets, property values, sales or number of employees, which may reduce our commission revenue, and they may decide not to purchase our risk advisory or other services, which would inhibit our ability to generate fee revenue. Moreover, insolvencies and combinations associated with an economic downturn, especially insolvencies and combinations in the insurance industry, could adversely affect our brokerage business through the loss of clients or by limiting our ability to place insurance and reinsurance business, as well as our revenues from insurers. Guy Carpenter is especially susceptible to this risk given the limited number of insurance company clients and reinsurers in the marketplace.

Volatility or declines in premiums and other market trends may significantly impede our ability to grow revenues and profitability.

A significant portion of our Risk and Insurance Services revenue consists of commissions paid to us out of the premiums that insurers and reinsurers charge our clients for coverage. We do not determine the insurance premiums on which our commissions are generally based. Our revenues and profitability are subject to change to the extent that premium rates fluctuate or trend in a particular direction. The potential for changes in premium rates is significant, due to the normal cycles of pricing in the commercial insurance and reinsurance markets.

As traditional insurance companies continue to rely on non-affiliated brokers or agents to generate premium, those insurance companies may seek to reduce their expenses by lowering their commission rates. The reduction of these commission rates, along with general volatility or declines in premiums, may significantly affect our revenue and profitability. Because we do not determine the timing or extent of premium pricing changes, it is difficult to accurately forecast our commission revenues, including whether they will significantly decline. As a result, we may have to adjust our plans for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures to account for unexpected changes in revenues, and any decreases in premium rates may adversely affect the results of our operations.

In addition to movements in premium rates, our (and Mercer's Health business's) ability to generate premium-based commission revenue may be challenged by disintermediation and the growing availability of alternative methods for clients to meet their risk-protection needs. This trend includes a greater willingness on the part of corporations to self-insure, the expanded use of captive insurers, and the presence of capital markets-based solutions for traditional insurance and reinsurance needs. Further, the profitability of our Risk and Insurance Services segment depends in part on our ability to be compensated for the analytical services and other advice that we provide, including the consulting and analytics services that we provide to insurers. If we are unable to achieve and maintain adequate billing rates for all of our services, our margins and profitability could decline.

Adverse legal developments and future regulations concerning how intermediaries are compensated by insurers or clients, as well as allegations of anti-competitive behavior or conflicts of interest more broadly, could have a material adverse effect on our business, results of operations and financial condition.

The ways in which insurance intermediaries are compensated receive scrutiny from regulators in part because of the potential for anti-competitive behavior and conflicts of interest. The vast majority of the compensation that Marsh receives is in the form of retail fees and commissions that are paid by the client or paid from premium that is paid by the client. The amount of other compensation that we receive from insurance companies, separate from retail fees and commissions, has increased in the last several years, both on an underlying basis and through acquisition and represented approximately 6% of Marsh's revenue in 2022. This other compensation includes payment for (i) consulting and analytics services provided to insurers; (ii) administrative and other services provided to insurers (including underwriting services and services relating to the administration and management of quota shares, panels and other facilities); and (iii) contingent commissions, primarily at MMA and outside the U.S., paid by insurers based on factors such as volume or profitability. These other revenue streams present potential regulatory, litigation and reputational risks that may arise from alleged anti-competitive behavior or conflicts of interest, (including those arising from Guy Carpenter's role as intermediary and advisor for insurance companies), and future changes in the regulatory environment may impact our ability to collect such revenue. Adverse regulatory, legal or other developments could have a material adverse effect on our business and expose the Company to negative publicity and reputational harm.

RISKS RELATING TO OUR CONSULTING SEGMENT

Our Consulting segment, conducted through Mercer and Oliver Wyman Group, represented 39% of our total revenue in 2022. Our businesses in this segment are subject to particular risks.

Mercer's Wealth business is subject to a number of risks, including risks related to public and private capital market fluctuations, third-party asset managers, operational and technology risks, conflicts of interest, ESG and greenwashing, asset performance and regulatory compliance, that, if realized, could result in significant damage to our business.

Mercer's Investments business provides clients with digital tools, investment consulting and investment management services. Mercer's Investments business is subject to a number of risks, including risks related to litigation (both by clients and by plan participants, particularly as we increasingly act in a fiduciary capacity), liquidity and market volatility, third-parties, our operations and technology, trading errors, conflicts of interest, asset performance and regulatory compliance and scrutiny, which could arise in connection with these offerings. For example, Mercer's manager research or due diligence on an asset manager may fail to uncover material deficiencies or fraud that could result in investment losses to a client. There is a risk that Mercer will fail to properly or timely implement a client's investment policy or direction, which could cause an incorrect or untimely allocation of client assets among asset classes, asset managers, or strategies. Mercer may also be perceived as making inaccurate or misleading statements regarding the investment strategies of our offerings with respect to ESG or sustainability, commonly referred to as "greenwashing," or recommending certain asset managers to clients or offering delegated solutions to an investment consulting client, solely to enhance its own compensation or due to other perceived conflicts of interest. Asset classes may perform poorly, or asset managers may underperform their benchmarks, due to poor market performance, a downturn in the global markets, negligence or other reasons, resulting in poor returns or loss of client assets. Changes in the value of equity, debt, currency real estate, commodities, alternatives or other asset classes, in particular as a result of a downturn in the global markets, could cause the value of our assets under management or advisement, and the fees earned by Mercer to decline. Mercer or its clients may be subject to claims or class action litigation relating to advice given or investment decisions made by plan sponsors and plan fiduciaries, particularly relating to 401(k) plans in the U.S. or pension schemes in the U.K. These risks, if realized, could result in significant liability and damage our business.

Revenues for the services provided by our Consulting segment may decline for various reasons, including as a result of changes in economic conditions, the value of equity, debt and other asset classes, our clients' or an industry's financial condition or government regulation or an accelerated trend away from actively managed investments to passively managed investments.

Global economic conditions, including slower GDP growth or recession, inflationary pressure and foreign exchange rate volatility, may negatively impact businesses and financial institutions. Many of our clients, including financial institutions, corporations, government entities and pension plans, have reduced expenses, including amounts spent on consulting services, and used internal resources instead of consultants during difficult economic periods. The evolving needs and financial circumstances of our clients may reduce demand for our consulting services and could adversely affect our revenues and profitability. If the economy or markets in which we operate experience weakness or deteriorate, our business, financial condition and results of operations could be materially and adversely affected. If our clients reduce their headcounts, they will have fewer employee lives covered under their health plans, which may reduce premiums and the commission or supplemental compensation Mercer may receive.

In addition, some of Mercer's Investments business generate fees based upon the value of the clients' assets under management, advisement or administration. Changes in the value of equity, debt, currency, real estate, commodities, alternatives or other asset classes could cause the value of assets under management, advisement or administration, and the fees received by Mercer, to decline. Such changes could also cause clients to withdraw funds from Mercer's Investments business in favor of other investment service providers. In either case, our business, financial condition and results of operations could be materially adversely affected. Mercer's Investments business also could be adversely affected by an accelerated shift away from actively managed investments to passively managed investments with associated lower fees. Further, revenue received by Mercer as investment manager to the majority of the Mercer-managed investment funds is reported in accordance with U.S. GAAP on a gross basis rather than a net basis, with sub-advisor fees reflected as an expense. Therefore, the reported revenue for these offerings does not fully reflect the amount of net revenue ultimately attributable to Mercer.

Demand for many of Mercer's benefits services is affected by government regulation and tax laws, rulings, policies and interpretations, which drive our clients' needs for benefits-related services. Significant changes in government regulations affecting the value, use or delivery of benefits and human resources programs, including changes in regulations relating to health and welfare plans, defined contribution plans or defined benefit plans, may adversely affect the demand for or profitability of Mercer's services.

Factors affecting defined benefit pension plans and the services we provide relating to those plans could adversely affect Mercer.

Mercer currently provides plan sponsors, plan trustees, multi-employer and public entity clients with actuarial, consulting and administration services relating to defined benefit pension plans. The nature of our work is complex. Many clients, particularly in the public sector, have sizeable pension deficits and are subject to impact from volatility in the global markets and interest rate fluctuations. A number of Mercer's clients have frozen or curtailed their defined benefit plans and have moved to defined contribution plans resulting in reduced revenue for Mercer's retirement business. These developments, fee compression pressures, and a continued or accelerated rate of decline in revenues for our defined benefit pension plans business could adversely affect Mercer's business and operating results. In addition, our actuarial services involve numerous assumptions and estimates regarding future and contingent events, including interest rates used to discount future liabilities, estimated rates of return for a plan's assets, healthcare cost trends, salary projections and participants' life expectancies. Mercer's consulting services involve the drafting and interpretation of trust deeds and other complex documentation governing pension plans. Mercer's administration services include calculating benefits within complicated pension plan structures. Mercer's investments services include investment advice and management relating to defined benefit pension plan assets intended to fund present and future benefit obligations. Clients dissatisfied with our services have brought, and may bring, significant claims against us, particularly in the United States and the United Kingdom.

Additionally, a rapid rise in interest rates could result in higher defined benefit pension plan funding levels. In some markets, this could accelerate clients' desire to conduct a buyout or third-party risk transfer. Such a transaction could result in additional short-term revenue for Mercer to the extent we advise the client on the transaction, but a loss in longer term recurring revenue related to the plan.

The profitability of our Consulting segment may decline if we are unable to achieve or maintain adequate utilization and pricing rates for our consultants.

The profitability of our Consulting businesses depends in part on ensuring that our consultants maintain adequate utilization rates (i.e., the percentage of our consultants' working hours devoted to billable activities). Our utilization rates are affected by a number of factors, including:

- general economic conditions;

- our ability to transition consultants promptly from completed projects to new assignments, and to engage newly-hired consultants quickly in revenue-generating activities;

- our ability to continually secure new business engagements, particularly because a portion of our work is project-based rather than recurring in nature;

- our ability to forecast demand for our services and thereby maintain appropriate headcount in each of our geographies and workforces;

- our ability to retain key colleagues and consulting professionals;

- unanticipated changes in the scope of client engagements;

- the potential for conflicts of interest that might require us to decline client engagements that we otherwise would have accepted;

- our need to devote time and resources to sales, training, professional development and other non-billable activities; and

- the potential disruptive impact of acquisitions and dispositions.

If the utilization rate for our consulting professionals declines, our revenues, profit margin and profitability could decline.

In addition, the profitability of our Consulting businesses depends in part on the prices we are able to charge for our services. The prices we charge are affected by a number of factors, including:

- general economic conditions;

- clients' perception of our ability to add value through our services;

- market demand for the services we provide;

- our ability to develop new services and the introduction of new services by competitors;

- the pricing policies of our competitors; and

- the extent to which our clients develop in-house or other capabilities to perform the services that they might otherwise purchase from us.

If we are unable to achieve and maintain adequate billing rates for our services, our profit margin and profitability could decline.

Item 1B.   Unresolved Staff Comments.

There are no unresolved comments to be reported pursuant to Item 1B.

Item 2.   Properties.

The Company maintains its corporate headquarters in New York City. We also maintain other offices around the world, primarily in leased space. In certain circumstances we may have space that we sublet to third parties, depending upon our needs in particular locations.

The Company and certain of its subsidiaries own, directly and indirectly through special purpose subsidiaries, a 58% condominium interest covering approximately 900,000 square feet of office space in a 44 story condominium in New York City. This real estate serves as the Company's headquarters and is occupied primarily by the Company and its subsidiaries for general corporate use. The condominium interests are financed by a 30-year mortgage loan that is non-recourse to the Company unless the Company (i) is downgraded below B (stable outlook) by S&P or Fitch or B2 (stable outlook) by Moody's and such downgrade is continuing or (ii) an event of default under the mortgage loan has occurred. The mortgage is secured by a first priority assignment of leases and rents, including the leases which the Company and certain of its subsidiaries entered into with their affiliated special purpose subsidiaries which own the mortgaged condominium interests. The net rent due under those leases in effect services the mortgage debt.

Item 3.   Legal Proceedings.

We and our subsidiaries are party to a variety of other legal, administrative, regulatory and government proceedings, claims and inquiries arising in the normal course of business.

Additional information regarding certain legal proceedings and related matters is set forth in Note 16, Claims, Lawsuits and Other Contingencies, in the notes to the consolidated financial statements appearing under Part II, Item 8 ("Financial Statements and Supplementary Data") of this report.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is listed on the New York, Chicago and London Stock Exchanges. The following table indicates the high and low prices (NYSE composite quotations) of the Company's common stock in 2022 and 2021 and each quarterly period thereof:

	2022 Stock Price Range		2021 Stock Price Range	
	High	Low	High	Low
First Quarter	$173.34	$142.80	$122.09	$106.95
Second Quarter	$183.14	$143.33	$141.41	$121.31
Third Quarter	$174.23	$146.82	$162.26	$137.85
Fourth Quarter	$176.75	$148.14	$175.12	$151.37
Full Year	$183.14	$142.80	$175.12	$106.95

On March 23, 2022, the Board of Directors of the Company authorized an additional $5 billion in share repurchases. This is in addition to the Company's existing share repurchase program, which had approximately $1.3 billion of remaining authorization as of December 31, 2021. The Company repurchased approximately 12.2 million shares of its common stock for $1.9 billion in 2022. As of December 31, 2022, the Company remained authorized to repurchase up to approximately $4.3 billion in shares of its common stock. There is no time limit on the authorization.

The Company repurchased approximately 7.9 million shares of its common stock for $1.2 billion in 2021.

The following information relates to the Company's repurchases of equity securities during any month within the fourth quarter of the fiscal year covered by this report:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Oct 1-31, 2022	977,063	$ 155.2316	977,063	$ 4,512,323,223
Nov 1-30, 2022	382,066	$ 164.9085	382,066	$ 4,449,317,300
Dec 1-31, 2022	800,566	$ 169.0335	800,566	$ 4,313,994,859
Total	2,159,695	$ 162.0597	2,159,695	$ 4,313,994,859

As February 9, 2023, there were 4,210 stockholders of record.

Item 6. Selected Financial Data.

On November 19, 2020, the SEC adopted amendments to Regulation S-K (the "Amendments"), which modernize, simplify and enhance certain financial disclosure requirements. The Amendments are effective for fiscal years ending on or after August 9, 2021. The Company adopted the Amendments to Regulation S-K for the year-ended December 31, 2021 and elected to exclude Item 6. Selected Financial Data and the Selected Quarterly Data and Supplemental Information from this annual report on Form 10-K.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

Marsh & McLennan Companies Inc., and its consolidated subsidiaries (the "Company") is a global professional services firm offering clients advice in the areas of risk, strategy and people. The Company's more than 85,000 colleagues advise clients in over 130 countries. With annual revenue of over $20 billion, the Company helps clients navigate an increasingly dynamic and complex environment through four market-leading businesses. Marsh provides data-driven risk advisory services and insurance solutions to commercial and consumer clients. Guy Carpenter develops advanced risk, reinsurance and capital strategies that help clients grow profitably and identify and capitalize on emerging opportunities. Mercer delivers advice and technology-driven solutions that help organizations redefine the future of work, shape retirement and investment outcomes, and advance health and well-being for a changing workforce. Oliver Wyman Group serves as a critical strategic, economic and brand advisor to private sector and governmental clients.

The Company conducts business through two segments:

- **Risk and Insurance Services** includes risk management activities (risk advice, risk transfer and risk control and mitigation solutions) as well as insurance and reinsurance broking and services. The Company conducts business in this segment through Marsh and Guy Carpenter.

- **Consulting** includes health, wealth and career solutions and products, and specialized management, strategic, economic and brand consulting services. The Company conducts business in this segment through Mercer and Oliver Wyman Group.

The consolidated results of operations in the Management Discussion & Analysis ("MD&A") includes an overview of the Company's consolidated 2022 results compared to the 2021 results, and should be read in conjunction with the consolidated financial statements and notes. This section also includes a discussion of the key drivers impacting the Company's financial results of operations both on a consolidated basis and by reportable segments.

We describe the primary sources of revenue and categories of expense for each segment in the discussion of segment financial results. A reconciliation of segment operating income to total operating income is included in Note 17, Segment Information, in the notes to the consolidated financial statements included in Part II, Item 8, of this report.

For information and comparability of the Company's results of operations and liquidity and capital resources for fiscal year 2020, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the fiscal year ended December 31, 2021.

This MD&A contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Refer to "Information Concerning Forward-Looking Statements" at the outset of this report.

Financial Highlights

- Consolidated revenue in 2022 was $20.7 billion, an increase of 5% compared with 2021, or 9% on an underlying basis.

- Consolidated operating income decreased $32 million, or 1% to $4.3 billion in 2022, compared with 2021. Net income attributable to the Company was $3.0 billion. Earnings per share decreased from $6.13 to $6.04, or 1% from the prior year.

- Risk and Insurance Services revenue in 2022 was $12.6 billion, an increase of 5%, or 9% on an underlying basis. Operating income was $3.1 billion in both 2022 and 2021.

- Consulting revenue in 2022 was $8.1 billion, an increase of 5%, or 8% on an underlying basis. Operating income was $1.6 billion and $1.5 billion in 2022 and 2021, respectively.

- The Company's results of operations in 2022 were impacted by restructuring activities of $427 million, primarily related to severance and lease exit charges for activities focused on workforce actions, technology rationalization and reductions in real estate.

- The Company completed 20 acquisitions in 2022, the largest being the acquisition of HMS Insurance Inc., a full service broker in the Risk and Insurance services segment, and the

Avascent Group Ltd, an aerospace and defense management consulting firm in the Consulting segment.

- In 2022, Mercer sold its U.S. affinity business that provided insurance marketing, brokerage and administration to association and affinity groups for cash proceeds of approximately $140 million and a net gain of $112 million.

- The Company issued senior notes of $500 million due 2032 and $500 million due 2052, and repaid senior notes of $350 million due in March 2023.

- In 2022, the Company repurchased 12.2 million shares for $1.9 billion.

For additional details, refer to the consolidated results of operations and liquidity and capital resources sections in this MD&A.

Acquisitions and dispositions impacting the Risk and Insurance Services and Consulting segments are discussed in Note 5, Acquisitions and Dispositions, in the notes to the consolidated financial statements.

Deconsolidation of Russia

On February 24, 2022, Russian forces launched a military invasion of Ukraine. In response, the United States (U.S.), the European Union (E.U.), United Kingdom (U.K.) and other governments have imposed significant economic sanctions on Russia, and Russia has responded with counter-sanctions.

The Company concluded that it did not meet the accounting criteria for control over its wholly-owned Russian businesses due to the evolving trade and economic sanctions, and recorded a loss of $52 million on the deconsolidation of the Russian businesses and other related charges. Subsequently, the Company entered into a definitive agreement to exit its businesses in Russia and transfer ownership to local management, pending regulatory approvals. Refer to Note 5, Acquisitions and Dispositions, in the notes to the consolidated financial statements for additional information on the deconsolidation of the Russian businesses.

The war in Ukraine has continued to result in worldwide geopolitical and macroeconomic uncertainty. The Company continues to monitor the ongoing situation and its potential impact on our business, financial condition, results of operations and cash flows.

Business Update related to COVID-19

For nearly three years, the COVID-19 pandemic has impacted businesses globally including in every geography in which the Company operates. Our businesses have remained resilient throughout the pandemic and demand for our advice and services remains strong. The ultimate extent of the impact of COVID-19 to the Company will depend on future developments that it is unable to predict.

Factors that could adversely affect the Company's financial statements related to the financial and operational impact of COVID-19 are included in "Item 1A - Risk Factors" in Part I of this report.

Consolidated Results of Operations

For the Years Ended December 31, *(In millions, except per share data)*		**2022**		2021		2020
Revenue	$	**20,720**	$	19,820	$	17,224
Expense						
Compensation and benefits		**12,071**		11,425		10,129
Other operating expenses		**4,369**		4,083		4,029
Operating expenses		**16,440**		15,508		14,158
Operating income	$	**4,280**	$	4,312	$	3,066
Income before income taxes	$	**4,082**	$	4,208	$	2,793
Net income before non-controlling interests	$	**3,087**	$	3,174	$	2,046
Net income attributable to the Company	$	**3,050**	$	3,143	$	2,016
Net income per share attributable to the Company						
– Basic	$	**6.11**	$	6.20	$	3.98
– Diluted	$	**6.04**	$	6.13	$	3.94
Average number of shares outstanding						
– Basic		**499**		507		506
– Diluted		**505**		513		512
Shares outstanding at December 31,		**495**		504		508

Consolidated operating income decreased $32 million, or 1% to $4.3 billion in 2022, compared to the prior year, reflecting a 5% increase in revenue and a 6% increase in expenses. Revenue growth was driven by increases of 5% in both Risk and Insurance Services and Consulting, reflecting the continued strong demand for our advice and services and the expansion of the global economy. The increase in expenses is primarily due to increased headcount and higher incentive compensation, as well as severance and lease exit charges. Expenses also reflect higher travel and entertainment costs, partially offset by lower depreciation and amortization primarily in the Risk and Insurance Services segment in 2022 compared to the prior year. In 2022, net operating income was also impacted by foreign exchange movements across both segments due to the strengthening of the U.S. dollar.

Diluted earnings per share decreased from $6.13 to $6.04, or 1% from the prior year. The decrease is primarily the result of lower operating income, other net benefits credits and investment income, and higher interest expense in 2022, compared to the prior year. The decrease in net income attributable to the Company was offset by lower income taxes in 2022. Income taxes for 2021, included a net charge of $110 million for the re-measurement of deferred tax assets and liabilities due to the enactment of a tax rate increase from 19% to 25% in the U.K, partially offset by no tax impact on the gain related to the consolidation of Marsh India.

In 2022 and 2021, the Company's results of operations and earnings per share were impacted by the following items:

For the Years Ended December 31, (In millions)	2022		2021		2020
Restructuring, excluding JLT	$ 312	$	70	$	89
Changes in contingent consideration	49		57		26
JLT integration and restructuring costs	115		93		251
JLT acquisition-related costs and other	28		81		54
JLT legacy legal charges	1		(69)		161
Legal claims	30		62		—
Disposal of businesses	(122)		(49)		(8)
Pre-acquisition related costs	21		—		—
Deconsolidation of Russian businesses and other related charges	52		—		—
Gain on consolidation of business	—		(267)		—
Other	—		—		5
Impact on income before taxes	$ 486	$	(22)	$	578

- **Restructuring, excluding JLT:** Primarily includes severance and lease exit charges for activities focused on workforce actions, rationalization of technology and functional resources, and reductions in real estate. Costs also reflect charges for Marsh's operational excellence program. These costs are discussed in more detail in Note 14, Restructuring Costs, in the notes to the consolidated financial statements.

- **Changes in contingent consideration:** Includes the change in fair value of contingent consideration related to acquisitions and dispositions measured each quarter.

- **JLT integration and restructuring costs:** Primarily reflects lease exit charges for a legacy JLT U.K. location in 2022. In 2021, costs incurred include severance, lease exit charges, technology costs, and consulting services related to the integration of JLT. The Company completed the integration of JLT in 2022.

- **JLT acquisition-related costs and other:** Retention costs and legal charges related to the acquisition of JLT.

- **JLT legacy legal charges:** Charges and recoveries related to legacy JLT legal matters. In 2021, the Company recorded a $36 million reduction in the liability for a legacy JLT errors and omissions ("E&O") related to the suitability of advice provided to individuals for defined benefit pension transfers in the U.K., as well as $33 million of recoveries under indemnities and insurance. The reduction in liability primarily reflects lower redress payments than previously estimated, partially offset by higher costs to review and calculate redress. Refer to Note 16, Claims, Lawsuits and Other Contingencies, in the notes to the consolidated financial statements.

- **Legal claims:** The Company recorded settlement and legal costs related to strategic recruiting.

- **Disposal of businesses:** Primarily reflects a net gain of $112 million on sale of the Mercer U.S. affinity business in 2022, that provided insurance marketing, brokerage and administration to association and affinity groups. In 2021, the amount primarily reflects a gain on the sale of the U.K. commercial networks business that provided broking and back-office solutions for small independent brokers. These amounts are reflected as a component of revenue in the consolidated statements of income and excluded from the calculations of underlying revenue.

- **Pre-acquisition related costs:** Includes integration costs for the pending Westpac Banking Corporation superannuation fund transaction in Australia, which is expected to close in the first half of 2023. Refer to Note 5, Acquisitions and Dispositions, in the notes to the consolidated financial statements.

- **Deconsolidation of Russian businesses and other related charges:** Loss on deconsolidation of Russian businesses of $39 million is included in revenue in the consolidated statements of income and excluded from the calculations of underlying revenue.

- **Gain on consolidation of business:** In 2021, the Company increased its ownership in Marsh India from 49% to 92%. Prior to the increase in ownership, the Company accounted for the investment under the equity method of accounting. In connection with the increased investment in Marsh India, the Company recorded a gain of $267 million, related to the re-measurement of its previously held investment to fair value.

Consolidated Revenue and Expense

Revenue - Components of Change

The Company conducts business in 130 countries. As a result, foreign exchange rate movements may impact period-to-period comparisons of revenue. Similarly, certain other items such as the revenue impact of acquisitions and dispositions, including transfers among businesses, may impact period-to-period comparisons of revenue. Underlying revenue measures the change in revenue from one period to another by isolating these impacts.

The impact of foreign currency exchange fluctuations, acquisitions and dispositions, including transfers among businesses, on the Company's operating revenues by segment is as follows:

	Year Ended December 31,		% Change GAAP Revenue	% Change Revenue excl. Marsh India Gain*	Components of Revenue Change**		
					Currency Impact	Acquisitions/ Dispositions/ Other Impact	Underlying Revenue
(In millions, except percentages)	**2022**	2021					
Risk and Insurance Services							
Marsh	**$10,505**	$10,203	3 %	6 %	(3)%	1 %	8 %
Guy Carpenter	**2,020**	1,867	8 %		(2)%	1 %	9 %
Subtotal	**12,525**	12,070	4 %	6 %	(3)%	1 %	8 %
Fiduciary Interest Income	**120**	15					
Total Risk and Insurance Services	**12,645**	12,085	5 %	7 %	(3)%	1 %	9 %
Consulting							
Mercer	**5,345**	5,254	2 %		(5)%	1 %	6 %
Oliver Wyman Group	**2,794**	2,535	10 %		(4)%	1 %	13 %
Total Consulting	**8,139**	7,789	5 %		(5)%	1 %	8 %
Corporate Eliminations	**(64)**	(54)					
Total Revenue	**$20,720**	$19,820	5 %	6 %	(4)%	1 %	9 %

* Percentage change excludes the gain from the consolidation of Marsh India of $267 million from prior year's GAAP revenue.

** Components of revenue change may not add due to rounding.

The following table provides more detailed revenue information for certain of the components presented above:

	Year Ended December 31,		% Change GAAP Revenue	% Change Revenue excl. Marsh India Gain*	Components of Revenue Change**		
					Currency Impact	Acquisitions/ Dispositions/ Other Impact	Underlying Revenue
(In millions, except percentages)	**2022**	2021					
Marsh:							
EMEA	**$ 2,879**	$ 2,946	(2)%		(7)%	(3)%	8 %
Asia Pacific	**1,333**	1,462	(9)%	12 %	(8)%	6 %	13 %
Latin America	**502**	453	11 %		(1)%	—	11 %
Total International	**4,714**	4,861	(3)%	3 %	(7)%	—	10 %
U.S./Canada	**5,791**	5,342	8 %		—	1 %	7 %
Total Marsh	**$10,505**	$10,203	3 %	6 %	(3)%	1 %	8 %
Mercer:							
Wealth	**$ 2,366**	$ 2,509	(6)%		(6)%	—	—
Health	**2,017**	1,855	9 %		(3)%	3 %	9 %
Career	**962**	890	8 %		(6)%	—	14 %
Total Mercer	**$ 5,345**	$ 5,254	2 %		(5)%	1 %	6 %

* Percentage change excludes the gain from the consolidation of Marsh India of $267 million from prior year's GAAP revenue.

** Components of revenue change may not add due to rounding.

Consolidated Revenue

Consolidated revenue increased $900 million, or 5%, to $20.7 billion in 2022, compared to $19.8 billion in 2021. Consolidated revenue increased 9% on an underlying basis and 1% from acquisitions, partially offset by a decrease of 4% from the impact of foreign currency translation. On an underlying basis, revenue increased 9% and 8% in 2022, in the Risk and Insurance Services and Consulting segments, respectively.

Underlying revenue growth in the Risk and Insurance Services and Consulting segments was driven by the continued strong demand for our advice and services, the expansion of the global economy, new business growth, and solid retention including continued benefits from pricing in the market place.

Consolidated Operating Expenses

Consolidated operating expenses increased $932 million, or 6%, to $16.4 billion in 2022, compared to $15.5 billion in 2021, reflecting increases of 10% on an underlying basis and 1% from acquisitions, partially offset by a decrease of 4% from the impact of foreign currency translation. On an underlying basis, expenses increased 9% in 2022, in both the Risk and Insurance Services and Consulting segments.

The increase in underlying expenses is primarily due to increased headcount and higher incentive compensation, as well as severance and lease exit charges. Expenses also reflect higher travel and entertainment costs, partially offset by lower depreciation and amortization primarily in the Risk and Insurance Services segment in 2022 compared to the prior year.

In 2022, the Company incurred $427 million of restructuring costs, primarily severance and lease exit charges, of which $219 million related to the Company's activities focused on workforce actions, rationalization of technology and functional services, and reductions in real estate. These activities were initiated in the fourth quarter of 2022 and the Company expects related estimated savings in 2023 to be in the range of $125 million to $150 million. Based on current estimates, the Company anticipates these activities will continue throughout 2023 and into 2024. However, additional charges are unlikely to exceed costs incurred in 2022. The Company's plans are still being finalized, which may change the expected timing, estimates of expected costs and related savings, as the Company continues to refine its detailed plans for each business and location.

Expenses also reflect lease exit charges of $89 million in the Risk and Insurance Services segment for a legacy JLT U.K. location. For additional details, refer to Note 14, Restructuring Costs, in the notes to the consolidated financial statements.

Risk and Insurance Services

In the Risk and Insurance Services segment, the Company's subsidiaries and other affiliated entities act as brokers, agents or consultants for insureds, insurance underwriters and other brokers in the areas of risk management, insurance broking, insurance program management, risk consulting, analytical modeling and alternative risk financing services, primarily under the name of Marsh, and engage in specialized reinsurance broking, strategic advisory services and analytics solutions, primarily under the name of Guy Carpenter.

Marsh and Guy Carpenter are compensated for brokerage and consulting services through commissions and fees. Commission rates and fees vary in amount and can depend on a number of factors, including the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer selected, and the capacity in which the broker acts and negotiates with clients. Revenues can be affected by premium rate levels in the insurance/reinsurance markets, the amount of risk retained by insurance and reinsurance clients, and by the value of the risks that have been insured since commission-based compensation is frequently related to the premiums paid by insureds and reinsureds. In many cases, fee compensation may be negotiated in advance, based on the type of risk, coverage required and service provided by the Company and ultimately, the extent of the risk placed into the insurance market or retained by the client. The trends and comparisons of revenue from one period to the next can be affected by changes in premium rate levels, fluctuations in client risk retention and increases or decreases in the value of risks that have been insured, as well as new and lost business, and the volume of business from new and existing clients.

In addition to compensation from its clients, Marsh also receives other compensation, separate from retail fees and commissions, from insurance companies. This other compensation includes, among other things, payment for consulting and analytics services provided to insurers; compensation for administrative and other services (including fees for underwriting services and services provided to or on behalf of insurers relating to the administration and management of quota shares, panels and other facilities in which insurers participate); and contingent commissions, which are paid by insurers based on factors such as volume or profitability of Marsh's placements, primarily driven by Marsh McLennan Agency ("MMA") and parts of Marsh's international operations. Marsh and Guy Carpenter receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others. The investment of fiduciary funds is regulated by state and other insurance authorities. These regulations typically require segregation of fiduciary funds and limit the types of investments that may be made. Interest income from these investments varies depending on the amount of funds invested and applicable interest rates, both of which vary from time to time. For presentation purposes, fiduciary interest income is segregated from the other revenues of Marsh and Guy Carpenter and separately presented within the segment, as shown in the previous revenue by segments tables.

The results of operations for the Risk and Insurance Services segment are as follows:

(In millions, except percentages)	2022	2021	2020
Revenue	$ **12,645**	$ 12,085	$ 10,337
Compensation and benefits	**6,938**	6,506	5,690
Other operating expenses	**2,618**	2,499	2,301
Operating expenses	**9,556**	9,005	7,991
Operating income	$ **3,089**	$ 3,080	$ 2,346
Operating income margin	**24.4%**	25.5%	22.7%

Revenue

Revenue in the Risk and Insurance Services segment increased $560 million, or 5%, to $12.6 billion in 2022, compared with $12.1 billion in 2021. Revenue increased by 7% excluding the Marsh India gain in 2021. This reflects increases of 9% on an underlying basis and 1% from acquisitions, offset by a decrease of 3% from the impact of foreign currency translation. Interest earned on fiduciary funds increased by $105 million to $120 million, compared to $15 million in the prior year.

The increase in underlying revenue in the Risk and Insurance Services segment was primarily due to growth in new business from existing clients, investments in talent, and solid retention including continued benefits from pricing in the marketplace. The increase in interest earned on fiduciary funds in 2022 is a result of higher interest rates compared to the prior year.

In Marsh, revenue increased $302 million, or 3%, to $10.5 billion in 2022, compared to $10.2 billion in 2021. Revenue increased by 6% excluding the Marsh India gain in 2021. This reflects increases of 8% on an underlying basis and 1% from acquisitions, offset by a decrease of 3% from the impact of foreign currency translation. On an underlying basis, U.S./Canada rose 7%. Total International operations produced underlying revenue growth of 10%, reflecting growth of 13% in Asia Pacific, 11% in Latin America and 8% in EMEA.

Results in 2022 also include a charge of $27 million related to the loss on deconsolidation of the Company's Russian businesses. In 2021, revenue from acquisitions reflected a gain of $267 million related to the re-measurement of the previously held equity method investment in Marsh India and a net gain of approximately $50 million related to the disposition of the commercial networks business in the U.K.

At Guy Carpenter, revenue increased $153 million, or 8%, to $2.0 billion in 2022, compared with $1.9 billion in 2021. This reflects increases of 9% on an underlying basis and 1% from acquisitions, offset by a decrease of 2% related to the impact of foreign currency translation.

The Risk and Insurance Services segment completed 16 acquisitions in 2022. Information regarding these acquisitions is included in Note 5, Acquisitions and Dispositions, in the notes to the consolidated financial statements.

Operating Expenses

Expenses in the Risk and Insurance Services segment increased $551 million, or 6%, to $9.6 billion in 2022, compared with $9.0 billion in 2021. This reflects increases of 9% on an underlying basis and 1% from acquisitions, offset by a decrease of 4% from the impact of foreign currency translation.

The increase in underlying expenses in 2022 is primarily due to increased headcount and higher incentive compensation, as well as severance and lease exit charges. In 2022, the Company incurred $254 million for restructuring costs in Risk and Insurance Services, of which $104 million related to the Company's activities focused on workforce actions, rationalization of technology and functional services, and reductions in real estate.

Expenses also reflect higher lease related exit costs for a legacy JLT U.K. location of $89 million, and higher travel and entertainment costs, partially offset by lower depreciation and amortization in 2022, compared to the prior year.

Consulting

The Company conducts business in its Consulting segment through Mercer and Oliver Wyman Group. Mercer delivers advice and technology-driven solutions that help organizations redefine the future of work, shape retirement and investment outcomes, and advance health and well-being for a changing workforce. Oliver Wyman serves as a critical strategic, economic and brand advisor to private sector and governmental clients.

The major component of revenue in the Consulting business is fees paid by clients for advice and services. Mercer, principally through its health line of business, also earns revenue in the form of commissions received from insurance companies for the placement of group (and occasionally individual) insurance contracts, primarily life, health and accident coverages. Revenue for Mercer's investment management business and certain of Mercer's defined benefit and contribution administration services consists principally of fees based on assets under management or administration. For a majority of the Mercer managed investment funds, revenue is recorded on a gross basis with sub-advisor fees included in other operating expenses.

Revenue in the Consulting segment is affected by, among other things, global economic conditions, including changes in clients' particular industries and markets. Revenue is also affected by competition due to the introduction of new products and services, broad trends in employee demographics, including levels of employment and the effect of government policies and regulations. Revenues from investment management services and retirement trust and administrative services are significantly affected by the level of assets under management or administration, which is impacted by securities market performance.

The results of operations for the Consulting segment are as follows:

(In millions, except percentages)		**2022**		2021		2020
Revenue	$	**8,139**	$	7,789	$	6,976
Compensation and benefits		**4,626**		4,435		3,995
Other operating expenses		**1,960**		1,850		1,987
Operating expenses		**6,586**		6,285		5,982
Operating income	$	**1,553**	$	1,504	$	994
Operating income margin		**19.1%**		19.3%		14.3%

Revenue

Consulting revenue increased $350 million, or 5%, to $8.1 billion in 2022, compared with $7.8 billion in 2021. This reflects increases of 8% on an underlying basis and 1% from acquisitions, partially offset by a decrease of 5% from the impact of foreign currency translation.

Mercer's revenue increased $91 million, or 2%, to $5.3 billion in 2022, compared to the prior year. This reflects increases of 6% on an underlying basis and 1% from dispositions, offset by a decrease of 5% from the impact of foreign currency translation. On an underlying basis, revenue for Career and Health increased 14%, and 9%, respectively, while underlying revenue for Wealth remained flat.

The increase in underlying revenue at Mercer in 2022 was primarily due to continued strong demand for our advice and services and the expansion of the global economy. The increase in Career products and services was due to continued demand for solutions linked to new ways of working, skill gaps, workforce transformation and diversity & inclusion issues. Health continued to benefit from growth in new business, higher retention, increased enrolled lives from a strong labor market, and medical inflation. Underlying revenue in Wealth grew in retirement solutions in 2022, offset by a decrease in investment management fees from the decline in assets under management due to market volatility on investments.

Results in 2022 also include a net gain of $112 million from the sale of the Mercer U.S. affinity business.

Oliver Wyman Group's revenue increased $259 million, or 10%, to $2.8 billion in 2022, compared with $2.5 billion in 2021, reflecting increases of 13% on an underlying basis and 1% from acquisitions, offset by a decrease of 4% from the impact of foreign currency translation.

The increase in underlying revenue at Oliver Wyman in 2022 was primarily due to increased demand for project-based services across all industries. Results in 2022, also include a charge of $12 million related to the loss on deconsolidation of the Company's Russian businesses.

The Consulting segment completed 4 acquisitions in 2022. Information regarding these acquisitions is included in Note 5, Acquisitions and Dispositions, in the notes to the consolidated financial statements.

Operating Expenses

Consulting expenses increased $301 million, or 5%, to $6.6 billion in 2022, compared to $6.3 billion in 2021. This reflects an increase of 9% on an underlying basis, partially offset by a decrease of 5% from the impact of foreign currency translation.

The increase in underlying expenses in the Consulting segment in 2022 is primarily due to increased headcount and higher incentive compensation, as well as severance and lease exit charges. In 2022, the Company incurred $77 million for restructuring costs in Consulting, of which $53 million related to the Company's activities focused on workforce actions, rationalization of technology and functional services, and reductions in real estate.

Expenses also reflect higher travel and entertainment costs compared to the prior year. Results in 2021 also included a $69 million reduction in the liability for a legacy JLT E&O, including recoveries under indemnities and insurance, recorded in other expenses.

Corporate and Other

Corporate expenses increased $90 million, or 33% to $362 million in 2022, compared with $272 million in 2021. This reflects an increase of 34% on an underlying basis, offset by a decrease of 1% from the impact of foreign currency translation. The increase in underlying expenses is primarily related to $62 million in lease exit charges for reductions in real estate.

Interest

Interest expense was $469 million in 2022, compared to $444 million in 2021. Interest expense increased $25 million due to higher short term borrowings in 2022 at higher interest rates compared to the prior year.

Investment Income (Loss)

The caption "Investment income (loss)" in the consolidated statements of income comprises realized and unrealized gains and losses from investments. It includes, when applicable, other than temporary declines in the value of securities, mark-to-market increases or decreases in equity investments with readily determinable fair values and equity method gains or losses on its investments in private equity funds. The Company's investments may include direct investments in insurance, consulting or other strategically linked companies and investments in private equity funds.

The Company recorded net investment income of $21 million in 2022, compared to $61 million in 2021. Net investment income in 2022 is driven primarily by lower mark-to-market gains from the Company's private equity investments compared to the prior year.

Income and Other Taxes

The Company's consolidated effective tax rate for 2022 and 2021 was 24.4% and 24.6%, respectively.

The tax rates in both years reflect the impact of discrete tax matters such as excess tax benefits related to share-based compensation, enacted tax legislation, changes in uncertain tax positions, deferred tax adjustments, non-taxable adjustments related to contingent consideration for acquisitions, and valuation allowances for certain tax credits. The rates in both years also reflect tax benefits from planning that postponed the utilization of current year losses in the U.K. to a future year when the tax rate will be 25%.

The excess tax benefit related to share-based payments is the most significant discrete item in 2022, reducing the effective tax rate by 0.7%. The reduction in 2021 was also 0.7%.

The effective tax rate for 2021 reflects a net charge of $100 million related to the re-measuring of the Company's U.K. deferred tax assets and liabilities upon enactment of legislation on June 10, 2021, increasing the U.K. corporate income tax rate from 19% to 25%, effective April 1, 2023. The re-measurement of the Company's U.K. deferred tax assets and liabilities was the most significant discrete item in the prior year, increasing the Company's effective tax rate by 2.6% in 2021.

The effective tax rate in 2021 also decreased 1.5% due to the Company not recording a tax on the gain from the fair value re-measurement of the Company's previously-held equity method investment in Marsh India when the Company increased its ownership interest from 49% to 92%. The Company does not intend to dispose the business and has indefinitely reinvested this gain.

The effective tax rate may vary significantly from period to period. The effective tax rate is sensitive to the geographic mix of earnings and the cost to repatriate the Company's earnings, which may result in higher or lower effective tax rates. Therefore, a shift in the mix of profits among jurisdictions, or changes in the Company's repatriation strategy to access offshore cash, can affect the effective tax rate. In 2022, pre-tax income in the U.K., Barbados, Canada, Ireland, Bermuda, Australia, Japan, India, and Germany accounted for approximately 65% of the Company's total non-U.S. pre-tax income, with effective rates in those countries of 17.8%, 1.2%, 26.8%, 11.9%, 3.7%, 29.3%, 32.8%, 24.9%, and 32.6%, respectively.

In addition, losses in certain jurisdictions cannot be offset by earnings from other operations and may require valuation allowances that affect the rate in a particular period, depending on estimates of the value of associated deferred tax assets which can be realized. A valuation allowance was recorded to reduce deferred tax assets to the amount that the Company believes is more likely than not to be realized. Details are provided in Note 7, Income Taxes, in the notes to the consolidated financial statements. The effective tax rate is also sensitive to changes in unrecognized tax benefits, including the impact of settled tax audits and expired statutes of limitations.

Changes in tax laws, rulings, policies or related legal and regulatory interpretations occur frequently and may also have significant favorable or adverse impacts on our effective tax rate.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law. The Company evaluated the provisions of the new legislation, the most significant of which are the corporate alternative minimum tax and the share repurchase tax. The IRA is effective as of January 1, 2023, and will not have a significant impact on the Company's financial results of operations.

As a U.S.-domiciled parent holding company, the Company is the issuer of essentially all of the Company's external indebtedness, and incurs the related interest expense in the U.S. The Company's interest expense deductions are not currently limited. Further, most senior executive and oversight functions are conducted in the U.S. and the associated costs are incurred primarily in the U.S. Some of these expenses may not be deductible in the U.S., which may impact the effective tax rate.

Changes to the U.S. tax law in recent years have allowed the Company to repatriate foreign earnings without incurring additional U.S. federal income tax costs as foreign income is generally already taxed in the U.S. However, permanent reinvestment continues to be a component of the Company's global capital strategy. The Company continues to evaluate its global investment and repatriation strategy in light of our capital requirements and potential costs of repatriation, which are generally limited to local country withholding taxes.

The Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was signed into law on March 27, 2020. The CARES Act provided over $2 trillion in economic relief to individuals, governmental agencies and companies, to deal with the public health and economic impacts of COVID-19. Pursuant to the CARES Act, the Company deferred payroll taxes due from March 27, 2020 through December 31, 2020, and paid 50% in 2021 and 2022, respectively.

Liquidity and Capital Resources

The Company is organized as a legal entity separate and distinct from its operating subsidiaries. As the Company does not have significant operations of its own, the Company is dependent upon dividends and other payments from its operating subsidiaries to pay principal and interest on its outstanding debt obligations, pay dividends to stockholders, repurchase its shares and pay corporate expenses. The Company can also provide financial support to its operating subsidiaries for acquisitions, investments and certain parts of their business that require liquidity, such as the capital markets business of Guy Carpenter. Other sources of liquidity include borrowing facilities in financing cash flows.

The Company derives a significant portion of its revenue and operating profit from operating subsidiaries located outside of the U.S. Funds from those operating subsidiaries are regularly repatriated to the U.S. out of annual earnings. At December 31, 2022, the Company had approximately $921 million of cash and cash equivalents in its foreign operations, which includes $325 million of operating funds required to be maintained for regulatory requirements or as collateral under certain captive insurance arrangements. The Company expects to continue its practice of repatriating available funds from its non-U.S. operating subsidiaries out of current annual earnings. Where appropriate, a portion of the current year earnings will continue to be permanently reinvested.

In 2022, the Company recorded foreign currency translation adjustments which decreased net equity by $1 billion. Continued strengthening of the U.S. dollar against foreign currencies would further decrease the translated U.S. dollar value of the Company's net investments in its non-U.S. subsidiaries, as well as the translated U.S. dollar value of cash repatriations from those subsidiaries.

Cash and cash equivalents on our consolidated balance sheets includes funds available for general corporate purposes. Funds held on behalf of clients in a fiduciary capacity are segregated and shown separately in the consolidated balance sheets as an offset to fiduciary liabilities. Fiduciary funds cannot be used for general corporate purposes, and should not be considered as a source of liquidity for the Company.

<u>Operating Cash Flows</u>

The Company provided $3.5 billion of cash from operations in both 2022 and 2021. These amounts reflect the net income of the Company during those periods, excluding gains or losses from investments, adjusted for non-cash charges and changes in working capital which relate primarily to the timing of payments of accrued liabilities, including incentive compensation, or receipts of receivables and pension contributions. The Company used cash of $193 million related to its restructuring activities in 2022, compared to $178 million in 2021.

Pension Related Items

Contributions

In 2022, the Company contributed $30 million to its U.S. defined benefit pension plans and $139 million to its non-U.S. defined benefit pension plans. In 2021, the Company contributed $35 million to its U.S. defined benefit pension plans and $95 million to its non-U.S. defined benefit pension plans.

In the U.S., contributions to the tax-qualified defined benefit plans are based on Employee Retirement Income Security Act ("ERISA") guidelines and the Company generally expects to maintain a funded status of 80% or more of the liability determined in accordance with the ERISA guidelines. In 2022, the Company made contributions of $30 million to its non-qualified plans and expects to contribute approximately $31 million in 2023. The Company was not required to and made no contributions to its U.S. qualified plans in 2022, and is not required to make any contributions in 2023.

Outside the U.S., the Company has a large number of non-U.S. defined benefit pension plans, the largest of which are in the U.K., which comprise approximately 79% of non-U.S. plan assets at December 31, 2022. Contribution rates for non-U.S. plans are generally based on local funding practices and statutory requirements, which may differ significantly from measurements in accordance with U.S. GAAP.

The Company contributed $113 million to its U.K. plans (including the JLT section) in 2022. The Company's contributions to its U.K. plans (including the JLT section) for 2023 are expected to be approximately $41 million.

In the U.K., the assumptions used to determine pension contributions are the result of legally-prescribed negotiations between the Company and the plans' trustee that typically occur every 3 years in conjunction with the actuarial valuation of the plans. Currently, this results in a lower funded status compared to U.S. GAAP and may result in contributions irrespective of the U.S. GAAP funded status.

In 2021, the JLT Pension Scheme was merged into the MMC U.K. Pension Fund with a new segregated JLT section created. The Company made deficit contributions of $103 million to the JLT section in 2022, and is expected to make contributions totaling approximately $39 million in 2023.

For the MMC U.K. Pension Fund, excluding the JLT section, an agreement was reached with the trustee in the fourth quarter of 2022, based on the surplus funding position at December 31, 2021. In accordance with the agreement, no deficit funding is required until 2026. The funding level will be re-assessed during 2025 as part of the December 31, 2024 actuarial valuation to determine if contributions are required in 2026. As part of a long-term strategy which depends on having greater influence over asset allocation and overall investment decisions, in December 2022, the Company renewed its agreement to support annual deficit contributions by the U.K. operating companies under certain circumstances, up to £450 million (or $541 million) over a 7-year period.

The Company expects to contribute approximately $76 million to its non-U.S. defined benefit plans in 2023, comprising approximately $41 million to the U.K. plans and $35 million to plans outside of the U.K.

Changes in Funded Status and Expense

The year-over-year change in the funded status of the Company's pension plans is impacted by the difference between actual and assumed results, particularly with regard to return on assets, and changes in the discount rate, as well as the amount of Company contributions, if any. Unrecognized actuarial losses as of December 31, 2022 were approximately $1.4 billion and $2.6 billion for the U.S. plans and non-U.S. plans, respectively, compared with losses of $1.8 billion and $2.9 billion as of December 31, 2021. The decreases in both the U.S. and non-U.S. plans were primarily due to an increase in the discount rate used to measure plan liabilities and the impact of foreign exchange, partially offset by a decrease in asset values. In the past several years, the amount of unamortized losses has been significantly impacted, both positively and negatively, by actual asset performance and changes in discount rates. The discount rate used to measure plan liabilities in 2022 increased in the U.S. and U.K., the Company's largest plans, following an increase in 2021 and a decrease in 2020. An increase in the discount rate decreases the measured plan benefit obligation, resulting in actuarial gains, while a decrease in the discount rate increases the measured plan obligation, resulting in actuarial losses. In 2022, the Company's defined benefit pension plan assets had losses of 18.3% and 29.2% in the U.S. and U.K., respectively, as compared to gains of 13.2% and 1.9% in the U.S. and U.K., respectively, in 2021.

Overall, based on the measurement at December 31, 2022, net benefit credits related to the Company's defined benefit plans are expected to decrease in 2023 by approximately $12 million compared to 2022, reflecting a decrease in the U.S. plans of $40 million, offset by an increase in non-U.S. plans of approximately $28 million.

The Company's accounting policies for its defined benefit pension plans, including the selection of and sensitivity to assumptions, are discussed in Management's Discussion of Critical Accounting Policies. For additional information regarding the Company's retirement plans, refer to Note 1, Summary of Significant Accounting Policies, and Note 8, Retirement Benefits, in the notes to the consolidated financial statements.

Financing Cash Flows

Net cash used for financing activities was $1.0 billion in 2022, compared with $1.3 billion used by financing activities in 2021.

Credit Facilities

The Company has a multi-currency unsecured $2.8 billion five-year revolving credit facility (the "Credit Facility"), entered into in April 2021. The interest rate on the Credit Facility is based on LIBOR plus a fixed margin which varies with the Company's credit ratings. The Credit Facility expires in April 2026 and requires the Company to maintain certain coverage and leverage ratios which are tested quarterly. The Credit Facility includes provisions for determining a LIBOR successor rate in the event LIBOR reference rates are no longer available or in certain other circumstances which are determined to make using an alternative rate desirable. As of December 31, 2022 and 2021, the Company had no borrowings under this facility.

In May 2022, the Company secured a $250 million uncommitted revolving credit facility. The facility expires in May 2023, and has similar coverage and leverage ratios as the Credit Facility. The Company had no borrowings outstanding under this facility at December 31, 2022.

The Company also maintains other credit facilities, guarantees and letters of credit with various banks aggregating $514 million at December 31, 2022, and $508 million at December 31, 2021. There were no outstanding borrowings under these facilities as of December 31, 2022 or as of December 31, 2021.

Debt

In October 2022, the Company issued $500 million of 5.75% senior notes due 2032 and $500 million of 6.25% senior notes due 2052. The Company used the net proceeds from these issuances for general corporate purposes, and repaid $350 million of 3.30% senior notes in November 2022, with an original maturity date of March 2023.

In October 2022, the Company increased its short-term commercial paper financing program to $2.8 billion from $2 billion. The Company had no commercial paper outstanding at December 31, 2022.

In December 2021, the Company issued $400 million of 2.375% senior notes due 2031 and $350 million of 2.90% senior notes due 2051. The Company used the net proceeds from these issuances for general corporate purposes, and repaid $500 million of 2.75% senior notes with an original maturity date of January 2022, in December 2021.

On April 15, 2021, the Company repaid $500 million of senior notes maturing in July 2021.

The Company's senior debt is currently rated A- by Standard & Poor's ("S&P"), Baa1 by Moody's and A- by Fitch. The Company's short-term debt is currently rated A-2 by S&P, P-2 by Moody's and F2 by Fitch. The Company carries a Positive outlook with Moody's and a Stable outlook with S&P and Fitch.

Share Repurchases

On March 23, 2022, the Board of Directors of the Company authorized an additional $5 billion in share repurchases. This is in addition to the Company's existing share repurchase program, which had approximately $1.3 billion of remaining authorization as of December 31, 2021.

In 2022, the Company repurchased 12.2 million shares of its common stock for $1.9 billion. As of December 31, 2022, the Company remained authorized to repurchase up to approximately $4.3 billion in shares of its common stock. There is no time limit on this authorization. In 2021, the Company repurchased 7.9 million shares of its common stock for $1.2 billion.

Dividends

The Company paid dividends on its common stock shares of $1.1 billion ($2.25 per share) in 2022 and $1.0 billion ($2.00 per share) in 2021.

Contingent Payments Related To Acquisitions

The classification of contingent consideration in the consolidated statements of cash flows is dependent upon whether the receipt or payment was part of the initial liability established on the acquisition date (financing) or an adjustment to the acquisition date liability (operating).

The following amounts are included in the consolidated statements of cash flows as operating and financing activities:

For the Years Ended December 31, (In millions)	2022		2021		2020
Operating:					
Contingent consideration payments for prior year acquisitions	$ (38)	$	(49)	$	(48)
Receipt of contingent consideration for dispositions	—		19		—
Acquisition/disposition related net charges for adjustments	49		57		26
Adjustments and payments related to contingent consideration	$ 11	$	27	$	(22)
Financing:					
Contingent consideration for prior year acquisitions	$ (32)	$	(28)	$	(54)
Deferred consideration related to prior year acquisitions	(126)		(89)		(68)
Payments of deferred and contingent consideration for acquisitions	$ (158)	$	(117)	$	(122)
Receipt of contingent consideration for dispositions	$ 3	$	71	$	—

For acquisitions completed in 2022, and in prior years, remaining estimated future contingent payments of $377 million and deferred consideration payments of $142 million, are recorded in accounts payable and accrued liabilities or other liabilities in the consolidated balance sheets at December 31, 2022.

Derivatives - Net Investment Hedge

The Company has investments in various subsidiaries with Euro functional currencies. As a result, the Company is exposed to the risk of fluctuations between the Euro and U.S. dollar exchange rates. As part of its risk management program, the Company issued €1.1 billion senior notes, and designated the debt instruments as a net investment hedge of its Euro denominated subsidiaries. The hedge is re-assessed each quarter to confirm that the designated equity balance at the beginning of each period continues to equal or exceed 80% of the outstanding balance of the Euro debt instrument and that all the critical terms of the hedging instrument and the hedged net investment continue to match. If the hedge is highly effective, the change in the debt balance related to foreign exchange fluctuations is recorded in accumulated other comprehensive loss in the consolidated balance sheets.

The U.S. dollar value of the Euro notes decreased by $82 million in 2022 related to the change in foreign exchange rates. The Company concluded that the hedge was highly effective and recorded a gain as a decrease to accumulated other comprehensive loss for the year ended December 31, 2022.

Fiduciary Liabilities

Since cash and cash equivalents held in a fiduciary capacity are not available for corporate use, they are shown in the consolidated balance sheets as an offset to fiduciary liabilities. Financing cash flows reflect an increase of $1.7 billion and $1.2 billion in 2022 and 2021, respectively, related to fiduciary liabilities.

Investing Cash Flows

Net cash used for investing activities amounted to $850 million in 2022, compared with $1.2 billion used for investing activities in 2021.

The Company paid $572 million and $859 million, net of cash, cash equivalents and cash and cash equivalents held in a fiduciary capacity acquired, for acquisitions it made in 2022 and 2021, respectively, including the Company's increased ownership interest in Marsh India from 49% to 92% in December 2021.

In 2022, the Company sold certain business, primarily Mercer's U.S. affinity business, for cash proceeds of approximately $155 million, partially offset by $36 million primarily related to cash and cash equivalents held in a fiduciary capacity in the disposed businesses. In 2021, the Company sold certain of its businesses, primarily in the U.S. and U.K., for cash proceeds of approximately $84 million.

In the third quarter of 2022, the Company sold the remaining investment in the common stock of Alexander Forbes ("AF"), for cash proceeds of approximately $62 million.

The Company's additions to fixed assets and capitalized software, which amounted to $470 million in 2022 and $406 million in 2021, primarily related to computer equipment purchases, the refurbishing and modernizing of office facilities, and software development costs.

The Company has commitments for potential future investments of approximately $160 million in private equity funds that invest primarily in financial services companies, including a $100 million commitment to invest in a private equity fund entered into on April 1, 2022.

Commitments and Obligations

The following sets forth the Company's future contractual obligations by type as of December 31, 2022:

| (In millions) | Total | | Payment due by Period | | | |
			Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Current portion of long-term debt	$	268	$ 268	$ —	$ —	$ —
Long-term debt		11,304	—	2,138	1,224	7,942
Interest on long-term debt		6,021	458	794	692	4,077
Net operating leases		2,228	362	615	500	751
Service agreements		509	256	194	59	—
Other long-term obligations [a]		600	253	274	68	5
Total	$	20,930	$ 1,597	$ 4,015	$ 2,543	$ 12,775

[a] Primarily reflects future payments of deferred and contingent purchase consideration.

The table does not include the liability for unrecognized tax benefits of $97 million as the Company is unable to reasonably predict the timing of settlement of these liabilities, other than approximately $32 million that may become payable within one year. The table also does not include the remaining transitional tax payments related to the Tax Cuts and Jobs Act ("TCJA") of $62 million, which will be paid in installments beginning in 2023 through 2026.

Management's Discussion of Critical Accounting Policies and Estimates

Management makes estimates and judgments that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Management considers the following policies to be critical to understanding the Company's financial statements because their application places the most significant demands on management's judgment, and requires management to make estimates about the effect of matters that are inherently uncertain. Actual results may differ from those estimates.

Revenue Recognition

In the Risk and Insurance Services segment, judgments related to the amount of variable revenue consideration to ultimately be received on placement of quota share reinsurance treaties and contingent commission from insurers, which was previously recognized when the contingency was resolved, now requires significant judgments and estimates.

Management also makes significant judgments and estimates to measure the progress toward completing performance obligations and realization rates for consideration related to contracts as well as potential performance-based fees in the Consulting segment.

The Company capitalizes the incremental costs to obtain contracts primarily related to commissions or sales bonus payments. These deferred costs are amortized over the expected life of the underlying customer relationships. The Company also capitalizes certain pre-placement costs that are considered fulfillment costs that are amortized at a point in time when the associated revenue is recognized.

Refer to Note 2, Revenue, in the notes to the consolidated financial statements for additional information.

Legal and Other Loss Contingencies

The Company and its subsidiaries are subject to numerous claims, lawsuits and proceedings including claims for E&O. The Company records a liability when a loss is both probable and reasonably estimable which requires significant management judgment. The Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis by Oliver Wyman, a subsidiary of the Company, and other methods to estimate potential losses. The liability is reviewed quarterly and adjusted based on claims developments. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because the Company is unable, at present time, to make a determination that a loss is both probable and reasonably estimable. Given the unpredictability of E&O claims and of litigation that could arise from such claims, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flows in a given quarterly or annual period.

In addition, to the extent that insurance coverage is available, significant management judgment is required to determine the amount of recoveries that are probable of collection under the Company's various insurance programs.

Retirement Benefits

The Company maintains qualified and non-qualified defined benefit pension and defined contribution plans for its eligible U.S. employees and a variety of defined benefit and defined contribution plans for its eligible non-U.S. employees. The Company's policy for funding its tax-qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. and applicable foreign laws.

The Company recognizes the funded status of its over-funded defined benefit pension and retiree medical plans as a net benefit plan asset and its unfunded and underfunded plans as a net benefit plan liability. The gains or losses and prior service costs or credits that have not been recognized as components of net benefit (credit) costs are recorded as a component of Accumulated Other Comprehensive Income ("AOCI"), net of tax, in the Company's consolidated balance sheets. The gains and losses that exceed specified corridors, 10% of the greater of the projected benefit obligation or the market-related value of plan assets, are amortized prospectively out of AOCI over a period that approximates the remaining life expectancy of participants in plans where substantially all participants are inactive or the average remaining service period of active participants for plans with active participants. The vast majority of unrecognized losses relate to inactive plans and are amortized over the remaining life expectancy of the participants.

The determination of net periodic benefit (credit) cost is based on a number of assumptions, including an expected long-term rate of return on plan assets, the discount rate, mortality and assumed rate of salary increase. The assumptions used in the calculation of net periodic pension costs and pension liabilities are disclosed in Note 8, Retirement Benefits, in the notes to the consolidated financial statements.

The long-term rate of return on plan assets assumption is determined for each plan based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of each plan's assets. The Company utilizes a model developed by Mercer, a subsidiary of the Company, to assist in the determination of this assumption. The model takes into account several factors, including: target portfolio allocation, investment, administrative and trading expenses incurred directly by the plan trust, historical portfolio performance, relevant forward-looking economic analysis, and expected returns, variances and correlations for different asset classes. These measures are used to determine probabilities using standard statistical techniques to calculate a range of expected returns on the portfolio.

The target asset allocation for the U.S. plans is 50% equities and equity alternatives and 50% fixed income. At the end of 2022, the actual allocation for the U.S. plans was 61% equities and equity alternatives and 39% fixed income. The target asset allocation for the U.K. plans, which comprise approximately 79% of non-U.S. plan assets, is 14% equities and equity alternatives and 86% fixed income. At the end of 2022, the actual allocation for the U.K. plans was 16% equities and equity alternatives and 84% fixed income.

The discount rate selected for each U.S. plan is based on a model bond portfolio with coupons and redemptions that closely match the expected liability cash flows from the plan. Discount rates for non-U.S. plans are based on appropriate bond indices adjusted for duration. In the U.K., the plan duration is reflected using the Mercer yield curve.

The following table shows the weighted average assumed rate of return and the discount rate at the December 31, 2022 measurement date used to measure pension expense in 2023 for the total Company, the U.S. and the Rest of World ("ROW").

	Total Company	U.S.	ROW
Assumed rate of return on plan assets	5.31 %	6.49 %	4.74 %
Discount rate	5.16 %	5.53 %	4.89 %

Holding all other assumptions constant, a 0.5 percentage point change in the rate of return on plan assets and discount rate assumptions would affect net periodic pension cost for the U.S. and U.K. plans, which together comprise approximately 85% of total pension plan liabilities, as follows:

	0.5 Percentage Point Increase		0.5 Percentage Point Decrease	
(In millions)	U.S.	U.K.	U.S.	U.K.
Assumed rate of return on plan assets	$ (24)	$ (45)	$ 24	$ 45
Discount Rate	$ (1)	$ 6	$ 1	$ (8)

The impact of discount rate changes relates to the increase or decrease in actuarial gains or losses being amortized through net periodic pension cost, as well as the increase or decrease in interest expense, with all other facts and assumptions held constant. It does not contemplate nor include potential future impacts a change in the interest rate environment and discount rates might cause, such as the impact on the market value of the plans' assets. In addition, the assumed return on plan assets would likely be impacted by changes in the interest rate environment and other factors, including equity valuations, since these factors reflect the starting point used in the Company's projection models. For example, a reduction in interest rates may result in a reduction in the assumed return on plan assets. Changing the discount rate and leaving the other assumptions constant, may also not be representative of the impact on expense, because the long-term rates of inflation and salary increases are often correlated with the discount rate. Changes in these assumptions will not necessarily have a linear impact on the net periodic pension cost.

The Company contributes to certain health care and life insurance benefits provided to its retired employees. The cost of these post-retirement benefits for employees in the U.S. is accrued during the period up to the date employees are eligible to retire but is funded by the Company as incurred. The key assumptions and sensitivity to changes in the assumed health care cost trend rate are discussed in Note 8, Retirement Benefits, in the notes to the consolidated financial statements.

Income Taxes

Significant judgment is required in determining the annual effective tax rate and in evaluating uncertain tax positions. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process:

- First, the Company determines whether it is more-likely-than-not a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

- The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate resolution with a taxing authority. Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period and involve significant management judgment. Subsequent changes in judgment based upon new information may lead to changes in recognition, de-recognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company's accounting policy follows the portfolio approach that leaves stranded income tax effects in accumulated other comprehensive income.

Certain items are included in the Company's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the tax returns. Some of these differences are permanent, such as non-deductible expenses, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities, which are measured at existing tax rates. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which a benefit has already been recorded in the financial statements. The Company evaluates all significant available positive and negative evidence, including the existence of losses in recent years and its forecast of future taxable income by jurisdiction, in assessing the need for a valuation allowance against deferred tax assets. The Company also considers tax planning strategies that would result in realization of deferred tax assets, and the presence of taxable income in prior period tax filings in jurisdictions that allow for the carry back of tax attributes pursuant to the applicable tax law. The underlying assumptions the Company uses in forecasting future taxable income require significant judgment and take into account the Company's recent performance. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which temporary differences or carry-forwards are deductible or creditable. Valuation allowances are established for deferred tax assets when it is estimated that it is more-likely-than-not that future taxable income will be insufficient to fully use a deduction or credit in that jurisdiction.

Fair Value Determinations

Goodwill Impairment Testing – The Company is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs the annual impairment assessment for each of its reporting units during the third quarter of each year. A company can assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. Alternatively, the Company may elect to proceed directly to the quantitative goodwill impairment test. In 2022, the Company elected to perform a qualitative impairment assessment. As part of its assessment, the Company considered numerous factors, including:

- that the fair value of each reporting unit exceeds its carrying value by a substantial margin based on its most recent quantitative assessment in 2019;

- whether significant acquisitions or dispositions occurred which might alter the fair value of its reporting units;

- macroeconomic conditions and their potential impact on reporting unit fair values;

- actual performance compared with budget and prior projections used in its estimation of reporting unit fair values;

- industry and market conditions; and

- the year-over-year change in the Company's share price.

The Company completed its qualitative assessment in the third quarter of 2022 and concluded that a quantitative goodwill impairment test was not required in 2022 and that goodwill was not impaired.

Purchase Price Allocation

Assets acquired and liabilities assumed, including contingent consideration, as part of a business acquisition are generally recorded at their fair value at the date of acquisition. The excess of purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Determining fair value of identifiable assets, particularly intangibles, and liabilities acquired also requires management to make estimates, which are based on all available information and in some cases assumptions with respect to the timing and amount of future revenues and expenses associated with an asset. These estimates directly impact the amount of identified intangible assets recognized and the related amortization expense in future periods.

New Accounting Pronouncements

Note 1, Summary of Significant Accounting Policies, in the notes to the consolidated financial statements contains a summary of the Company's significant accounting policies, including a discussion of recently issued accounting pronouncements and their impact or potential future impact on the Company's financial results, if determinable, under the sub-heading "New Accounting Pronouncements."

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Market Risk and Credit Risk

Certain of the Company's revenues, expenses, assets and liabilities are exposed to the impact of interest rate changes and fluctuations in foreign currency exchange rates and equity markets.

Interest Rate Risk and Credit Risk

Interest income generated from the Company's cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity will vary with the general level of interest rates.

The Company had the following investments subject to variable interest rates:

For the Years Ended December 31, *(In millions)*		**2022**		2021
Cash and cash equivalents	$	**1,442**	$	1,752
Cash and cash equivalents held in a fiduciary capacity	$	**10,660**	$	9,622

Based on the above balances at December 31, 2022, if short-term interest rates increased or decreased by 10%, or 25 basis points for the year 2023, annual interest income, including interest earned on cash and cash equivalents held in a fiduciary capacity, would increase or decrease by approximately $30 million. At December 31, 2021, a change in short-term interest rates of 10%, or 1 basis point, would have increased or decreased interest income by approximately $1 million. The change in interest rate risk at December 31, 2022 is due to higher short-term interest rates compared to the prior year.

In addition to interest rate risk, our cash investments and fiduciary cash investments are subject to potential loss of value due to counter-party credit risk. To minimize this risk, the Company and its subsidiaries invest pursuant to a Board approved investment policy. The policy mandates the preservation of principal and liquidity and requires broad diversification with counter-party limits assigned based primarily on credit rating and type of investment. The Company carefully monitors its cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity, and will further restrict the portfolio as appropriate to market conditions. The majority of cash, cash equivalents and cash and cash equivalents held in a fiduciary capacity are invested in short-term bank deposits and liquid money market funds.

Foreign Currency Risk

The translated values of revenue and expense from the Company's international operations are subject to fluctuations due to changes in currency exchange rates. The non-U.S. based revenue that is exposed to foreign exchange fluctuations is approximately 51% of total revenue. We periodically use forward contracts and options to limit foreign currency exchange rate exposure on net income and cash flows for specific, clearly defined transactions arising in the ordinary course of business. Although the Company has significant revenue generated in foreign locations which is subject to foreign exchange rate fluctuations, in most cases both the foreign currency revenue and expenses are in the functional currency of the foreign location. As such, under normal circumstances, the U.S. dollar translation of both the revenue and expense, as well as the potentially offsetting movements of various currencies against the U.S. dollar, generally tend to mitigate the impact on net operating income of foreign currency risk.

However, there have been periods where the impact was not mitigated due to external market factors, and external macroeconomic events may result in greater foreign exchange rate fluctuations in the future. If foreign exchange rates of major currencies (Euro, Sterling, Australian dollar and Canadian dollar) moved 10% in the same direction against the U.S. dollar compared with the foreign exchange rates in 2022, the Company estimates net operating income would increase or decrease by approximately $74 million. The corresponding increase or decrease in net operating income in 2021 was estimated at $57 million. The Company has exposure to approximately 80 foreign currencies overall.

In Continental Europe, the largest amount of revenue from renewals for the Risk and Insurance Services segment occurs in the first quarter.

Equity Price Risk

The Company holds investments in both public and private companies as well as private equity funds, including investments of approximately $17 million that are valued using readily determinable fair values and approximately $42 million of investments without readily determinable fair values. The Company also has investments of approximately $215 million that are accounted for using the equity method. The Company's investments are subject to risk of decline in market value, which, if determined to be other than temporary, could result in realized impairment losses. The Company periodically reviews the carrying value of such investments to determine if any valuation adjustments are appropriate under the applicable accounting pronouncements.

Other

A number of lawsuits and regulatory proceedings are pending. Refer to Note 16, Claims, Lawsuits and Other Contingencies, in the notes to the consolidated financial statements included in this report.

Item 8. Financial Statements and Supplementary Data.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

(In millions, except per share data)	**2022**	2021	2020
Revenue	**$ 20,720**	$ 19,820	$ 17,224
Expense:			
Compensation and benefits	**12,071**	11,425	10,129
Other operating expenses	**4,369**	4,083	4,029
Operating expenses	**16,440**	15,508	14,158
Operating income	**4,280**	4,312	3,066
Other net benefits credits	**235**	277	257
Interest income	**15**	2	7
Interest expense	**(469)**	(444)	(515)
Investment income (loss)	**21**	61	(22)
Income before income taxes	**4,082**	4,208	2,793
Income tax expense	**995**	1,034	747
Net income before non-controlling interests	**3,087**	3,174	2,046
Less: Net income attributable to non-controlling interests	**37**	31	30
Net income attributable to the Company	**$ 3,050**	$ 3,143	$ 2,016
Net income per share attributable to the Company			
– Basic	**$ 6.11**	$ 6.20	$ 3.98
– Diluted	**$ 6.04**	$ 6.13	$ 3.94
Average number of shares outstanding			
– Basic	**499**	507	506
– Diluted	**505**	513	512
Shares outstanding at December 31,	**495**	504	508

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, *(In millions)*	**2022**	2021	2020
Net income before non-controlling interests	**$ 3,087**	$ 3,174	$ 2,046
Other comprehensive (loss) income, before tax:			
Foreign currency translation adjustments	**(1,198)**	(389)	559
Gain (loss) related to pension and post-retirement plans	**641**	1,229	(784)
Other comprehensive (loss) income, before tax	**(557)**	840	(225)
Income tax expense (credit) on other comprehensive loss	**182**	305	(170)
Other comprehensive (loss) income, net of tax	**(739)**	535	(55)
Comprehensive income	**2,348**	3,709	1,991
Less: Comprehensive income attributable to non-controlling interests	**37**	31	30
Comprehensive income attributable to the Company	**$ 2,311**	$ 3,678	$ 1,961

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, (In millions, except share data)		2022		2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	**1,442**	$	1,752
Receivables				
Commissions and fees		**5,293**		5,093
Advanced premiums and claims		**103**		136
Other		**616**		523
		6,012		5,752
Less-allowance for credit losses		**(160)**		(166)
Net receivables		**5,852**		5,586
Other current assets		**1,005**		926
Total current assets		**8,299**		8,264
Goodwill		**16,251**		16,317
Other intangible assets		**2,537**		2,810
Fixed assets, net		**871**		847
Pension related assets		**2,127**		2,270
Right of use assets		**1,562**		1,868
Deferred tax assets		**358**		551
Other assets		**1,449**		1,461
	$	**33,454**	$	34,388
LIABILITIES AND EQUITY				
Current liabilities:				
Short-term debt	$	**268**	$	17
Accounts payable and accrued liabilities		**3,278**		3,165
Accrued compensation and employee benefits		**3,095**		2,942
Current lease liabilities		**310**		332
Accrued income taxes		**221**		198
Total current liabilities		**7,172**		6,654
Fiduciary liabilities		**10,660**		9,622
Less - cash and cash equivalents held in a fiduciary capacity		**(10,660)**		(9,622)
		—		—
Long-term debt		**11,227**		10,933
Pension, postretirement and postemployment benefits		**921**		1,632
Long-term lease liabilities		**1,667**		1,880
Liability for errors and omissions		**355**		355
Other liabilities		**1,363**		1,712
Commitments and contingencies		**—**		—
Equity:				
Preferred stock, $1 par value, authorized 6,000,000 shares, none issued		**—**		—
Common stock, $1 par value, authorized 1,600,000,000 shares, issued 560,641,640 shares at December 31, 2022 and 2021		**561**		561
Additional paid-in capital		**1,179**		1,112
Retained earnings		**20,301**		18,389
Accumulated other comprehensive loss		**(5,314)**		(4,575)
Non-controlling interests		**229**		213
		16,956		15,700
Less – treasury shares, at cost, 65,855,914 shares at December 31, 2022 and 57,105,619 shares at December 31, 2021		**(6,207)**		(4,478)
Total equity		**10,749**		11,222
	$	**33,454**	$	34,388

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

(In millions)		2022		2021		2020
Operating cash flows:						
Net income before non-controlling interests	$	**3,087**	$	3,174	$	2,046
Adjustments to reconcile net income to cash provided by operations:						
Depreciation and amortization of fixed assets and capitalized software		**381**		382		390
Amortization of intangible assets		**338**		365		351
Non-cash lease expense		**404**		327		355
Adjustments and payments related to contingent consideration assets and liabilities		**11**		27		(22)
Deconsolidation of Russian businesses		**39**		—		—
Gain on consolidation of entity		**(2)**		(267)		—
Net (gain) loss on investments		**(21)**		(61)		22
Net (gain) loss on disposition of assets		**(127)**		(33)		24
Share-based compensation expense		**367**		348		290
Changes in assets and liabilities:						
Net receivables		**(492)**		(570)		412
Other assets		**(122)**		(354)		255
Accrued compensation and employee benefits		**171**		574		171
Provision for taxes, net of payments and refunds		**(54)**		(33)		63
Contributions to pension and other benefit plans in excess of current year credit		**(385)**		(372)		(356)
Other liabilities		**193**		358		(268)
Operating lease liabilities		**(323)**		(349)		(351)
Net cash provided by operations		**3,465**		3,516		3,382
Financing cash flows:						
Purchase of treasury shares		**(1,950)**		(1,159)		—
Borrowings from term-loan and credit facilities		**—**		—		1,000
Proceeds from issuance of debt		**984**		743		737
Repayments of debt		**(365)**		(1,016)		(2,515)
Net purchase of non-controlling interests		**(7)**		—		(3)
Shares withheld for taxes on vested units – treasury shares		**(198)**		(101)		(132)
Issuance of common stock from treasury shares		**126**		161		132
Payments of deferred and contingent consideration for acquisitions		**(158)**		(117)		(122)
Receipts of contingent consideration for dispositions		**3**		71		—
Distributions of non-controlling interests		**(27)**		(36)		(34)
Dividends paid		**(1,138)**		(1,026)		(943)
Change in fiduciary liabilities		**1,684**		1,183		955
Net cash used for financing activities		**(1,046)**		(1,297)		(925)
Investing cash flows:						
Capital expenditures		**(470)**		(406)		(348)
Purchases of long term investments		**(22)**		(28)		(23)
Sales of long term investments		**86**		41		130
Dispositions		**119**		84		98
Acquisitions, net of cash and cash held in a fiduciary capacity acquired		**(572)**		(859)		(647)
Other, net		**9**		4		(3)
Net cash used for investing activities		**(850)**		(1,164)		(793)
Effect of exchange rate changes on cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity		**(841)**		(355)		511
Increase in cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity		**728**		700		2,175
Cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity at beginning of year		**11,374**		10,674		8,499
Cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity at end of year	$	**12,102**	$	11,374	$	10,674

Reconciliation of cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity to the Consolidated Balance Sheets

For the Years Ended December 31,		2022		2021		2020
(In millions)						
Cash and cash equivalents	$	**1,442**	$	1,752	$	2,089
Cash and cash equivalents held in a fiduciary capacity		**10,660**		9,622		8,585
Total cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity	$	**12,102**	$	11,374	$	10,674

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31,

(In millions, except per share data)	**2022**	2021	2020
COMMON STOCK			
Balance, beginning and end of year	$ **561**	$ 561	$ 561
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	$ **1,112**	$ 943	$ 862
Change in accrued stock compensation costs	**(2)**	124	75
Issuance of shares under stock compensation plans and employee stock purchase plans	**80**	45	7
Other	**(11)**	—	(1)
Balance, end of year	$ **1,179**	$ 1,112	$ 943
RETAINED EARNINGS			
Balance, beginning of year	**$ 18,389**	$ 16,272	$ 15,199
Net income attributable to the Company	**3,050**	3,143	2,016
Dividend equivalents declared and paid - (per share amounts: $2.25 in 2022, $2.00 in 2021, and $1.84 in 2020)	**(13)**	(12)	(11)
Dividends declared and paid – (per share amounts: $2.25 in 2022, $2.00 in 2021, and $1.84 in 2020)	**(1,125)**	(1,014)	(932)
Balance, end of year	**$ 20,301**	$ 18,389	$ 16,272
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Balance, beginning of year	**$ (4,575)**	$ (5,110)	$ (5,055)
Other comprehensive (loss) income, net of tax	**(739)**	535	(55)
Balance, end of year	**$ (5,314)**	$ (4,575)	$ (5,110)
TREASURY SHARES			
Balance, beginning of year	**$ (4,478)**	$ (3,562)	$ (3,774)
Issuance of shares under stock compensation plans and employee stock purchase plans	**221**	243	212
Purchase of treasury shares	**(1,950)**	(1,159)	—
Balance, end of year	**$ (6,207)**	$ (4,478)	$ (3,562)
NON-CONTROLLING INTERESTS			
Balance, beginning of year	$ **213**	$ 156	$ 150
Net income attributable to non-controlling interests	**37**	31	30
Distributions and other changes	**(28)**	(38)	(21)
Net non-controlling interests acquired	**7**	64	(3)
Balance, end of year	$ **229**	$ 213	$ 156
TOTAL EQUITY	**$ 10,749**	$ 11,222	$ 9,260

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations: Marsh & McLennan Companies, Inc., and its consolidated subsidiaries (the "Company"), a global professional services firm, is organized based on the different services that it offers. Under this structure, the Company's two business segments are Risk and Insurance Services and Consulting.

The Risk and Insurance Services segment ("RIS") includes risk management activities (risk advice, risk transfer and risk control and mitigation solutions) as well as insurance and reinsurance broking and services for businesses, public entities, insurance companies, associations, professional services organizations, and private clients. The Company conducts business in this segment through Marsh and Guy Carpenter. Marsh provides data-driven risk advisory services and insurance solutions to commercial and consumer clients. Guy Carpenter develops advanced risk, reinsurance and capital strategies that help clients grow profitably and identify and capitalize on emerging opportunities.

The Consulting segment includes health, wealth and career solutions and products, and specialized management, strategic, economic and brand consulting services. The Company conducts business in this segment through Mercer and Oliver Wyman Group. Mercer delivers advice and technology-driven solutions that help organizations redefine the future of work, shape retirement and investment outcomes, and advance health and well-being for a changing workforce. Oliver Wyman Group serves as a critical strategic, economic and brand advisor to private sector and governmental clients.

Deconsolidation of Russia

On February 24, 2022, Russian forces launched a military invasion of Ukraine. In response, the United States (U.S.), the European Union (E.U.), United Kingdom (U.K.) and other governments have imposed significant economic sanctions on Russia, and Russia has responded with counter-sanctions.

The Company concluded that it did not meet the accounting criteria for control over its wholly-owned Russian businesses due to the evolving trade and economic sanctions, and recorded a loss of $52 million on the deconsolidation of the Russian businesses and other related charges. Subsequently, the Company entered into a definitive agreement to exit its businesses in Russia and transfer ownership to local management, pending regulatory approvals.

The Company continues to monitor the ongoing situation and its potential impact on our business, financial condition, results of operations and cash flows.

Business Update related to COVID-19

For nearly three years, the COVID-19 pandemic has impacted businesses globally including in every geography in which the Company operates. Our businesses have remained resilient throughout the pandemic and demand for our advice and services remains strong. The ultimate extent of the impact of COVID-19 to the Company will depend on future developments that it is unable to predict.

Principles of Consolidation: The accompanying consolidated financial statements include all wholly-owned and majority-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Revenue: The Company provides detailed discussion regarding its revenue policies in Note 2, Revenue.

Cash and Cash Equivalents: Cash and cash equivalents primarily consist of certificates of deposit and time deposits, with original maturities of three months or less, and money market funds. The estimated fair value of the Company's cash and cash equivalents approximates their carrying value. The Company is required to maintain operating funds primarily related to regulatory requirements outside of the U.S. or as collateral under captive insurance arrangements. At December 31, 2022, the Company maintained $348 million compared to $303 million at December 31, 2021 related to these regulatory requirements.

Fixed Assets: Fixed assets are stated at cost less accumulated depreciation and amortization. Expenditures for improvements are capitalized. Upon sale or retirement of an asset, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in income. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation of buildings, building improvements, furniture, and equipment is provided on a straight-line basis over the estimated useful lives of these assets. Furniture and equipment are depreciated over periods ranging from 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the periods covered by the applicable leases or the estimated useful life of the improvement, whichever is less. Buildings are depreciated over periods ranging from 30 to 40 years. The Company periodically reviews long-lived assets for impairment whenever events or changes indicate that the carrying value of assets may not be recoverable.

The components of fixed assets are as follows:

December 31, (In millions)	2022	2021
Furniture and equipment	$ 772	$ 811
Land and buildings	372	385
Leasehold and building improvements	1,258	1,240
	2,402	2,436
Less-accumulated depreciation and amortization	(1,531)	(1,589)
Fixed assets, net	$ 871	$ 847

Investments: The caption "Investment income (loss)" in the consolidated statements of income comprises realized and unrealized gains and losses from investments recognized in earnings. It includes, when applicable, other than temporary declines in the value of securities, mark-to-market increases or decreases in equity investments with readily determinable fair values and equity method gains or losses on the Company's investments in private equity funds.

The Company holds investments in private equity funds. Investments in private equity funds are accounted for in accordance with the equity method of accounting using a consistently applied three-month lag period adjusted for any known significant changes from the lag period to the reporting date of the Company. The underlying private equity funds follow investment company accounting, where investments within the fund are carried at fair value. Investment gains or losses for its proportionate share of the change in fair value of the funds are recorded in earnings. Investments accounted for in accordance with the equity method of accounting are included in "other assets" in the consolidated balance sheets.

In 2022, the Company recorded net investment income of $21 million, compared to $61 million in 2021, and a net investment loss of $22 million in 2020. Net Investment income in 2022 is driven primarily by lower mark-to-market gains from the Company's private equity investments compared to the prior year. The net investment loss in 2020 is primarily due to the loss on the sale of shares of Alexander Forbes ("AF").

Goodwill and Other Intangible Assets: Goodwill represents acquisition costs in excess of the fair value of net assets acquired. Goodwill is assessed at least annually for impairment. The Company performs an annual impairment test for each of its reporting units during the third quarter of each year. A company can assess qualitative factors to determine whether it is necessary to perform a goodwill impairment test. Alternatively, a company may elect to proceed directly to the quantitative goodwill impairment test. When a quantitative test is performed, fair values of the reporting units are estimated using either a market approach or a discounted cash flow model. Carrying values for the reporting units are based on balances at the prior quarter-end and include directly identified assets and liabilities as well as an allocation of those assets and liabilities not recorded at the reporting unit level. As discussed in Note 6, Goodwill and Other Intangibles, the Company elected to perform a qualitative impairment assessment in 2022.

Other intangible assets, which primarily consist of acquired customer lists that are not deemed to have an indefinite life, are amortized over their estimated lives, typically ranging from 10 to 15 years, and assessed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature. The Company had no indefinite lived identified intangible assets at December 31, 2022 and 2021.

Retirement Benefits: The Company maintains qualified and non-qualified defined benefit pension plans for its U.S. and non-U.S. eligible employees. The Company's policy for funding its tax qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth by U.S. law and the laws of the non-U.S. jurisdictions in which the Company offers defined benefit plans. The net benefit cost of the Company's defined benefit plans is measured on an actuarial basis using various methods and assumptions.

The Company uses actuaries from Mercer, a subsidiary of the Company, to perform valuations of its pension plans. The long-term rate of return on plan assets assumption is determined for each plan based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of each plan's assets. The Company utilizes a model developed by the Mercer actuaries to assist in the determination of this assumption. The model takes into account several factors, including: actual and target portfolio allocation; investment, administrative and trading expenses incurred directly by the plan trust; historical portfolio performance; relevant forward-looking economic analysis; and expected returns, variances and correlations for different asset classes. These measures are used to determine probabilities using standard statistical techniques to calculate a range of expected returns on the portfolio. Generally, the Company does not adjust the rate of return assumption from year to year if, at the measurement date, it is within the range between the 25th and 75th percentile of the expected long-term annual returns. Historical long-term average asset returns of the most significant plans are also reviewed to determine whether they are consistent and reasonable compared with the rate selected. The expected return on plan assets is determined by applying the assumed long-term rate of return to the market-related value of plan assets. This market-related value recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future market-related value of the assets will be impacted as previously deferred gains or losses are reflected. The Company reviews its actuarial assumptions on an annual basis and modifies these assumptions based on current rates and trends.

The funded status of the Company's pension plans is recorded in the consolidated balance sheets and provides for a delayed recognition of actuarial gains or losses arising from changes in the projected benefit obligation due to changes in the assumed discount rates, differences between the actual and expected value of plan assets and other assumption changes. The unrecognized pension plan actuarial gains or losses and prior service costs not yet recognized in net periodic pension cost are recognized in Accumulated Other Comprehensive Income ("AOCI"), net of tax. These gains and losses are amortized prospectively out of AOCI over a period that approximates the remaining life expectancy of participants in plans where substantially all participants are inactive, or the average remaining service period of active participants for plans with active participants. The vast majority of unrecognized losses relate to inactive plans and are amortized over the remaining life expectancy of the participants.

The discount rate selected for each U.S. plan is based on a model bond portfolio with coupons and redemptions that closely match the expected liability cash flows from the plan. Discount rates for non-U.S. plans are based on appropriate bond indices adjusted for duration. In the U.K., the plan duration is reflected using the Mercer yield curve.

Defined Benefit Pension Plans in the U.K. and certain other countries allow participants an option for the payment of a lump sum distribution from plan assets before retirement in full satisfaction of the retirement benefits due to the participant as well as any survivor's benefit. The Company's policy is to treat these lump sum payments as a partial settlement of the plan liability if they exceed the total of interest plus service costs.

Refer to Note 8, Retirement Benefits, for additional information.

Leases: A lease is defined as a party obtaining the right to use an asset legally owned by another party. The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets and lease liabilities are recorded at the lease commencement date. Lease liabilities are recognized at the present value of the contractual fixed lease payments. The Company uses discount rates to determine the present value of future lease payments. The Company primarily uses its incremental borrowing rate adjusted to reflect a secured rate, based on the information available for leases, including the lease term and interest rate environment in the country in which the lease exists. The lease terms used to calculate the ROU asset and lease liability may include options to extend or terminate when it is reasonably certain that the Company will exercise that option. ROU assets are recognized equal to lease liabilities, adjusted for prepaid lease payments, initial direct costs and lease incentives. Operating lease expense is recognized on a straight-line basis over the lease term, while variable lease payments are expensed as incurred.

Leases are negotiated with third-parties and, in some instances, contain renewal, expansion and termination options. The Company also subleases certain office facilities to third-parties when the Company no longer utilizes the space. In addition to the base rental costs, the Company's lease agreements generally provide for rent escalations resulting from increased assessments for real estate taxes and other charges. A portion of the Company's real estate lease portfolio contains base rents subject to annual changes in the Consumer Price Index ("CPI") as well as charges for operating expenses which are reimbursable to the landlord based on actual usage. Changes to the CPI and payments for such reimbursable operating expenses are considered variable and are recognized as variable lease costs in the period in which the obligation for those payments was incurred. Approximately 99% of the Company's lease obligations are for the use of office space. All of the Company's material leases are operating leases.

As a practical expedient, the Company has elected an accounting policy not to separate non-lease components from lease components and instead account as a single lease component. The Company has also elected not to recognize ROU assets and lease liabilities for leases that, at the commencement date, are for 12 months or less. Refer to Note 12, Leases for additional information.

Capitalized Software Costs: The Company capitalizes certain costs to develop, purchase or modify software for the internal use of the Company. These costs are amortized on a straight-line basis over periods ranging from 3 to 10 years. Costs incurred during the preliminary project stage and post implementation stage are expensed as incurred. Costs incurred during the application development stage are capitalized. Costs related to updates and enhancements are only capitalized if they will result in additional functionality. Capitalized computer software costs of $492 million and $475 million, net of accumulated amortization of $1.8 billion and $1.7 billion as of December 31, 2022 and 2021, respectively, are included in other assets in the consolidated balance sheets.

Legal and Other Loss Contingencies: The Company and its subsidiaries are subject to a significant number of claims, lawsuits and proceedings including claims for errors and omissions ("E&O"). The Company records a liability when a loss is both probable and reasonably estimable which requires significant management judgment. The Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis by Oliver Wyman, a subsidiary of the Company, and other methods to estimate potential losses, including estimated legal costs. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because the Company is unable, at present time, to make a determination that a loss is both probable and reasonably estimable. Given the unpredictability of E&O claims and of litigation that could arise from such claims, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flows in a given quarterly or annual period.

As of December 31, 2022, the Company's liability for errors and omissions was $419 million, compared to $434 million at December 31, 2021, of which $64 million and $79 million, respectively, were current liabilities and included in accounts payable and accrued liabilities in the consolidated balance sheets. In addition, to the extent that insurance coverage is available, significant management judgment is required to determine the amount of recoveries that are probable of collection under the Company's various insurance programs.

The legal and other contingent liabilities described above are not discounted.

Income Taxes: The Company's effective tax rate reflects its income, statutory tax rates and tax planning in the various jurisdictions in which it operates. Significant judgment is required in determining the annual tax provision and in evaluating uncertain tax positions and the ability to realize deferred tax assets.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step involves recognition. The Company determines whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate resolution with a taxing authority. Uncertain tax positions are evaluated based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based on new information may lead to changes in recognition, de-recognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Tax law may require items be included in the Company's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the income tax returns. Some of these differences are permanent, such as expenses that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which benefit has already been recorded in the financial statements. Valuation allowances are established for deferred tax assets when it is estimated that future taxable income will be insufficient to use a deduction or credit in that jurisdiction. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements.

Restructuring Costs: Charges associated with restructuring activities are recognized in accordance with applicable accounting guidance which includes accounting for disposal or exit activities, guidance related to impairment of ROU assets related to real estate leases, as well as other costs resulting from accelerated depreciation or amortization of leasehold improvements and other property and equipment.

Severance and related costs are recognized based on amounts due under established severance plans or estimates of one-time benefits that will be provided. Typically, severance benefits are recognized when the impacted colleagues are notified of their expected termination and such termination is expected to occur within the legally required notification period. These costs are included in compensation and benefits in the consolidated statements of income.

Costs for real estate rationalization are recognized based on the type of cost and the expected future use of the facility. For locations where the Company does not expect to sub-lease the property, the amortization of any ROU asset is accelerated from the decision date to the cease use date. For locations where the Company expects to sub-lease the properties subsequent to its vacating the property, the ROU asset is reviewed for potential impairment at the earlier of the cease use date or the date a sub-lease is signed. To determine the amount of impairment, the fair value of the ROU asset is determined based on the present value of the estimated net cash flows related to the property. Contractual costs outside of the ROU asset are recognized based on the net present value of expected future cash outflows for which the Company will not receive any benefit. Such amounts are reliant on estimates of future sub-lease income to be received and future contractual costs to be incurred.

These costs are included in other operating expenses in the consolidated statements of income.

Other costs related to restructuring, such as moving, legal or consulting costs, are recognized as incurred. These costs are included in other operating expenses in the consolidated statements of income.

Derivative Instruments: All derivatives, whether designated in hedging relationships or not, are recorded on the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. The fair value of the derivative is recorded in the consolidated balance sheets in other receivables or accounts payable and accrued liabilities. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the consolidated statements of income when the hedged item affects earnings. Changes in the fair value attributable to the ineffective portion of cash flow hedges are recognized in earnings. If a derivative is not designated as an accounting hedge, such as forward contracts periodically used by the Company to limit foreign currency exchange rate exposure on net income, the change in fair value is recorded in earnings.

Per Share Data: Basic net income per share attributable to the Company is calculated by dividing the after-tax income attributable to the Company by the weighted average number of outstanding shares of the Company's common stock.

Diluted net income per share attributable to the Company is calculated by dividing the after-tax income attributable to the Company by the weighted average number of outstanding shares of the Company's common stock, which have been adjusted for the dilutive effect of potentially issuable common shares.

Basic and Diluted EPS Calculation			
(In millions, except per share data)	**2022**	2021	2020
Net income before non-controlling interests	**$ 3,087**	$ 3,174	$ 2,046
Less: Net income attributable to non-controlling interests	**37**	31	30
Net income attributable to the Company	**$ 3,050**	$ 3,143	$ 2,016
Basic weighted average common shares outstanding	**499**	507	506
Dilutive effect of potentially issuable common shares	**6**	6	6
Diluted weighted average common shares outstanding	**505**	513	512
Average stock price used to calculate common stock equivalents	**$160.39**	$141.57	$109.12

Fiduciary Assets and Liabilities: The Company, in its capacity as an insurance broker or agent, generally collects premiums from insureds and after deducting its commissions, remits the premiums to the respective insurance underwriters. The Company also collects claims or refunds from underwriters on behalf of insureds. Unremitted insurance premiums and claims proceeds are held by the Company in a fiduciary capacity. The Company's fiduciary assets primarily include bank or short-term time deposits and liquid money market funds, classified as cash and cash equivalents. Risk and Insurance Services revenue includes interest on fiduciary funds of $120 million, $15 million and $46 million in 2022, 2021 and 2020, respectively. Since cash and cash equivalents held in a fiduciary capacity are not available for corporate use, they are shown in the consolidated balance sheets as an offset to fiduciary liabilities.

Net uncollected premiums and claims and the related payables were $13.0 billion at December 31, 2022 and 2021. The Company is not a principal to the contracts under which the right to receive premiums or the right to receive reimbursement of insured losses arises. Accordingly, net uncollected premiums and claims and the related payables are not assets and liabilities of the Company and are not included in the accompanying consolidated balance sheets.

In certain instances, the Company advances premiums, refunds or claims to insurance underwriters or insureds prior to collection. These advances are made from corporate funds and are reflected in the accompanying consolidated balance sheets as receivables.

The Company, through its Mercer subsidiary, manages assets in trusts or funds for which Mercer's management or trustee fee is not considered a variable interest, since the fees are commensurate with the level of effort required to provide those services. Mercer is not the primary beneficiary of these trusts or funds. Mercer's maximum exposure to loss of its interests is, therefore, limited to collection of its fees.

Estimates: The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period.

On an ongoing basis, the Company evaluates its estimates, judgments and methodologies. The estimates are based on historical experience and on various other assumptions that the Company believes are reasonable.

Such matters include:

- estimates of revenue;

- impairment assessments and charges;

- recoverability of long-lived assets;

- liabilities for errors and omissions;

- deferred tax assets, uncertain tax positions and income tax expense;

- share-based and incentive compensation expense;

- the allowance for current expected credit losses on receivables;

- useful lives assigned to long-lived assets, and depreciation and amortization; and

- fair value estimates of contingent consideration receivable or payable related to acquisitions or dispositions.

The Company believes these estimates are reasonable based on information currently available at the time they are made. The Company also considered potential impact of macroeconomic factors including inflation, volatility in interest rates, the war in Ukraine and COVID-19 to its customer base in various industries and geographies. Insurance exposures subject to variable factors are subject to mid-term and end of term adjustments, as well as policy audits, which may reduce premiums and corresponding commissions. Estimates were updated based on internal and industry specific economic data. Actual results may differ from these estimates.

New Accounting Pronouncement Adopted Effective January 1, 2022:

In October 2021, the Financial Accounting Standards Board ("FASB") issued new guidance for measuring contract assets and contract liabilities acquired in a business combination. In accordance with the new guidance, contract assets and contract liabilities should be measured in accordance with the guidance for revenue from contracts with customers as opposed to the guidance for business combinations. The guidance must be applied on a prospective basis, and is effective for fiscal years beginning after December 15, 2022, including interim periods therein. Early adoption is permitted. The Company elected to adopt this new standard effective January 1, 2022. Adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

New Accounting Pronouncements Adopted Effective January 1, 2021:

In January 2020, the FASB issued guidance that addresses accounting for the transition into and out of the equity method and measuring certain purchased options and forward contracts to acquire investments. The standard takes effect for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of this standard did not have a material impact on the Company's financial position or its results of operations.

In December 2019, the FASB issued guidance related to the accounting for income taxes. The standard removes specific exceptions in the current rules and eliminates the need for an organization to analyze whether the following apply in a given period: (a) exception to the incremental approach for intraperiod tax allocation; (b) exceptions to accounting for basis differences when there are ownership changes in foreign investments and (c) exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. The standard also is designed to improve financial statement preparers' application of income tax-related guidance and simplify GAAP for (a) franchise taxes that are partially based on income; (b) transactions with a government that result in a step-up in the tax basis of goodwill; (c) separate financial statements of legal entities that are not subject to tax and (d) enacted changes in tax laws in interim periods. The standard takes effect for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of this standard did not have a material impact on the Company's financial position or its results of operations.

2. Revenue

The core principle of the revenue recognition guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that principle, the entity applies the following steps: identify the contract(s) with the customer, identify the performance obligations in the contract(s), determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In accordance with the accounting guidance, a performance obligation is satisfied either at a "point in time" or "over time", depending on the nature of the product or service provided, and the specific terms of the contract with customers.

Other revenue included in the consolidated statements of income that is not from contracts with customers is less than 2% of total revenue and is not presented as a separate line item.

Risk and Insurance Services

Risk and Insurance Services revenue reflects compensation for brokerage and consulting services through commissions and fees. Commission rates and fees vary in amount and can depend on a number of factors, including the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer selected, and the capacity in which the broker acts and negotiates with clients. For the majority of the insurance and reinsurance brokerage arrangements, advice and services provided which culminate in the placement of an effective policy are considered a single performance obligation. Arrangements with clients may include the placement of a single policy, multiple policies or a combination of policy placements and other services. Consideration related to such "bundled arrangements" is allocated to the individual performance obligations based on their relative fair value. Revenue for policy placement is generally recognized on the policy effective date, at which point control over the services provided by the Company has transferred to the client and the client has accepted the services. In many cases, fee compensation may be negotiated in advance, based on the type of risk, coverage required and service provided by the Company and ultimately, the extent of the risk placed into the insurance market or retained by the client. The trends and comparisons of revenue from one period to the next can be affected by changes in premium rate levels, fluctuations in client risk retention and increases or decreases in the value of risks that have been insured, as well as new and lost business, and the volume of business from new and existing clients. For such arrangements, revenue is recognized using output measures, which correspond to the progress toward completing the performance obligation. Fees for non-risk transfer services provided to clients are recognized over time in the period the services are provided, using a proportional performance model, primarily based on input measures. These measures of progress provide a faithful depiction of the progress towards completion of the performance obligation.

Revenue related to reinsurance brokerage for excess of loss ("XOL") treaties is estimated based on contractually specified minimum or deposit premiums, and adjusted as additional evidence of the ultimate amount of brokerage is received. Revenue for quota share treaties is estimated based on indications of estimated premium income provided by the ceding insurer. The estimated brokerage revenue recognized for quota share treaties is constrained to an amount that is probable to not have a significant negative adjustment. The estimated revenue and the constraint are evaluated as additional evidence of the ultimate amount of underlying risks to be covered and are received over the 12 to 18 months following the effective date of the placement.

In addition to compensation from its clients, the Company also receives other compensation, separate from retail fees and commissions, from insurance companies. This other compensation includes, among other things, payments for consulting and analytics services provided to insurers; compensation for administrative and other services (including fees for underwriting services and services provided to or on behalf of insurers relating to the administration and management of quota shares, panels and other facilities in which insurers participate); and contingent commissions, which are paid by insurers based on factors such as volume or profitability of Marsh's placements primarily driven by the Marsh McLennan Agency ("MMA") and parts of Marsh's international operations. Revenue for contingent commissions from insurers is estimated based on historical evidence of the achievement of the respective contingent metrics and recorded as the underlying policies that contribute to the achievement of the metric are placed. Due to the uncertainty of the amount of contingent consideration that will be received, the estimated revenue is constrained to an amount that is probable to not have a significant negative adjustment. Contingent consideration is generally received in the first quarter of the subsequent year.

A significant portion of the Company's Risk and Insurance Services revenue is commission revenue for brokerage arrangements recognized at a point in time on the effective date of the underlying policy. Commission revenue is estimated using historical information about the risks to be covered over the policy period, some of which are dependent on variable factors such as number of employees covered, covered payroll, airline passenger miles flown, shipped tonnage of marine cargo and others. Marsh and Guy Carpenter also receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others.

Insurance brokerage commissions are generally invoiced on the policy effective date. Fee based arrangements generally include a percentage of the total fee due upon signing the arrangement, with additional fixed installments payable over the remainder of the year. Payment terms range from receipt of invoice up to 30 days from invoice date.

Reinsurance brokerage revenue is recognized on the effective date of the treaty. Payment terms depend on the type of reinsurance. For XOL treaties, brokerage revenue is typically collected in four installments during an annual treaty period based on a contractually specified minimum or deposit premium. For proportional or quota share treaties, brokerage is billed as underlying insured risks attach to the reinsurance treaty, generally over 12 to 18 months.

Consulting

The major component of revenue in the Consulting business is fees paid by clients for advice and services. Mercer, principally through its health line of business, also earns revenue in the form of commissions received from insurance companies for the placement of group (and occasionally individual) insurance contracts, primarily health, life and accident coverages. Revenue for Mercer's investment management business and certain of Mercer's defined benefit and contribution administration services consists principally of fees based on assets under delegated management or administration.

Consulting projects in Mercer's wealth and career businesses, and consulting projects in Oliver Wyman Group, typically consist of a single performance obligation, which is recognized over time as control is transferred continuously to customers. Therefore, revenue is typically recognized over time using an input measure of time expended to date relative to total estimated time to be incurred at project completion. Incurred hours represent services rendered and thereby faithfully depicts the transfer of control to the customer.

On a limited number of engagements, performance fees may also be earned for achieving certain prescribed performance criteria. Revenue for achievement is estimated and constrained to an amount that is probable to not have a significant negative adjustment.

A significant majority of fee revenues in the Consulting segment is recognized over time.

For consulting projects, Mercer generally invoices monthly in arrears with payment due within 30 days of the invoice date. Fees for delegated management services are either deducted from the net asset value of the fund or invoiced to the client on a monthly or quarterly basis in arrears. Oliver Wyman Group typically bills its clients 30 to 60 days in arrears with payment due upon receipt of the invoice.

Health brokerage and consulting services are components of both Marsh, which includes MMA, and Mercer, with approximately 59% of such revenues reported in Mercer. Health contracts typically involve a series of distinct services that are treated as a single performance obligation. Revenue for these services is recognized over time based on the amount of remuneration the Company expects to be entitled in exchange for these services. Payments for health brokerage and consulting services are typically paid monthly in arrears from carriers based on insured lives under the contract.

The following table disaggregates various components of the Company's revenue:

For the Years Ended December 31, (In millions)		2022		2021		2020
Marsh:						
EMEA [a]	$	2,879	$	2,946	$	2,575
Asia Pacific [b]		1,333		1,462		1,059
Latin America		502		453		424
Total International		4,714		4,861		4,058
U.S./Canada		5,791		5,342		4,537
Total Marsh		10,505		10,203		8,595
Guy Carpenter		2,020		1,867		1,696
Subtotal		12,525		12,070		10,291
Fiduciary interest income		120		15		46
Total Risk and Insurance Services	$	12,645	$	12,085	$	10,337
Mercer:						
Wealth	$	2,366	$	2,509	$	2,348
Health [c]		2,017		1,855		1,793
Career		962		890		787
Total Mercer		5,345		5,254		4,928
Oliver Wyman Group [a]		2,794		2,535		2,048
Total Consulting	$	8,139	$	7,789	$	6,976

[a] Revenue in 2022 includes the loss on deconsolidation of the Company's Russian businesses at Marsh and Oliver Wyman of $27 million and $12 million, respectively. Revenue in 2021 includes a net gain on the disposition of businesses of approximately $50 million.

[b] Revenue in 2021 includes gain on consolidation of Marsh India of $267 million.

[c] Revenue in 2022 includes a net gain from the sale of the Mercer U.S. affinity business of $112 million.

The following table provides contract assets and contract liabilities information from contracts with customers:

December 31, (In millions)		2022		2021		2020
Contract assets	$	335	$	290	$	236
Contract liabilities	$	837	$	776	$	676

The Company records accounts receivable when the right to consideration is unconditional, subject only to the passage of time. Contract assets primarily relate to quota share reinsurance brokerage and contingent insurer revenue. The Company does not have the right to bill and collect revenue for quota share brokerage until the underlying policies written by the ceding insurer attach to the treaty. Estimated revenue related to achievement of volume or loss ratio metrics cannot be billed or collected until all related policy placements are completed and the contingency is resolved.

Contract assets are included in other current assets in the Company's consolidated balance sheets. Contract liabilities primarily relate to the advance consideration received from customers. Contract liabilities are included in current liabilities in the Company's consolidated balance sheets.

Details of the change in Contract Assets and Contract Liabilities for 2022 and 2021 are as follows:

For the Years Ended December 31, (In millions)		**2022**		2021
Contract Assets				
Balance beginning of the year	$	**290**	$	236
Additions		**661**		547
Transfers to accounts receivable [(a)]		**(614)**		(493)
Effect of foreign exchange rate changes		**(2)**		—
Balance at the end of the year	$	**335**	$	290
Contract Liabilities				
Balance beginning of the year	$	**776**	$	676
Cash received for performance obligations not yet fulfilled		**726**		642
Revenue recognized		**(640)**		(539)
Effect of foreign exchange rate changes		**(25)**		(3)
Balance at the end of the year	$	**837**	$	776

[(a)] Amounts transferred to accounts receivable as the rights to bill and collect became unconditional.

The amount of revenue recognized in 2022, 2021 and 2020 from performance obligations satisfied in previous periods, mainly due to variable consideration from contracts with insurers, quota share business and consulting contracts previously considered constrained was $83 million, $84 million, and $97 million respectively.

The Company applies the practical expedient and does not disclose the value of unsatisfied performance obligations for (1) contracts with original contract terms of one year or less and (2) contracts where the Company has the right to invoice for services performed. The revenue expected to be recognized in future periods during the non-cancellable term of existing contracts greater than one year that is related to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period is approximately $231 million, primarily related to Mercer. The Company expects revenue in 2023, 2024, 2025, 2026 and 2027 and beyond of $99 million, $63 million, $42 million, $18 million and $9 million, respectively, related to these performance obligations.

Costs to Obtain and Fulfill a Contract

The Company capitalizes the incremental costs to obtain contracts primarily related to commissions or sales bonus payments in both segments. These deferred costs are amortized over the expected life of the underlying customer relationships.

In Risk and Insurance Services, the Company capitalizes certain pre-placement costs that are considered fulfillment costs that meet the following criteria: these costs (1) relate directly to a contract, (2) enhance resources used to satisfy the Company's performance obligation and (3) are expected to be recovered through revenue generated by the contract. These costs are amortized at a point in time when the associated revenue is recognized.

In Consulting, the Company incurs implementation costs necessary to facilitate the delivery of the contracted services. These costs are capitalized and amortized over the initial contract term plus expected renewal periods.

At December 31, 2022, the Company's capitalized assets related to deferred implementation costs, costs to obtain and costs to fulfill were $19 million, $328 million and $320 million, respectively. At December 31, 2021, the Company's capitalized assets related to deferred implementation costs, costs to obtain and costs to fulfill were $24 million, $290 million and $316 million, respectively. Costs to obtain and deferred implementation costs are primarily included in other assets and costs to fulfill are primarily included in other current assets in the Company's consolidated balance sheets. The Company recorded compensation and benefits expense of $1.6 billion, $1.5 billion and $1.3 billion for the years ended December 31, 2022, 2021 and 2020, respectively, related to the amortization of these capitalized assets.

A significant portion of deferred costs to fulfill in Risk and Insurance Services is amortized within 3 to 6 months. Therefore, the deferral of the cost and its amortization often occur in the same annual period.

The Company has elected to use the practical expedient and recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets is one year or less.

3. Supplemental Disclosures

The following table provides additional information concerning acquisitions, interest and income taxes paid:

For the Years Ended December 31,						
(In millions)		2022		2021		2020
Assets acquired, excluding cash, and cash and cash equivalents held in a fiduciary capacity	$	734	$	1,697	$	929
Acquisition-related deposit		24		—		—
Fiduciary liabilities assumed		(6)		(18)		(21)
Liabilities assumed		(49)		(213)		(78)
Non-controlling interests assumed		(5)		(64)		—
Fair value of previously-held equity method investment		(6)		(390)		—
Contingent/deferred purchase consideration		(120)		(153)		(183)
Net cash outflow for acquisitions	$	572	$	859	$	647

(In millions)		2022		2021		2020
Interest paid	$	431	$	441	$	481
Income taxes paid, net of refunds	$	1,049	$	1,069	$	673

The classification of contingent consideration in the consolidated statement of cash flows is dependent upon whether the receipt or payment was part of the initial liability established on the acquisition date (financing) or an adjustment to the acquisition date liability (operating).

The following amounts are included in the consolidated statements of cash flows as operating and financing activities:

For the Years Ended December 31,						
(In millions)		2022		2021		2020
Operating:						
Contingent consideration payments for prior year acquisitions	$	(38)	$	(49)	$	(48)
Receipt of contingent consideration for dispositions		—		19		—
Acquisition/disposition related net charges for adjustments		49		57		26
Adjustments and payments related to contingent consideration	$	11	$	27	$	(22)
Financing:						
Contingent consideration for prior year acquisitions	$	(32)	$	(28)	$	(54)
Deferred consideration related to prior year acquisitions		(126)		(89)		(68)
Payments of deferred and contingent consideration for acquisitions	$	(158)	$	(117)	$	(122)
Receipt of contingent consideration for dispositions	$	3	$	71	$	—

The Company had non-cash issuances of common stock under its share-based payment plan of $372 million, $228 million and $219 million in 2022, 2021 and 2020, respectively. The Company recorded share-based compensation expense related to restricted stock units, performance stock units and stock options of $367 million, $348 million and $290 million in 2022, 2021 and 2020, respectively.

Statement of Cash Flows Reclassifications

In 2022, the Company refined the statements of cash flows presentation to combine and reclassify certain line items in the operating cash flows section and separately present purchases and sales of long-term investments in the investing cash flows section. The prior year presentation was conformed to the current presentation with no impact on either operating or investing cash flows.

Allowance for Credit Losses on Accounts Receivable

The Company's policy for providing an allowance for credit losses on its accounts receivable is a combination of factors, including historical write-offs, aging of balances, and other qualitative and quantitative analyses.

An analysis of the allowance for credit losses is provided below:

For the Years Ended December 31, *(In millions)*	**2022**		2021		2020
Balance at beginning of year	$	**166**	$ 142	$	140
Provision charged to operations		**17**	46		47
Accounts written-off, net of recoveries		**(17)**	(16)		(30)
Effect of exchange rate changes and other		**(6)**	(6)		(15)
Balance at end of year	$	**160**	$ 166	$	142

4. Accumulated Other Comprehensive Income (Loss)

The changes, net of tax, in the balances of each component of AOCI for the years ended December 31, 2022 and 2021, including amounts reclassified out of AOCI, are as follows:

(In millions)	Pension and Post-Retirement Plans Losses	Foreign Currency Translation Adjustments	Total
Balance as of January 1, 2022	$ (3,202)	$ (1,373)	$ (4,575)
Other comprehensive income (loss) before reclassifications	371	(1,220)	(849)
Amounts reclassified from accumulated other comprehensive loss	110	—	110
Net current period other comprehensive income (loss)	481	(1,220)	(739)
Balance as of December 31, 2022	$ (2,721)	$ (2,593)	$ (5,314)

(In millions)	Pension and Post-Retirement Plans Losses	Foreign Currency Translation Adjustments	Total
Balance as of January 1, 2021	$ (4,126)	$ (984)	$ (5,110)
Other comprehensive gain (loss) before reclassifications	765	(389)	376
Amounts reclassified from accumulated other comprehensive loss	159	—	159
Net current period other comprehensive income (loss)	924	(389)	535
Balance as of December 31, 2021	$ (3,202)	$ (1,373)	$ (4,575)

The components of other comprehensive (loss) income for the years ended December 31, 2022, 2021 and 2020 are as follows:

For the Year Ended December 31,		2022	
(In millions)	Pre-Tax	Tax	Net of Tax
Foreign currency translation adjustments	$ (1,198)	$ 22	$ (1,220)
Pension/post-retirement plans:			
Amortization of (gains) losses included in net benefit (credit) cost:			
Prior service credits [a]	(2)	—	(2)
Net actuarial losses [a]	150	38	112
Effect of settlement [a]	2	—	2
Subtotal	150	38	112
Net gains arising during period	203	51	152
Foreign currency translation adjustments	285	71	214
Other adjustments	3	—	3
Pension/post-retirement plans gains	641	160	481
Other comprehensive (loss) income	$ (557)	$ 182	$ (739)

[a] Included in other net benefit credits in the consolidated statements of income. Income tax expense on net actuarial losses is included in income tax expense.

For the Year Ended December 31,		2021		
(In millions)		Pre-Tax	Tax (Credit)	Net of Tax
Foreign currency translation adjustments	$	(389) $	— $	(389)
Pension/post-retirement plans:				
Amortization of (gains) losses included in net benefit (credit) cost:				
Prior service credits [a]		(2)	—	(2)
Net actuarial losses [a]		208	52	156
Effect of curtailment [a]		2	1	1
Effect of settlement [a]		5	1	4
Subtotal		213	54	159
Net losses arising during period		1,003	249	754
Foreign currency translation adjustments		19	4	15
Other adjustments		(6)	(2)	(4)
Pension/post-retirement plans gains		1,229	305	924
Other comprehensive income	$	840 $	305 $	535

[a] Included in other net benefit credits in the consolidated statements of income. Income tax expense on net actuarial losses is included in income tax expense.

For the Year Ended December 31,		2020		
(In millions)		Pre-Tax	Tax (Credit)	Net of Tax
Foreign currency translation adjustments	$	559 $	— $	559
Pension/post-retirement plans:				
Amortization of (gains) losses included in net benefit (credit) cost:				
Prior service credits [a]		(2)	(1)	(1)
Net actuarial losses [a]		161	37	124
Effect of settlement [a]		3	1	2
Subtotal		162	37	125
Net losses arising during period		(772)	(177)	(595)
Foreign currency translation adjustments		(163)	(28)	(135)
Other adjustments		(11)	(2)	(9)
Pension/post-retirement plans losses		(784)	(170)	(614)
Other comprehensive loss	$	(225) $	(170) $	(55)

[a] Included in other net benefit credits in the consolidated statements of income. Income tax expense on net actuarial losses is included in income tax expense.

The components of accumulated other comprehensive loss are as follows:

(In millions)		December 31, 2022	December 31, 2021
Foreign currency translation adjustments (net of deferred tax liability of $8 in 2022 and deferred tax asset of $13 in 2021, respectively)	$	(2,593) $	(1,373)
Net charges related to pension/post-retirement plans (net of deferred tax asset of $1,340 and $1,501 in 2022 and 2021, respectively)		(2,721)	(3,202)
	$	(5,314) $	(4,575)

5. Acquisitions and Dispositions

The Company's acquisitions have been accounted for as business combinations. Net assets and results of operations are included in the Company's consolidated financial statements commencing at the respective purchase closing dates. In connection with acquisitions, the Company records the estimated values of the net tangible assets and the identifiable intangible assets purchased, which typically consist of customer relationships, developed technology, trademarks and non-compete agreements. The valuation of purchased intangible assets involves significant estimates and assumptions. The Company estimates the fair value of purchased intangible assets, primarily using the income approach, by determining the present value of future cash flows over the remaining economic life of the respective assets. The significant estimates and assumptions used in this approach include the determination of the discount rate, economic life, future revenue growth rates, expected account attrition rates and earnings margins. Refinement and completion of final valuation of net assets acquired could affect the carrying value of tangible assets, goodwill and identifiable intangible assets.

The Risk and Insurance Services segment completed 16 acquisitions in 2022:

- January – MMA acquired Heil & Kay Insurance Agency Inc., an Illinois-based full-service broker providing business insurance, employee health benefits services and personal lines insurance.

- April – Marsh acquired the business of Regional Treaty Services Corporation, a Rhode Island-based managing general underwriter, which manages reinsurance facilities for small to midsize U.S.-based insurers primarily writing personal lines, small agriculture, and main street commercial business.

- June – MMA acquired Clark Insurance, a Maine-based full-service broker providing business insurance, employee health and benefits and private client services to businesses and individuals across the region.

- July – MMA acquired CS Insurance Strategies, Inc., an Illinois-based full-service broker providing employee health and benefits, business insurance, and risk management consulting services to organizations of all sizes across the U.S. and Suchanek Partners LLC, an Ohio-based employee benefits insurance broker.

- August – Marsh acquired Best Insurance Co. Ltd, a Japan-based insurance broker that provides affinity type schemes, general and personal lines insurance.

- September – MMA acquired Steinberg & Associates, Inc., a South Carolina-based insurance broker that primarily offers employee health benefit services to group clients and Leykell, Inc., a Texas-based full-service broker that provides specialty insurance focused on trade credit.

- October – MMA acquired Galbraith Group, a Texas-based employee health and benefits insurance broker.

- November – MMA acquired Focus Insurance and Financial Services, a Texas-based personal insurance broker and Bradley Insurance Agency, a commercial insurance broker in Knoxville, Tennessee, with expertise serving the hospitality and construction industries. Marsh increased its ownership interest in Beassur SARL, a Morocco-based multi-line insurance broker, from 35% to 70%.

- December – MMA acquired McDonald-Zaring Insurance, Inc., a Washington-based full-service broker focused on agri-business, wineries, crops and contractors, Chartwell Insurance Brokers, Inc., a Massachusetts-based full-service broker that specializes in commercial Property & Casualty insurance in the technology, financial services and non-profit space, and HMS Insurance Associates, Inc., a Maryland-based full-service broker providing commercial, surety, employee benefits, and personal lines insurance. Marsh acquired BHM Consultores S.A., d/b/a Grupo Mesos, a leading auto affinity insurance broker specialist in Chile that has extensive distribution partnerships with car dealerships, original equipment manufacturers and auto finance companies.

The Consulting segment completed 4 acquisitions in 2022:

- February – Oliver Wyman acquired Azure Consulting, an Australia-based management consulting firm with expertise in strategy development, organizational design and operations in the industrials, energy and natural resources sectors.

- March – Mercer acquired GeFi Assurances, a France-based brokerage and consulting firm specializing in collective corporate social protection.

- September – Oliver Wyman acquired Booz Allen Hamilton's strategy consulting business serving the Middle East and North Africa.

- November – Oliver Wyman acquired the Avascent Group Ltd, an aerospace and defense management consulting firm focused on the corporate and private equity sectors based in the U.S., U.K., Canada and France.

Total purchase consideration for acquisitions made during 2022 was $705 million, which consisted of cash paid of $579 million, deferred purchase and estimated contingent consideration of $120 million, and the fair value of a previously-held equity method investment of $6 million. Contingent consideration arrangements are based primarily on earnings before interest, tax, depreciation and amortization ("EBITDA") or revenue targets over a period of 2 to 4 years. In 2022, the Company also paid $126 million of deferred purchase consideration and $70 million of contingent consideration related to acquisitions made in prior years. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment until purchase accounting is finalized.

The following table presents the preliminary allocation of purchase consideration to the assets acquired and liabilities assumed in 2022, based on the estimated fair values for the acquisitions as of their respective acquisition dates.

Acquisitions for the Year Ended December 31, 2022		
(In millions)		
Cash	$	579
Estimated fair value of deferred/contingent consideration		120
Fair value of previously-held equity method investment		6
Total consideration	$	705
Allocation of purchase price:		
Cash and cash equivalents	$	25
Cash and cash equivalents held in a fiduciary capacity		6
Net receivables		32
Other current assets		3
Goodwill		460
Other intangible assets		228
Fixed assets, net		3
Right of use assets		7
Other assets		1
Total assets acquired		765
Current liabilities		35
Fiduciary liabilities		6
Long-term lease liabilities		7
Other liabilities		7
Total liabilities assumed		55
Non-controlling interests		5
Net assets acquired	$	705

Note: Amounts in the table above primarily reflect the acquisition of HMS Insurance Associates, Inc.

The purchase price allocation for assets acquired and liabilities assumed is based on estimates that are preliminary in nature and subject to adjustments, which could be material. Any necessary adjustments must be finalized during the measurement period, which for a particular asset, liability, or non-controlling interest ends once the acquirer determines that either (1) the necessary information has been obtained or (2) the information is not available. However, the measurement period for all items is limited to one year from the acquisition date.

Items subject to change include:

- amounts of intangible assets, fixed assets, capitalized software assets and right-of-use assets, subject to finalization of valuation efforts;

- amounts for contingencies, pending the finalization of the Company's assessment of the portfolio of contingencies;

- amounts for deferred tax assets and liabilities pending the finalization of valuations of the assets acquired, liabilities assumed and associated goodwill discussed below; and

- amounts for income tax assets, receivables and liabilities, pending the filing of the acquired companies' pre-acquisition income tax returns and receipt of information from taxing authorities which may change certain estimates and assumptions used.

The estimation of fair value requires numerous judgments, assumptions and estimates about future events and uncertainties, which could materially impact these values, and the related amortization, where applicable, in the Company's results of operations.

The following table provides information about other intangible assets acquired in 2022:

(In millions)	Amount	Weighted Average Amortization Period
Customer relationships	$ 219	12.7 years
Other	9	2.3 years
Total other intangible assets	$ 228	

The consolidated statements of income include the results of operations of acquired companies since their respective acquisition dates. The consolidated statement of income for 2022 includes approximately $58 million of revenue and an operating loss of $5 million related to acquisitions made in 2022. The consolidated statement of income for 2021 includes approximately $114 million of revenue and $3 million of operating income related to acquisitions made in 2021, and the consolidated statement of income for 2020 includes approximately $169 million of revenue and $11 million of operating income related to acquisitions made in 2020.

Pending transactions with Westpac Banking Corporation

In May 2022, the Company entered into an agreement with Westpac Banking Corporation ("Westpac") to acquire one of its financial advisory businesses, Advance Asset Management. Westpac will also transfer BT Financial Group's personal and corporate pension funds to the Mercer Super Trust managed by Mercer Australia (collectively, the "Transaction"). The Transaction is expected to be completed in the first half of 2023, subject to regulatory approvals. In 2022, the Company incurred approximately $21 million of integration expenses, primarily for technology, consulting, legal and people related costs.

Dispositions

In April 2022, Mercer sold its U.S. affinity business that provided insurance marketing, brokerage and administration to association and affinity groups for cash proceeds of approximately $140 million and recorded a net gain of $112 million which is included in revenue in the consolidated statements of income.

In addition, in 2022, the Company sold certain businesses in the U.K., the Czech Republic, Brazil and Belgium for cash proceeds of approximately $15 million and recorded a net gain of $15 million.

The cash proceeds received were partially offset by $36 million primarily related to cash and cash equivalents held in a fiduciary capacity in the disposed businesses.

Deconsolidation of Russia

In the first quarter of 2022, the Company concluded that it does not meet the accounting criteria for control over its wholly-owned Russian subsidiaries due to the evolving trade and economic sanctions against Russia and the related Russian counter sanctions. These sanctions included restrictions on payments to and from Russian companies and reduced currency access through official exchange markets that have significantly impacted the Company's ability to effectively manage and operate its Russian businesses.

As a result, the Company deconsolidated its Russian businesses effective as of the end of the first quarter, and recorded a loss of $39 million included in revenue in the consolidated statements of income. The loss consisted of the reclassification of cumulative translation losses from accumulated other comprehensive income and a charge for the write-off of the Russia businesses' net assets.

In June 2022, the Company entered into a definitive agreement to exit its businesses in Russia and transfer ownership to local management, pending regulatory approvals.

Prior year acquisitions

The Risk and Insurance Services segment completed 8 acquisitions in 2021:

- April – MMA acquired PayneWest Insurance, Inc., a Montana-based full-service broker providing business insurance, surety, employee benefits and personal insurance services to companies and individuals, and The Pryor Group, LLC, a Texas-based full-service broker providing business insurance with a specialty in quick service restaurants and the personal lines of franchise owners.

- September – MMA acquired Vaaler Insurance, Inc., a North Dakota-based insurance broker providing business insurance, employee health and benefits, and personal lines solutions, with specialized expertise in the construction, education, and healthcare industries.

- November – MMA acquired Pelnik Insurance, a North Carolina-based full-service broker providing business insurance, employee health and benefits, and private client services to midsize businesses and individuals throughout the Mid-Atlantic, Southwest Truck Insurance Agency, Inc., a Texas-based broker providing business insurance for the trucking industry, serving clients in the U.S., and Mexico and InSource Insurance Group LLC, a Texas-based full-service broker providing business insurance, employee health and benefits, private client and surety services to the oil and gas, construction, manufacturing, and transportation industries.

- December – Marsh acquired Services Assurance Monétique (SAM), a France-based affinity insurance broker specializing in bank and retail insurance markets and increased its ownership interest in Marsh India Insurance Broker Private Limited ("Marsh India") from 49% to 92%.

The Consulting segment completed 1 acquisition in 2021:

- November – Oliver Wyman Group acquired Huron Consulting Group's life sciences strategy consulting practice in the U.S. and the U.K., which assists clients in addressing their most important commercial strategy, marketing, pricing, market access and research and development challenges.

Total purchase consideration for acquisitions made in 2021 was approximately $1.4 billion, which consisted of cash paid of $888 million and deferred purchase and estimated contingent consideration of $153 million and the fair value of a previously held equity method investment in Marsh India of $390 million. Contingent consideration arrangements are based primarily on EBITDA or revenue targets over periods of 2 to 4 years. The fair value of the contingent consideration was based on projected revenue and earnings of the acquired entities. In 2021, the Company also paid $89 million of deferred purchase consideration and $77 million of contingent consideration related to acquisitions made in prior years. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment when purchase accounting is finalized.

In December 2021, in connection with its increased investment in Marsh India, the Company recorded a gain of $267 million related to the re-measurement and consolidation of its previously held equity method investment to fair value. The fair value of the pre-existing equity method investment was calculated using an average of applying an income approach based on discounted future cash flows and market approach.

Prior year dispositions

In 2021, the Company sold certain businesses, primarily in the U.S. and the U.K., for cash proceeds of approximately $84 million and recognized a net gain of approximately $50 million, primarily related to the commercial networks business in the U.K. that provided broking and back-office solutions for small independent brokers.

Pro-Forma Information

The following unaudited pro-forma financial data gives effect to the acquisitions made by the Company in 2022, 2021 and 2020. In accordance with accounting guidance related to pro-forma disclosures, the information presented for current year acquisitions is as if they occurred on January 1, 2021 and reflects acquisitions made in 2021 as if they occurred on January 1, 2020. The 2020 information includes 2020 acquisitions as if they occurred on January 1, 2019. The un-audited pro-forma information includes the effects of amortization of acquired intangibles in all years. The unaudited pro-forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if such acquisitions had occurred on the dates indicated, nor is it necessarily indicative of future consolidated results.

For the Years Ended December 31,			
(In millions, except per share data)	**2022**	2021	2020
Revenue	**$ 20,880**	$ 20,220	$ 17,586
Net income attributable to the Company	**$ 3,078**	$ 3,177	$ 2,042
Basic net income per share attributable to the Company	**$ 6.16**	$ 6.27	$ 4.03
Diluted net income per share attributable to the Company	**$ 6.10**	$ 6.20	$ 3.99

6. Goodwill and Other Intangibles

The Company is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs the annual impairment assessment for each of its reporting units during the third quarter of each year. In accordance with applicable accounting guidance, a company can assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. Alternatively, the Company may elect to proceed directly to the quantitative goodwill impairment test. In the third quarter of 2022, the Company completed a qualitative impairment assessment and concluded that goodwill was not impaired. As part of its assessment, the Company considered numerous factors, including:

- that the fair value of each reporting unit exceeds its carrying value by a substantial margin based on its most recent quantitative assessment in 2019;

- whether significant acquisitions or dispositions occurred which might alter the fair value of its reporting units;

- macroeconomic conditions and their potential impact on reporting unit fair values;

- actual performance compared with budget and prior projections used in its estimation of reporting unit fair values;

- industry and market conditions; and

- the year-over-year change in the Company's share price.

Other intangible assets that are not deemed to have an indefinite life are amortized over their estimated lives and assessed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature. Based on its assessment, the Company concluded that other intangible assets were not impaired. The Company had no indefinite lived identified intangible assets at December 31, 2022 and 2021.

Changes in the carrying amount of goodwill are as follows:

(In millions)		2022		2021
Balance as of January 1	$	16,317	$	15,517
Goodwill acquired		460		1,045
Other adjustments [(a)]		(526)		(245)
Balance at December 31,	$	16,251	$	16,317

[(a)] Primarily reflects the impact of foreign exchange and dispositions.

The goodwill arising from acquisitions in 2022 and 2021 consists largely of the synergies and economies of scale expected from combining the operations of the Company and the acquired entities and the trained assembled workforce acquired.

The goodwill acquired in 2022 included approximately $348 million and $64 million in the Risk and Insurance Services and Consulting segments, respectively, which is deductible for tax purposes. The goodwill acquired in 2021 included approximately $96 million, primarily related to the Risk and Insurance Service segment, which is deductible for tax purposes.

Goodwill allocable to the Company's reportable segments as of December 31, 2022, is $12.5 billion for Risk and Insurance Services and $3.8 billion for Consulting.

The gross cost and accumulated amortization of other intangible assets at December 31, 2022 and 2021 are as follows:

(In millions)	2022				2021			
	Gross Cost		Accumulated Amortization	Net Carrying Amount	Gross Cost		Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 3,993	$	1,508	$ 2,485	$ 4,066	$	1,334	$ 2,732
Other [(a)]	360		308	52	365		287	78
Other intangible assets	$ 4,353	$	1,816	$ 2,537	$ 4,431	$	1,621	$ 2,810

[(a)] Primarily non-compete agreements, trade names and developed technology.

Aggregate amortization expense was $338 million, $365 million, and $351 million for the years ended December 31, 2022, 2021 and 2020, respectively. The estimated future aggregate amortization expense is as follows:

For the Years Ended December 31,		
(In millions)		
2023	$	327
2024		307
2025		274
2026		253
2027		249
Subsequent years		1,127
Total future amortization	$	2,537

7. Income Taxes

For financial reporting purposes, income before income taxes includes the following components:

For the Years Ended December 31, (In millions)		2022		2021		2020
Income before income taxes:						
U.S.	$	1,468	$	1,590	$	1,075
Other		2,614		2,618		1,718
	$	4,082	$	4,208	$	2,793

The expense (benefit) for income taxes is comprised of:						
Current –						
U.S. Federal	$	262	$	251	$	172
Other national governments		653		714		456
U.S. state and local		123		132		79
		1,038		1,097		707
Deferred –						
U.S. Federal		38		(40)		40
Other national governments		(91)		(12)		(14)
U.S. state and local		10		(11)		14
		(43)		(63)		40
Total income taxes	$	995	$	1,034	$	747

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

December 31, (In millions)		2022		2021
Deferred tax assets:				
Accrued expenses not currently deductible [a]	$	670	$	647
Differences related to non-U.S. operations [b]		275		293
Accrued U.S. retirement benefits		172		293
Net operating losses [c]		285		183
Income currently recognized for tax		34		29
Other		25		32
	$	1,461	$	1,477
Deferred tax liabilities:				
Differences related to non-U.S. operations	$	543	$	624
Depreciation and amortization		510		506
Accrued retirement & postretirement benefits - non-U.S. operations		408		403
Capitalized expenses currently recognized for tax		107		98
Other		57		32
	$	1,625	$	1,663

[a] Net of valuation allowances of $5 million in 2022 and $2 million in 2021.
[b] Net of valuation allowances of $160 million in 2022 and $144 million in 2021.
[c] Net of valuation allowances of $69 million in 2022 and $88 million in 2021.

December 31, (In millions)		2022		2021
Balance sheet classifications:				
Deferred tax assets	$	**358**	$	551
Other liabilities	$	**522**	$	737

The amount of cumulative undistributed earnings that are indefinitely reinvested in non-U.S. subsidiaries is approximately $830 million as of December 31, 2022. While no additional U.S. federal income tax would be required if such earnings were repatriated, additional state and withholding taxes would apply. The amount of these additional taxes is estimated to be approximately $80 million.

Future U.S. federal tax costs related to basis differences in non-U.S. subsidiaries would primarily be realized through the U.S. Global Intangible Low-Taxed Income ("GILTI") minimum tax regime. The Company elected to recognize GILTI tax costs as a period cost and has not provided deferred tax liabilities on these basis differences.

A reconciliation from the U.S. federal statutory income tax rate to the Company's effective income tax rate is shown below:

For the Years Ended December 31,	2022	2021	2020
U.S. Federal statutory rate	**21.0 %**	21.0 %	21.0 %
U.S. state and local income taxes—net of U.S. Federal income tax benefit	**2.7**	2.3	2.5
Differences related to non-U.S. operations	**0.7**	0.1	2.3
U.K. statutory rate change	**—**	2.6	—
Gain on consolidation of business	**—**	(1.5)	—
Equity compensation	**(0.7)**	(0.7)	(1.4)
Uncertain tax positions	**0.1**	0.1	1.1
Other	**0.6**	0.7	1.2
Effective tax rate	**24.4 %**	24.6 %	26.7 %

The rates in all periods reflect the effects of tax planning and the ongoing impact of regulatory and other guidance as it became available. The tax rates in all periods include a valuation allowance for certain tax credits, the impact of uncertain tax positions, and certain tax planning benefits. The tax rate in 2021 also included the effect of a statutory rate change in the U.K. and the tax effect of a gain from the fair value re-measurement of the Company's previously held equity method investment in Marsh India upon the Company increasing its ownership interest from 49% to 92%. The Company does not intend to dispose the business and has indefinitely reinvested this gain.

A valuation allowance was recorded to adjust deferred tax assets to the amount that the Company believes is more likely than not to be realized. Valuation allowances had a net decrease of $1 million in 2022 and increases of $36 million and $72 million in 2021, and 2020, respectively. Adjustments of the beginning of the year balances of valuation allowances decreased income tax expense by $5 million in 2022. Adjustments of the beginning of the year valuation allowances increased tax expense by $2 million in 2021 and decreased income tax expense by $14 million in 2020. Approximately 14% of the Company's net operating loss carryforwards expire from 2023 through 2038, and others are unlimited. The potential tax benefit from net operating loss carryforwards at the end of 2022 comprised of federal, state and local, and non-U.S. tax benefits of $5 million, $13 million, and $342 million, respectively, before reduction for valuation allowances.

Following is a reconciliation of the Company's total gross unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020:

(In millions)	2022		2021		2020
Balance at January 1,	$ 94	$	98	$	86
Additions, based on tax positions related to current year	1		2		9
Additions for tax positions of prior years	15		11		25
Reductions for tax positions of prior years	(2)		(1)		(9)
Settlements	(2)		(1)		(4)
Lapses in statutes of limitations	(9)		(15)		(9)
Balance at December 31,	$ 97	$	94	$	98

Of the total unrecognized tax benefits at December 31, 2022, 2021, and 2020, $94 million, $87 million and $90 million, respectively, represent the amount that, if recognized, would favorably affect the effective tax rate in any future periods. The total gross amount of accrued interest and penalties at December 31, 2022, 2021 and 2020, before any applicable federal benefit, was $48 million, $45 million, and $40 million, respectively.

The Company is routinely examined by the jurisdictions in which it has significant operations. In the U.S. federal jurisdiction, the Company participates in the Internal Revenue Service's ("IRS") Compliance Assurance Process ("CAP"), which is structured to be, in effect, a real-time audit. In 2021, the IRS concluded its examination of the Company's 2017, 2018, and 2019 tax returns. The Company was accepted into the Bridge phase of the CAP program for tax years 2020 and 2021, and generally will not be audited by the IRS for those years. In 2022, the IRS began its pre-filing examination of the Company's 2022 tax year.

New York is a significant tax jurisdiction for the Company. New York State and New York City have continuing examinations underway in 2022 and 2021 for various entities covering the years 2010 through 2018. The New York State audits for 2010-2012 were finalized in 2022.

We conduct business through multiple legal entities in significant jurisdictions outside the U.S. Separate audits for individual entities within a jurisdiction may open or close within a particular year.

The status of audits for significant jurisdictions outside the U.S. are summarized in the table below:

Tax Audit (Years)			
Jurisdiction:	Initiated in 2022	Ongoing	Concluded
France			2017, 2018 during 2022
Germany		2013-2016	2017-2018 during 2022
Hong Kong			2019 during 2022
Italy		2015-2016	2017 during 2022
Singapore	2018-2021	2017-2021	2018-2020 during 2022
United Kingdom	2020	2016-2020	

The Company has established liabilities for uncertain tax positions in relation to potential assessments in the jurisdictions in which it operates. The Company believes the resolution of tax matters will not have a material effect on the consolidated financial position of the Company, although a resolution of tax matters could have a material impact on the Company's net income or cash flows and on its effective tax rate in a particular future period. It is reasonably possible that the total amount of unrecognized tax benefits could decrease up to approximately $42 million within the next 12 months due to settlement of audits and expiration of statutes of limitations.

8. Retirement Benefits

The Company maintains qualified and non-qualified defined benefit pension plans for its U.S. and non-U.S. eligible employees.

Combined U.S. and Non-U.S. Plans

The weighted average actuarial assumptions utilized for the U.S. and significant non-U.S. defined benefit plans and post-retirement benefit plans are as follows:

	Pension Benefits		Post-retirement Benefits	
	2022	2021	**2022**	2021
Weighted average assumptions:				
Discount rate (for expense)	**2.28 %**	1.92 %	**2.36 %**	2.42 %
Expected return on plan assets	**4.57 %**	4.73 %	**—**	—
Rate of compensation increase (for expense)*	**3.34 %**	1.85 %	**—**	—
Discount rate (for benefit obligation)	**5.16 %**	2.28 %	**4.92 %**	2.36 %
Rate of compensation increase (for benefit obligation)*	**3.16 %**	2.16 %	**—**	—

*There are no rate of compensation increase assumptions for the U.S. defined benefit plans since future benefit accruals were discontinued for those plans after December 31, 2016 and earned benefits are not subject to final salary level adjustments.

The target asset allocation for the U.S. plans is 50% equities and equity alternatives and 50% fixed income. At December 31, 2022, the actual allocation for the U.S. plans was 61% equities and equity alternatives and 39% fixed income. The target asset allocation for the U.K. plans, which comprise approximately 79% of non-U.S. plan assets, is 14% equities and equity alternatives and 86% fixed income. At December 31, 2022, the actual allocation for the U.K. plans was 16% equities and equity alternatives and 84% fixed income. The assets of the Company's defined benefit plans are diversified and are managed in accordance with applicable laws and with the goal of maximizing the plans' real return within acceptable risk parameters. The Company uses threshold-based portfolio re-balancing to ensure the actual portfolio remains consistent with target asset allocation ranges.

The net benefit (credit) or cost of the Company's defined benefit and other post-retirement plans is measured on an actuarial basis using various methods and assumptions. The components of the net benefit (credit) or cost for the years 2022, 2021 and 2020 are as follows:

Combined U.S. and significant non-U.S. Plans For the Years Ended December 31,	Pension Benefits			Post-retirement Benefits		
(In millions)	**2022**	2021	2020	**2022**	2021	2020
Service cost	$ **28**	$ 38	$ 36	$ **—**	$ 1	$ —
Interest cost	**389**	341	421	**3**	2	3
Expected return on plan assets	**(778)**	(832)	(844)	**—**	—	—
Amortization of prior service	**1**	—	—	**(2)**	(2)	(2)
Recognized actuarial loss (gain)	**149**	206	161	**1**	1	—
Net periodic benefit (credit) cost	**(211)**	(247)	(226)	**2**	2	1
Curtailment loss	**—**	2	—	**—**	—	—
Plan termination	**—**	—	1	**—**	—	—
Settlement loss	**2**	5	3	**—**	—	—
Net benefit (credit) cost	$ **(209)**	$ (240)	$ (222)	$ **2**	$ 2	$ 1

The following table provides the amounts reported in the consolidated statements of income:

Combined U.S. and significant non-U.S. Plans For the Years Ended December 31,	Pension Benefits			Post-retirement Benefits		
(In millions)	**2022**	2021	2020	**2022**	2021	2020
Compensation and benefits expense	$ **28**	$ 38	$ 36	$ **—**	$ 1	$ —
Other net benefit (credit) cost	**(237)**	(278)	(258)	**2**	1	1
Net benefit (credit) cost	$ **(209)**	$ (240)	$ (222)	$ **2**	$ 2	$ 1

Plan Assets

For the U.S. plans, investment allocation decisions are made by a fiduciary committee composed of senior executives appointed by the Company's Chief Executive Officer. For the non-U.S. plans, investment allocation decisions are made by local fiduciaries, in consultation with the Company for the larger plans. Plan assets are invested in a manner consistent with the fiduciary standards set forth in all relevant laws relating to pensions and trusts in each country. Primary investment objectives are (1) to achieve an investment return that, in combination with current and future contributions, will provide sufficient funds to pay benefits as they become due, and (2) to minimize the risk of large losses. The investment allocations are designed to meet these objectives by broadly diversifying plan assets among numerous asset classes with differing expected returns, volatilities, and correlations.

The major categories of plan assets include equity securities, equity alternative investments, and fixed income securities. For the U.S. plan, the category ranges are 46%-54% for both equities and equity alternatives, and for fixed income. For the U.K. plans, the category ranges are 11%-17% for equities and equity alternatives, and 83%-89% for fixed income. Asset allocation is frequently monitored and re-balancing actions are taken as appropriate.

Plan investments are exposed to stock market, interest rate, and credit risk. Concentrations of these risks are generally limited due to diversification by investment style within each asset class, diversification by investment manager, diversification by industry sectors and issuers, and the dispersion of investments across many geographic areas.

U.S. Plans

The following tables provide information concerning the Company's U.S. defined benefit pension and post-retirement benefit plans:

(In millions)	U.S. Pension Benefits		U.S. Post-retirement Benefits	
	2022	2021	**2022**	2021
Change in benefit obligation:				
Benefit obligation at beginning of year	$ **6,594**	$ 6,914	$ **28**	$ 31
Interest cost	**193**	184	**1**	1
Employee contributions	**—**	—	**3**	4
Plan amendments	**—**	1	**—**	—
Actuarial gain	**(1,625)**	(227)	**(3)**	(1)
Benefits paid	**(286)**	(278)	**(7)**	(7)
Benefit obligation, December 31	$ **4,876**	$ 6,594	$ **22**	$ 28
Change in plan assets:				
Fair value of plan assets at beginning of year	$ **5,537**	$ 5,100	$ **2**	$ 2
Actual return on plan assets	**(1,005)**	680	**—**	—
Employer contributions	**30**	35	**4**	3
Employee contributions	**—**	—	**3**	4
Benefits paid	**(286)**	(278)	**(7)**	(7)
Fair value of plan assets, December 31	$ **4,276**	$ 5,537	$ **2**	$ 2
Net funded status, December 31	$ **(600)**	$ (1,057)	$ **(20)**	$ (26)
Amounts recognized in the consolidated balance sheets:				
Current liabilities	$ **(31)**	$ (31)	$ **(1)**	$ (1)
Non-current liabilities	**(569)**	(1,026)	**(19)**	(25)
Net liability recognized, December 31	$ **(600)**	$ (1,057)	$ **(20)**	$ (26)
Amounts recognized in other comprehensive income (loss):				
Prior service cost	$ **(1)**	$ (1)	$ **—**	$ —
Net actuarial (loss) gain	**(1,419)**	(1,777)	**8**	3
Total recognized accumulated other comprehensive (loss) income, December 31	$ **(1,420)**	$ (1,778)	$ **8**	$ 3
Cumulative employer contributions in excess of (less than) net benefit (credit) cost	**820**	721	**(28)**	(29)
Net amount recognized in consolidated balance sheet	$ **(600)**	$ (1,057)	$ **(20)**	$ (26)
Accumulated benefit obligation at December 31	$ **4,876**	$ 6,594	$ **—**	$ —

(In millions)	U.S. Pension Benefits		U.S. Post-retirement Benefits	
	2022	2021	**2022**	2021
Reconciliation of net actuarial (loss) gain recognized in accumulated other comprehensive income (loss):				
Beginning balance	**$ (1,777)**	$ (2,446)	**$ 3**	$ 3
Recognized as component of net benefit (credit) cost	**74**	90	**—**	(1)
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):				
Other	**—**	(1)	**2**	—
Liability experience	**1,625**	227	**3**	1
Asset experience	**(1,341)**	353	**—**	—
Total gain recognized as change in plan assets and benefit obligations	**284**	579	**5**	1
Net actuarial (loss) gain, December 31	**$ (1,419)**	$ (1,777)	**$ 8**	$ 3

For the Years Ended December 31, (In millions)	U.S. Pension Benefits			U.S. Post-retirement Benefits		
	2022	2021	2020	**2022**	2021	2020
Total recognized in net benefit (credit) cost and other comprehensive (income) loss	**$ (427)**	$ (722)	$ 272	**$ (4)**	$ —	$ 2

The weighted average actuarial assumptions utilized in determining expense during the year and benefit obligation at the end of the year for the U.S. defined benefit and other U.S. post-retirement plans are as follows:

	U.S. Pension Benefits		U.S. Post-retirement Benefits	
	2022	2021	**2022**	2021
Weighted average assumptions:				
Discount rate (for expense)	**3.00 %**	2.73 %	**2.56 %**	2.18 %
Expected return on plan assets	**6.88 %**	7.03 %	**—**	—
Discount rate (for benefit obligation)	**5.53 %**	3.00 %	**5.31 %**	2.56 %

The accumulated benefit obligation and aggregate fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $4.9 billion and $4.3 billion, respectively, as of December 31, 2022 and $6.6 billion and $5.5 billion, respectively, as of December 31, 2021. The decrease in the benefit obligation in 2022 compared to 2021 reflects the increase in discount rates used to measure plan liabilities.

The projected benefit obligation and fair value of plan assets for U.S. pension plans with projected benefit obligations in excess of plan assets was $4.9 billion and $4.3 billion, respectively, as of December 31, 2022 and $6.6 billion and $5.5 billion, respectively, as of December 31, 2021. The decrease in the benefit obligation in 2022 compared to 2021 reflects the increase in discount rates used to measure plan liabilities.

As of December 31, 2022, the U.S. qualified plan holds 2 million shares of the Company's common stock which were contributed to the qualified plan by the Company in 2005. This represented approximately 7.8% of that plan's assets as of December 31, 2022.

The components of the net benefit (credit) cost for the U.S. defined benefit and other post-retirement benefit plans are as follows:

U.S. Plans only For the Years Ended December 31,	Pension Benefits			Post-retirement Benefits		
(In millions)	**2022**	2021	2020	**2022**	2021	2020
Interest cost	$ **193**	$ 184	$ 213	$ **1**	$ 1	$ 1
Expected return on plan assets	**(336)**	(327)	(345)	**—**	—	—
Recognized actuarial loss (gain)	**74**	90	72	**—**	(1)	—
Net benefit (credit) cost	$ **(69)**	$ (53)	$ (60)	$ **1**	$ —	$ 1

The assumed health care cost trend rate for Medicare eligibles and non-Medicare eligibles is approximately 6.4% in 2022, gradually declining to 4% in 2046. Assumed health care cost trend rates have a small effect on the amounts reported for the U.S. health care plans because the Company caps its share of health care trend at 5%.

Estimated Future Contributions

The Company expects to contribute approximately $31 million to its non-qualified U.S. plans in 2023. The Company's policy for funding its tax-qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in the U.S. and applicable foreign law. The Company was not required to and made no contributions to its U.S. qualified plans in 2022, and is not required to make any contributions in 2023.

Non-U.S. Plans

The following tables provide information concerning the Company's non-U.S. defined benefit pension and post-retirement benefit plans:

(In millions)	Non-U.S. Pension Benefits				Non-U.S. Post-retirement Benefits			
		2022		2021		**2022**		2021
Change in benefit obligation:								
Benefit obligation at beginning of year	$	**12,057**	$	12,998	$	**68**	$	73
Service cost		**28**		38		**—**		1
Interest cost		**196**		157		**2**		1
Employee contributions		**3**		2		**—**		—
Plan combination		**2**		—		**—**		—
Actuarial (gain) loss		**(3,953)**		(617)		**(14)**		(4)
Plan amendments		**—**		7		**—**		—
Effect of settlement		**(22)**		(16)		**—**		—
Effect of curtailment		**—**		(2)		**—**		—
Benefits paid		**(342)**		(395)		**(2)**		(3)
Foreign currency changes		**(1,083)**		(115)		**(6)**		—
Benefit obligation, December 31	$	**6,886**	$	12,057	$	**48**	$	68
Change in plan assets:								
Fair value of plan assets at beginning of year	$	**13,855**	$	14,028	$		$	
Plan combination		**1**		—		**—**		—
Actual return on plan assets		**(3,609)**		306		**—**		—
Effect of settlement		**(22)**		(16)		**—**		—
Company contributions		**139**		95		**2**		3
Employee contributions		**3**		2		**—**		—
Benefits paid		**(342)**		(395)		**(2)**		(3)
Foreign currency changes		**(1,261)**		(165)		**—**		—
Fair value of plan assets, December 31	$	**8,764**	$	13,855	$	**—**	$	—
Net funded status, December 31	$	**1,878**	$	1,798	$	**(48)**	$	(68)
Amounts recognized in the consolidated balance sheets:								
Non-current assets	$	**2,127**	$	2,269	$	**—**	$	—
Current liabilities		**(6)**		(6)		**(3)**		(3)
Non-current liabilities		**(243)**		(465)		**(45)**		(65)
Net asset (liability) recognized, December 31	$	**1,878**	$	1,798	$	**(48)**	$	(68)
Amounts recognized in other comprehensive loss:								
Prior service (credit) cost	$	**(16)**	$	(18)	$	**5**	$	7
Net actuarial loss		**(2,610)**		(2,904)		**6**		(10)
Total recognized accumulated other comprehensive (loss) income, December 31	$	**(2,626)**	$	(2,922)	$	**11**	$	(3)
Cumulative employer contributions in excess of (less than) net benefit (credit) cost		**4,504**		4,720		**(59)**		(65)
Net asset (liability) recognized in consolidated balance sheets, December 31	$	**1,878**	$	1,798	$	**(48)**	$	(68)
Accumulated benefit obligation, December 31	$	**6,776**	$	11,830	$	**—**	$	—

(In millions)	Non-U.S. Pension Benefits		Non-U.S. Post-retirement Benefits	
	2022	2021	**2022**	2021
Reconciliation of prior service (cost) credit recognized in accumulated other comprehensive income (loss):				
Beginning balance	**$ (18)**	$ (13)	**$ 7**	$ 9
Recognized as component of net benefit (credit) cost:				
Amortization of prior service credit	**—**	—	**(2)**	(2)
Effect of curtailment	**—**	2	**—**	—
Total recognized as component of net benefit (credit) cost	**—**	2	**(2)**	(2)
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Plan amendments	**—**	(7)	**—**	—
Exchange rate adjustments	**2**	—	**—**	—
Prior service (cost) credit, December 31	**$ (16)**	$ (18)	**$ 5**	$ 7

(In millions)	Non-U.S. Pension Benefits		Non-U.S. Post-retirement Benefits	
	2022	2021	**2022**	2021
Reconciliation of net actuarial (loss) gain recognized in accumulated other comprehensive (loss) income:				
Beginning balance	**$ (2,904)**	$ (3,467)	**$ (10)**	$ (16)
Recognized as component of net benefit (credit) cost:				
Amortization of net loss	**75**	116	**1**	2
Effect of settlement	**2**	5	**—**	—
Total recognized as component of net benefit (credit) cost	**77**	121	**1**	2
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):				
Liability experience	**3,953**	617	**14**	4
Asset experience	**(4,051)**	(199)	**—**	—
Effect of curtailment	**—**	2	**—**	—
Total amount recognized as change in plan assets and benefit obligations	**(98)**	420	**14**	4
Exchange rate adjustments	**315**	22	**1**	—
Net actuarial (loss) gain, December 31	**$ (2,610)**	$ (2,904)	**$ 6**	$ (10)

For the Years Ended December 31, (In millions)	Non-U.S. Pension Benefits			Non-U.S. Post-retirement Benefits		
	2022	2021	2020	**2022**	2021	2020
Total recognized in net benefit (credit) cost and other comprehensive (income) loss	**$ (436)**	$ (745)	$ 261	**$ (13)**	$ (2)	$ 13

The weighted average actuarial assumptions utilized in determining expense during the year and benefit obligation at the end of the year for the non-U.S. defined benefit plans are as follows:

	Non-U.S. Pension Benefits		Non-U.S. Post-retirement Benefits	
	2022	2021	**2022**	2021
Weighted average assumptions:				
Discount rate (for expense)	**1.89 %**	1.49 %	**2.28 %**	1.96 %
Expected return on plan assets	**3.64 %**	3.89 %	—	—
Rate of compensation increase (for expense)	**3.34 %**	2.84 %	—	—
Discount rate (for benefit obligation)	**4.89 %**	1.89 %	**4.73 %**	2.28 %
Rate of compensation increase (for benefit obligation)	**3.16 %**	3.34 %	—	—

The accumulated benefit obligation and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $935 million and $718 million, respectively, as of December 31, 2022 and $1.6 billion and $1.2 billion, respectively, as of December 31, 2021.

The projected benefit obligation and fair value of plan assets for non-U.S. pension plans with projected benefit obligations in excess of plan assets was $1.0 billion and $723 million, respectively, as of December 31, 2022 and $1.7 billion and $1.2 billion, respectively, as of December 31, 2021. The decrease in the benefit obligation in 2022 compared to 2021 reflects an actuarial gain primarily due to the increase in discount rates used to measure plan liabilities.

Components of Net Benefit (Credit) or Cost

The components of the net benefit (credit) or cost for the non-U.S. defined benefit and other post-retirement benefit plans and the curtailment, settlement and termination expenses are as follows:

For the Years Ended December 31,	Non-U.S. Pension Benefits			Non-U.S. Post-retirement Benefits		
(In millions)	**2022**	2021	2020	**2022**	2021	2020
Service cost	$ **28**	$ 38	$ 36	$ —	$ 1	$ —
Interest cost	**196**	157	208	**2**	1	2
Expected return on plan assets	**(442)**	(505)	(499)	—	—	—
Amortization of prior service credit	**1**	—	—	**(2)**	(2)	(2)
Recognized actuarial loss	**75**	116	89	**1**	2	—
Net periodic benefit (credit) cost	**(142)**	(194)	(166)	**1**	2	—
Settlement loss	**2**	5	3	—	—	—
Curtailment loss	**—**	2	—	—	—	—
Special termination benefits	**—**	—	1	—	—	—
Net benefit (credit) cost	$ **(140)**	$ (187)	$ (162)	$ **1**	$ 2	$ —

The assumed health care cost trend rate was approximately 4.91% in 2022, gradually declining to 4.45% in 2040. Assumed health care cost trend rates can have a significant effect on the amounts reported for the non-U.S. health care plans.

Estimated Future Contributions

The Company expects to contribute approximately $76 million to its non-U.S. pension plans in 2023. Funding requirements for non-U.S. plans vary by country. Contribution rates are generally based on local funding practices and requirements, which may differ significantly from measurements under U.S. GAAP. Funding amounts may be influenced by future asset performance, the level of discount rates and other variables impacting the assets and/or liabilities of the plan. Discretionary contributions may also be affected by alternative uses of the Company's cash flows, including dividends, investments and share repurchases.

In the U.K., the assumptions used to determine pension contributions are the result of legally prescribed negotiations between the Company and the plans' trustee that typically occurs every three years in conjunction with the actuarial valuation of the plans. Currently, this results in a lower funded status than under U.S. GAAP and may result in contributions irrespective of the U.S. GAAP funded status.

In 2021, the JLT Pension Scheme was merged into the MMC U.K. Pension Fund with a new segregated JLT section created. The Company made deficit contributions of $103 million to the JLT section in 2022 and is expected to make contributions totaling approximately $39 million in 2023.

For the MMC U.K. Pension Fund, excluding the JLT section, an agreement was reached with the trustee in the fourth quarter of 2022 based on the surplus funding position at December 31, 2021. In accordance with the agreement no deficit funding is required until 2026. The funding level will be re-assessed during 2025, as part of the December 31, 2024 actuarial valuation, to determine if contributions are required in 2026. In November 2022, as part of a long-term strategy to have greater influence over asset allocation and overall investment decisions, the Company renewed its agreement to support annual deficit contributions by the U.K. operating companies under certain circumstances, up to £450 million (or $541 million) over a 7 year period.

Estimated Future Benefit Payments

The estimated future benefit payments for the Company's pension and post-retirement benefit plans are as follows:

For the Years Ended December 31,	Pension Benefits		Post-retirement Benefits	
(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
2023	$ 312	$ 337	$ 3	$ 3
2024	$ 324	$ 344	$ 3	$ 3
2025	$ 337	$ 352	$ 3	$ 3
2026	$ 343	$ 360	$ 2	$ 3
2027	$ 347	$ 371	$ 2	$ 3
2028-2032	$ 1,760	$ 2,054	$ 8	$ 15

Defined Benefit Plans Fair Value Disclosures

The U.S. and non-U.S. plan investments are classified into Level 1, which refers to investments valued using quoted prices from active markets for identical assets; Level 2, which refers to investments not traded on an active market but for which observable market inputs are readily available; Level 3, which refers to investments valued based on significant unobservable inputs; and investments valued using net asset value ("NAV") as a practical expedient. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Refer to Note 10, Fair Value Measurements, for further description of fair value hierarchy leveling.

The following table sets forth, by level within the fair value hierarchy, a summary of the U.S. and non-U.S. plans' investments measured at fair value on a recurring basis at December 31, 2022 and 2021:

Assets (In millions)	Fair Value Measurements at December 31, 2022				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Common/collective trusts	$ 43	$ —	$ —	$ 3,995	$ 4,038
Corporate obligations	—	2,402	—	—	2,402
Corporate stocks	527	36	1	—	564
Private equity/partnerships	—	—	—	1,433	1,433
Government securities	15	4,662	—	—	4,677
Real estate	—	—	—	261	261
Short-term investment funds	609	3	—	—	612
Company common stock	331	—	—	—	331
Other investments	10	11	308	—	329
Total investments	$ 1,535	$ 7,114	$ 309	$ 5,689	$ 14,647
Net derivative liabilities	—	(1,605)	—	—	(1,605)
Net investments	$ 1,535	$ 5,509	$ 309	$ 5,689	$ 13,042

Assets (In millions)	Fair Value Measurements at December 31, 2021				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Common/collective trusts	$ 476	$ —	$ —	$ 5,221	$ 5,697
Corporate obligations	—	4,209	—	—	4,209
Corporate stocks	2,368	44	1	—	2,413
Private equity/partnerships	—	—	—	1,531	1,531
Government securities	15	7,364	—	—	7,379
Real estate	—	—	—	356	356
Short-term investment funds	681	—	—	—	681
Company common stock	348	—	—	—	348
Other investments	11	6	662	—	679
Total investments	$ 3,899	$ 11,623	$ 663	$ 7,108	$ 23,293
Net derivative liabilities	—	(3,899)	—	—	(3,899)
Net investments	$ 3,899	$ 7,724	$ 663	$ 7,108	$ 19,394

The tables below set forth a summary of changes in the fair value of the plans' Level 3 assets for the years ended December 31, 2022 and December 31, 2021:

Assets (In millions)	Fair Value, January 1, 2022	Purchases	Sales	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Exchange Rate Impact	Transfers in/(out) and Other	Fair Value, December 31, 2022
Other investments	$ 662	$ 18	$ (19)	$ (302)	$ —	$ (51)	$ —	$ 308
Corporate stocks	1	—	—	—	—	—	—	1
Total assets	$ 663	$ 18	$ (19)	$ (302)	$ —	$ (51)	$ —	$ 309

Assets (In millions)	Fair Value, January 1, 2021	Purchases	Sales	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Exchange Rate Impact	Transfers in/(out) and Other	Fair Value, December 31, 2021
Other investments	$ 773	$ 19	$ (15)	$ (78)	$ 1	$ (36)	$ (2)	$ 662
Corporate stocks	1	1	—	(1)	—	—	—	1
Total assets	$ 774	$ 20	$ (15)	$ (79)	$ 1	$ (36)	$ (2)	$ 663

The following is a description of the valuation methodologies used for assets measured at fair value:

Company common stock: Valued at the closing price reported on the New York Stock Exchange.

Common stocks, preferred stocks, convertible equity securities, rights/warrants and real estate investment trusts (included in Corporate stocks): Valued at the closing price reported on the primary exchange.

Corporate bonds (included in Corporate obligations): The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models.

Commercial mortgage-backed and asset-backed securities (included in Corporate obligations): Fair value is determined using discounted cash flow models. Observable inputs are based on trade and quote activity of bonds with similar features including issuer vintage, purpose of underlying loan (first or second lien), prepayment speeds and credit ratings. The discount rate is the combination of the appropriate rate from the benchmark yield curve and the discount margin based on quoted prices.

Common/Collective trusts: Trust assets include mutual funds that are valued based on readily determinable market values and other assets valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

U.S. government bonds (included in Government securities): The fair value of U.S. government bonds is estimated by pricing models that utilize observable market data including quotes, spreads and data points for yield curves.

U.S. agency securities (included in Government securities): U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are valued by benchmarking market-derived prices to quoted market prices and trade data for identical or comparable securities. Mortgage pass-throughs include certain "To-be-announced" (TBA) securities and mortgage pass-through pools. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Fair value of mortgage pass-through pools are model driven with respect to spreads of the comparable TBA security.

Private equity and real estate partnerships: Investments in private equity and real estate partnerships are valued based on the fair value reported by the manager of the corresponding partnership and reported on a one quarter lag. The managers provide unaudited quarterly financial statements and audited annual financial statements which set forth the value of the fund. The valuations obtained from the managers are based on various analyses on the underlying holdings in each partnership, including financial valuation models and projections, comparable valuations from the public markets, and precedent private market transactions. Investments are valued in the accompanying financial statements based on the Plan's beneficial interest in the underlying net assets of the partnership as determined by the partnership agreement.

Insurance group annuity contracts: The fair values for these investments are based on the current market value of the aggregate accumulated contributions plus interest earned.

Net derivative liabilities: Includes interest rate swaps, inflation swaps, total return swaps, repurchase agreements and equity based derivatives, primarily related to the U.K. plans. These derivatives are structured to hedge interest rate, inflation and equity exposure in the U.K. plans. Fair values for interest rate, inflation and equity based derivatives are calculated using a discounted cash flow pricing model. These models use observable market data such as contractual fixed rate, spot equity price or index value and dividend data.

Short-term investment funds: Primarily high-grade money market instruments valued at a readily determinable price.

Registered investment companies: Valued at the closing price reported on the primary exchange.

Defined Contribution Plans

The Company maintains certain defined contribution plans for its employees, including the Marsh & McLennan Companies 401(k) Savings & Investment Plan ("MMC 401(k) Plan") and the Marsh & McLennan Agency Savings and Investment Plan (collectively, the "401(k) Plans"), that are qualified under U.S. tax laws. For the 401(k) Plans, eligible employees may contribute a percentage of their base salary, subject to certain limitations, and the Company matches a fixed portion of the employees' contributions. In addition, the Company also amended the MMC 401(k) Plan for most of its U.S. employees to add an automatic Company contribution equal to 4% of eligible base pay beginning on January 1, 2017. The 401(k) Plans contain an Employee Stock Ownership Plan feature under U.S. tax law. Approximately $677 million of the 401(k) Plans' assets at December 31, 2022 and $742 million at December 31, 2021 were invested in the Company's common stock. If a participant does not choose an investment direction for their future contributions, they are automatically invested in a BlackRock LifePath Portfolio that most closely matches the participant's expected retirement year. The cost of these defined contribution plans was $161 million in 2022, $150 million in 2021 and $145 million in 2020. In addition, the Company has significant defined contribution plans in the U.K. Effective August 1, 2014, a newly formed defined contribution plan replaced the existing defined contribution and defined benefit plans with regard to future service. In addition, the Company assumed responsibility for the defined contribution section of the JLT U.K. plan. Members of the JLT U.K. plan defined contribution section transferred to the MMC U.K. Pension Fund defined contribution section in 2021. The cost of the U.K. defined contribution plan was $140 million, $141 million and $121 million in 2022, 2021 and 2020, respectively.

9. Stock Benefit Plans

The Company maintains multiple stock-based payment arrangements under which employees may be awarded restricted stock units, stock options and other forms of stock-based benefits.

Marsh & McLennan Companies, Inc. Incentive and Stock Award Plans

On May 21, 2020, the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (the "2020 Plan") was approved by the Company's stockholders. The 2020 Plan replaced the Company's previous equity incentive plan, the 2011 Incentive and Stock Award Plan.

The types of awards permitted under the 2020 Plan include stock options, restricted stock units payable in Company common stock or cash, and other stock-based awards. Performance-based restricted stock units are referred to as performance stock units. The 2020 Plan contains a provision which, in the event of a change in control of the Company, may accelerate the vesting of awards. This provision requires both a change in control of the Company and a subsequent specified termination of employment for vesting to be accelerated. There are 20 million shares approved for issuance under the 2020 plan. The total number of shares issued in connection with full-value awards may not exceed 12.5 million shares. Full-value awards include awards such as restricted stock units and performance stock units but exclude stock options.

The Company's current practice is to grant non-qualified stock options, restricted stock units ("RSUs") and/or performance stock units ("PSUs") on an annual basis to certain employees as part of their annual total compensation. Senior executives are granted options and PSU awards. In addition, a small group of other employees are granted options, PSU and RSU awards and a larger group of other employees are granted RSU awards. RSU awards are also granted to new hires or as retention awards for certain employees.

Stock Options: The Company currently grants non-qualified stock options under the 2020 Plan. The Compensation Committee determines when the options vest and may be exercised and under what terms the options are forfeited. Options are generally granted with an exercise price equal to the market value of the Company's common stock on the date of grant. These option awards generally vest 25% per year and have a contractual term of 10 years.

The estimated fair value of options granted is calculated using the Black-Scholes option pricing valuation model. This model considers several factors and assumptions. The expected dividend yield is based on expected dividends for the expected life of the stock options.

The assumptions used in the Black-Scholes option pricing valuation model for options granted by the Company in 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Risk-free interest rate	**1.88 %**	0.79 %	1.44 %
Expected life (in years)	**5.8**	6.0	6.0
Expected volatility	**22.58 %**	23.45 %	20.33 %
Expected dividend yield	**1.41 %**	1.58 %	1.53 %

A summary of the status of the Company's stock option awards as of December 31, 2022 and changes during the year then ended are presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Balance at January 1, 2022	7,217,125	$ 90.17		
Granted	1,026,615	$ 151.37		
Exercised	(648,016)	$ 77.37		
Forfeited	(62,679)	$ 141.68		
Balance as of December 31, 2022	7,533,045	$ 99.18	5.9 years	$ 494,391
Options vested or expected to vest at December 31, 2022	7,458,604	$ 98.96	6.1 years	$ 491,121
Options exercisable at December 31, 2022	4,634,039	$ 82.46	4.7 years	$ 381,622

In the above table, forfeited options are unvested options whose requisite service period has not been met. Expired options are vested options that were not exercised. The weighted-average grant-date fair value of the Company's option awards granted in 2022, 2021 and 2020 was $31.38, $22.25 and $21.09, respectively. The total intrinsic value of options exercised during the same periods was $56 million, $138 million and $159 million, respectively.

As of December 31, 2022, there was $22 million of unrecognized compensation cost related to the Company's option awards. The weighted-average period over which that cost is expected to be recognized is approximately 1.43 years. Cash received from the exercise of stock options in 2022, 2021 and 2020 was $50 million, $103 million and $72 million, respectively.

The Company's policy is to issue treasury shares upon option exercises or share unit conversion. The Company intends to issue treasury shares as long as an adequate number of those shares is available.

Restricted Stock Units and Performance Stock Units: The Company currently grants RSU and PSU awards under the 2020 Plan. The Compensation Committee determines the restrictions on such units, when the restrictions lapse, when the units vest and are paid, and under what terms the units are forfeited. The cost of these awards is amortized over the vesting period, which is generally three years. Dividend equivalents are not paid out unless and until such time that the award vests and shares are distributed.

The payout for PSU awards granted prior to 2020 is based on the achievement of the Company's performance measures, based on adjusted EPS growth as modified for executive compensation purposes and measured on a three-year annualized growth basis, and paid out generally at the end of February after the three-year performance period is completed. The Company accounts for these awards as performance condition restricted stock units. The performance condition is not considered in the determination of grant date fair value of such awards. Compensation cost is recognized over the performance period based on management's estimate of the number of units expected to vest and shares to be paid and is adjusted to reflect the actual number of shares paid out at the end of the three-year performance period.

The payout for PSU awards granted beginning in 2020 is based on the achievement of the Company's adjusted EPS growth as well as a relative total stockholder return ("TSR") modifier versus the S&P 500 constituents. The TSR modifier is a market condition with the grant-date fair value determined using a Monte Carlo simulation model. The Monte Carlo model considers several factors and assumptions including the risk-free interest rate, historical volatility of and correlations between the stock prices of the Company and the S&P 500 constituents, and the Company's relative TSR versus S&P 500 constituents for the brief portion of the three-year performance period prior to the grant date.

The number of shares earned at the end of the three-year vesting period will vary, based on actual Company financial performance, and for 2020, 2021 and 2022 PSU awards, relative TSR, from 0% to 200% of the number of performance share units granted.

The assumptions used in the Monte Carlo simulation model for PSU awards granted with the TSR modifier by the Company in 2022 include:

	2022
Risk-Free Interest Rate	1.75 %
Dividend Yield	1.4 %
Volatility	25.0 %
Initial TSR	(12.8)%

A summary of the status of the Company's RSU and PSU awards as of December 31, 2022 and changes during the period then ended are presented below:

	Restricted Stock Units		Performance Stock Units	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested balance at January 1, 2022	5,548,462 $	110.86	662,190 $	114.35
Granted	2,048,576 $	152.34	212,875 $	151.00
Vested	(3,173,780) $	104.56	(208,730) $	91.12
Forfeited	(240,563) $	127.32	(27,357) $	132.57
Non-vested balance at December 31, 2022	4,182,695 $	135.01	638,978 $	133.36

The weighted-average grant-date fair value of the Company's RSU awards granted in 2021 and 2020 was $120.19 and $118.20, respectively. The weighted-average grant-date fair value of the Company's PSU awards granted in 2021 and 2020 was $122.77 and $127.71, respectively. The total fair value of the shares distributed in 2022, 2021 and 2020 in connection with the Company's non-option equity awards was $560 million, $278 million and $290 million, respectively.

The payout of shares in 2022 with respect to the PSU awards granted in 2019 was 195% of target based on performance for the three-year performance period. In aggregate, 407,203 shares became distributable in respect to PSUs vested in 2022.

As of December 31, 2022, there was $351 million of unrecognized compensation cost related to the Company's RSU and PSU awards. The weighted-average period over which that cost is expected to be recognized is approximately one year.

Marsh & McLennan Companies Stock Purchase Plans

In May 1999, the Company's stockholders approved an employee stock purchase plan (the "1999 Plan") to replace the 1994 Employee Stock Purchase Plan (the "1994 Plan"), which terminated on September 30, 1999 following its fifth annual offering. In accordance with the current terms of the 1999 Plan, shares are purchased four times during the plan year at a price that is 95% of the average market price on each quarterly purchase date. In accordance with the 1999 Plan, after including the available remaining unused shares in the 1994 Plan and reducing the shares available by 10,000,000 consistent with the Company's Board of Directors' action in March 2007 and the addition of 4,750,000 shares due to a shareholder action in May 2018, no more than 40,350,000 shares of the Company's common stock may be sold. Employees purchased 322,999 shares in 2022 and at December 31, 2022, 4,193,759 shares were available for issuance for the 1999 Plan.

In accordance with the 1995 Company Stock Purchase Plan for International Employees (the "International Plan"), after reflecting the additional 5,000,000 shares of common stock for issuance approved by the Company's Board of Directors in July 2002, the addition of 4,000,000 shares due to a shareholder action in May 2007 and reducing the shares available by 1,000,000 consistent with the Company's Board of Directors' action in March 2018, no more than 11,000,000 shares of the Company's common stock may be sold. Employees purchased 113,321 shares in 2022 and there were 920,811 shares available for issuance at December 31, 2022 for the International Plan. The plans are considered non-compensatory.

10. Fair Value Measurements

Fair Value Hierarchy

The Company has categorized its assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy as defined by the FASB. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy, for disclosure purposes, is determined based on the lowest level input that is significant to the fair value measurement. Assets and liabilities recorded in the consolidated balance sheets at fair value are categorized based on the inputs in the valuation techniques as follows:

Level 1.   Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities and exchange-traded money market mutual funds).

Assets and liabilities measured using Level 1 inputs include exchange-traded equity securities, exchange-traded mutual funds and money market funds.

Level 2.   Assets and liabilities whose values are based on the following:

    a)   quoted prices for similar assets or liabilities in active markets;

    b)   quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

    c)   pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d)   pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full asset or liability (for example, certain mortgage loans).

Assets and liabilities using Level 2 inputs are related to an equity security.

Level 3.   Assets and liabilities whose values are based on prices, or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Assets and liabilities measured using Level 3 inputs relate to assets and liabilities for contingent purchase consideration.

Valuation Techniques

Equity Securities, Money Market Funds and Mutual Funds - Level 1

Investments for which market quotations are readily available are valued at the sale price on their principal exchange or, for certain markets, official closing bid price. Money market funds are valued at a readily determinable price.

Contingent Purchase Consideration Assets and Liability - Level 3

Purchase consideration for some acquisitions and dispositions made by the Company include contingent consideration arrangements. Contingent consideration arrangements are based primarily on EBITDA or revenue targets over a period of 2 to 4 years. The fair value of contingent purchase consideration asset and liability is estimated as the present value of future cash flows to be paid, based on projections of revenue and earnings and related targets of the acquired and disposed entities.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

(In millions)	Identical Assets (Level 1)		Observable Inputs (Level 2)		Unobservable Inputs (Level 3)		Total	
	12/31/22	12/31/21	12/31/22	12/31/21	12/31/22	12/31/21	12/31/22	12/31/21
Assets:								
Financial instruments owned:								
Exchange traded equity securities [a]	$ 6	$ 61	$ —	$ —	$ —	$ —	$ 6	$ 61
Mutual funds [a]	162	192	—	—	—	—	162	192
Money market funds [b]	146	425	—	—	—	—	146	425
Other equity investment [a]	—	—	13	8	—	—	13	8
Contingent purchase consideration asset [c]	—	—	—	—	3	5	3	5
Total assets measured at fair value	$ 314	$ 678	$ 13	$ 8	$ 3	$ 5	$ 330	$ 691
Fiduciary Assets:								
U.S. treasury bills [d]	$ —	$ 55	$ —	$ —	$ —	$ —	$ —	$ 55
Money market funds	201	527	—	—	—	—	201	527
Total fiduciary assets measured at fair value	$ 201	$ 582	$ —	$ —	$ —	$ —	$ 201	$ 582
Liabilities:								
Contingent purchase consideration liability [e]	$ —	$ —	$ —	$ —	$ 377	$ 352	$ 377	$ 352
Total liabilities measured at fair value	$ —	$ —	$ —	$ —	$ 377	$ 352	$ 377	$ 352

[a] Included in other assets in the consolidated balance sheets.

[b] Included in cash and cash equivalents in the consolidated balance sheets.

[c] Included in other receivables in the consolidated balance sheets.

[d] Maturity dates of three months or less.

[e] Included in accounts payable and accrued liabilities and other liabilities in the consolidated balance sheets.

The Level 3 assets in the table reflect contingent purchase consideration from the sale of businesses. The change in the contingent purchase consideration assets from December 31, 2021 is driven by cash receipts.

In 2022 and 2021, there were no assets or liabilities that were transferred between levels.

The following table sets forth a summary of the changes in fair value of the Company's Level 3 liabilities for the years ended December 31, 2022 and December 31, 2021.

(In millions)	2022	2021
Balance at January 1,	$ 352	$ 243
Net additions	46	107
Payments	(70)	(77)
Revaluation impact	49	81
Other [(a)]	—	(2)
Balance at December 31,	$ 377	$ 352

[(a)] Primarily reflects the impact of foreign exchange.

Long-Term Investments

The Company holds investments in public and private companies as well as certain private equity investments that are accounted for using the equity method of accounting. The carrying value of these investments was $215 million and $207 million at December 31, 2022 and 2021, respectively.

Investments in Public and Private Companies

The Company has investments in private insurance and consulting companies with a carrying value of $56 million and $58 million at December 31, 2022 and 2021, respectively. These investments are accounted for using the equity method of accounting, the results of which are included in revenue in the consolidated statements of income and the carrying value of which is included in other assets in the consolidated balance sheets. The Company records its share of income or loss on its equity method investments, some of which are on a one quarter lag basis. In December 2021, the Company increased its ownership in Marsh India from 49% to 92%. Prior to the increase in ownership, the Company accounted for the investment under the equity method of accounting.

Private Equity Investments

The Company's investments in private equity funds were $159 million and $149 million at December 31, 2022 and 2021, respectively. The carrying values of these private equity investments approximates fair value. The underlying private equity funds follow investment company accounting, where investments within the fund are carried at fair value. The Company records in earnings its proportionate share of the change in fair value of the funds on the investment income line in the consolidated statements of income. These investments are included in other assets in the consolidated balance sheets. The Company recorded net investment gains of $18 million, $56 million and $3 million from these investments in 2022, 2021 and 2020, respectively.

The Company has commitments for potential future investments of approximately $160 million in private equity funds that invest primarily in financial services companies.

Other Investments

At December 31, 2022 and 2021, the Company held certain equity investments with readily determinable market values of $17 million and $75 million, respectively. In 2022, 2021, and 2020, the Company recorded mark-to-market investment gains on these investments of $11 million and $5 million, and losses of $27 million, respectively.

The Company also held investments without readily determinable market values of $42 million and $36 million at December 31, 2022 and 2021, respectively.

In 2022, the Company sold certain of these investments for cash proceeds of approximately $62 million, including its remaining investment in the common stock of AF, and recorded a net loss of $4 million.

11. Derivatives

Net Investment Hedge

The Company has investments in various subsidiaries with Euro functional currencies. As a result, the Company is exposed to the risk of fluctuations between the Euro and U.S. dollar exchange rates. The Company designated its €1.1 billion senior note debt instruments ("Euro notes") as a net investment hedge (the "hedge") of its Euro denominated subsidiaries. The hedge effectiveness is re-assessed each quarter to confirm that the designated equity balance at the beginning of each period continues to equal or exceed 80% of the outstanding balance of the Euro debt instrument and that all the critical terms of the hedging instrument and the hedged net investment continue to match. If the Company concludes that the hedge is highly effective, the change in the debt balance related to foreign exchange fluctuations is recorded in accumulated other comprehensive loss in the consolidated balance sheets.

The U.S. dollar value of the Euro notes decreased by $82 million in 2022 related to the change in foreign exchange rates. The Company concluded that the hedge was highly effective and recorded a gain as a decrease to accumulated other comprehensive loss for the year ended December 31, 2022.

12. Leases

The Company leases office facilities under non-cancelable operating leases with terms generally ranging between 10 and 25 years. The Company utilizes these leased office facilities for use by its employees in countries in which the Company conducts its business. The Company's leases have no restrictions on the payment of dividends, the acquisition of debt or entering into additional lease obligations. The leases also do not contain any significant purchase options. Operating leases are recognized on the consolidated balance sheets as ROU assets and operating lease liabilities based on the present value of the remaining future minimum payments over the lease term at the commencement date of the lease.

The Company determined that $118 million and $16 million of its ROU assets were impaired and recorded a charge to the consolidated statements of income in 2022 and 2021, respectively.

The following table provides additional information about the Company's property leases:

For the Years Ended December 31, *(In millions, except weighted average data)*		**2022**		2021
Lease Cost:				
Operating lease cost [a]	$	**343**	$	374
Short-term lease cost		**4**		4
Variable lease cost		**133**		144
Sublease income		**(17)**		(20)
Net lease cost	$	**463**	$	502
Other information:				
Operating cash outflows from operating leases	$	**380**	$	412
Right of use assets obtained in exchange for new operating lease liabilities	$	**196**	$	348
Weighted-average remaining lease term – real estate		**8.37 years**		8.87 years
Weighted-average discount rate – real estate leases		**2.90 %**		2.72 %

[a] Excludes ROU asset impairment charges.

Future minimum lease payments for the Company's operating leases as of December 31, 2022 are as follows:

(In millions)		Real Estate Leases
2023	$	362
2024		324
2025		291
2026		268
2027		232
Subsequent years		751
Total future lease payments		2,228
Less: imputed interest		(251)
Total	$	1,977
Current lease liabilities	$	310
Long-term lease liabilities		1,667
Total lease liabilities	$	1,977

Note: The above table excludes obligations for leases with original terms of 12 months or less which have not been recognized as a ROU asset or liability in the consolidated balance sheets.

As of December 31, 2022, the Company had additional operating real estate leases that had not yet commenced of $33 million. These operating leases will commence over the next 12 months.

13.   Debt

The Company's outstanding debt is as follows:

December 31, (In millions)	2022	2021
Short-term:		
Current portion of long-term debt	$ 268	$ 17
	268	17
Long-term:		
Senior notes – 3.30% due 2023	—	349
Senior notes – 4.05% due 2023	250	249
Senior notes – 3.50% due 2024	599	599
Senior notes – 3.875% due 2024	998	997
Senior notes – 3.50% due 2025	499	498
Senior notes – 1.349% due 2026	587	629
Senior notes – 3.75% due 2026	598	598
Senior notes – 4.375% due 2029	1,499	1,499
Senior notes – 1.979% due 2030	576	614
Senior notes – 2.25% due 2030	739	739
Senior notes – 2.375% due 2031	397	397
Senior notes – 5.750% due 2032	493	—
Senior notes – 5.875% due 2033	298	298
Senior notes – 4.75% due 2039	495	495
Senior notes – 4.35% due 2047	493	493
Senior notes – 4.20% due 2048	593	593
Senior notes – 4.90% due 2049	1,238	1,238
Senior notes – 2.90% due 2051	346	346
Senior notes – 6.250% due 2052	492	—
Mortgage – 5.70% due 2035	301	316
Other	4	3
	11,495	10,950
Less current portion	268	17
	$ 11,227	$ 10,933

The senior notes in the table above are registered by the Company with the Securities and Exchange Commission and are not guaranteed.

In October 2022, the Company increased its short-term commercial paper financing program to $2.8 billion from $2.0 billion. The Company had previously increased its short-term commercial financial program on April 9, 2021, to $2.0 billion from $1.5 billion. The Company had no commercial paper outstanding at December 31, 2022 and 2021.

Credit Facilities

The Company has a multi-currency unsecured $2.8 billion five-year revolving credit facility (the "Credit Facility") entered into on April 1, 2021. The interest rate on the Credit Facility is based on LIBOR plus a fixed margin which varies with the Company's credit ratings. The Credit Facility expires in April 2026 and requires the Company to maintain certain coverage and leverage ratios which are tested quarterly. The Credit Facility includes provisions for determining a LIBOR successor rate in the event LIBOR reference rates are no longer available or in certain other circumstances which are determined to make using an alternative rate desirable. As of December 31, 2022 and 2021, the Company had no borrowings under this facility.

In connection with the Credit Facility, the Company terminated its previous multi-currency unsecured $1.8 billion five-year and its unsecured $1 billion 364-day revolving credit facilities.

In May 2022, the Company secured a $250 million uncommitted revolving credit facility. The facility expires in May 2023, and has similar coverage and leverage ratios as the Credit Facility. The Company had no outstanding borrowings under this facility at December 31, 2022.

The Company also maintains other credit facilities, guarantees and letters of credit with various banks aggregating $514 million at December 31, 2022 and $508 million at December 31, 2021. There were no outstanding borrowings under these facilities at December 31, 2022 and December 31, 2021.

Senior Notes

In October 2022, the Company issued $500 million of 5.75% senior notes due 2032 and $500 million of 6.25% senior notes due 2052. The Company used the net proceeds from these issuances for general corporate purposes, and repaid $350 million of 3.30% senior notes in November 2022, with an original maturity date of March 2023.

In December 2021, the Company issued $400 million of 2.375% senior notes due 2031 and $350 million of 2.90% senior notes due 2051. The Company used the net proceeds from these issuances for general corporate purposes and repaid $500 million of 2.75% senior notes with an original maturity date of January 2022 in December 2021.

On April 15, 2021, the Company repaid $500 million of senior notes maturing in July 2021.

Scheduled repayments of long-term debt in 2023 and in the four succeeding years are $268 million, $1.6 billion, $518 million, $1.2 billion and $21 million, respectively.

Fair Value of Short-term and Long-term Debt

The estimated fair value of the Company's short-term and long-term debt is provided below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company's intent or need to dispose of the financial instrument.

(In millions)	December 31, 2022		December 31, 2021	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short-term debt	$ 268	$ 265	$ 17	$ 17
Long-term debt	$ 11,227	$ 10,544	$ 10,933	$ 12,466

The fair value of the Company's short-term debt consists primarily of term debt maturing within the next year and its fair value approximates its carrying value. The estimated fair value of a primary portion of the Company's long-term debt is based on discounted future cash flows using current interest rates available for debt with similar terms and remaining maturities. Short- and long-term debt would be classified as Level 2 in the fair value hierarchy.

14. Restructuring Costs

In the fourth quarter of 2022, the Company initiated activities focused on workforce actions, rationalization of technology and functional services, and reductions in real estate. The Company incurred $219 million related to these activities, primarily severance and lease exit charges. Based on current estimates, the Company anticipates that these activities will continue throughout 2023 and into 2024. However, additional charges are unlikely to exceed costs incurred in 2022. The Company's plans are still being finalized, which may change the expected timing, estimates of expected costs and related savings, as the Company continues to refine its detailed plans for each business and location.

Restructuring activities also include charges related to improving the Company's global information technology and HR functions, JLT integration costs, and improving efficiencies and client services related to the Marsh operational excellence program. Expenses also reflect additional lease related exit charges of $89 million in the Risk and Insurance Services segment for a legacy JLT U.K. location.

In 2022, the Company incurred costs related to these initiatives of $427 million, reflecting $254 million in RIS, $77 million in Consulting, and $96 million and in Corporate.

In 2021, the Company incurred restructuring costs of $163 million, reflecting $84 million in RIS, $48 million in Consulting, and $31 million in Corporate.

Details of the restructuring activity from January 1, 2021 through December 31, 2022, are as follows:

(In millions)	Severance		Real Estate Related Costs [a]		Information Technology		Consulting and Other Outside Services		Total	
Liability at 1/1/21	$	52	$	51	$	2	$	1	$	106
2021 charges		38		31		23		71		163
Cash payments		(55)		(26)		(25)		(72)		(178)
Non-cash charges		—		(22)		—		—		(22)
Liability at 12/31/21	$	35	$	34	$	—	$	—	$	69
2022 charges		**111**		**195**		**15**		**106**		**427**
Cash payments		**(58)**		**(25)**		**(6)**		**(104)**		**(193)**
Non-cash charges		**—**		**(148)**		**(9)**		**—**		**(157)**
Liability at 12/31/22	$	**88**	$	**56**	$	**—**	$	**2**	$	**146**

[a] Includes ROU and fixed asset impairments and other related costs.

The expenses associated with these initiatives are included in compensation and benefits and other operating expenses in the consolidated statements of income. The liabilities associated with these initiatives are classified on the consolidated balance sheets as accounts payable and accrued liabilities, other liabilities or accrued compensation and employee benefits, depending on the nature of the items.

15. Common Stock

On March 23, 2022, the Board of Directors of the Company authorized an additional $5 billion in share repurchases. This is in addition to the Company's existing share repurchase program, which had approximately $1.3 billion of remaining authorization as of December 31, 2021.

In 2022, the Company repurchased 12.2 million shares of its common stock for $1.9 billion. The Company remains authorized to repurchase up to approximately $4.3 billion in shares of its common stock. There is no time limit on the authorization. In 2021, the Company repurchased 7.9 million shares of its common stock for $1.2 billion.

The Company issued approximately 3.5 million and 3.8 million shares related to stock compensation and employee stock purchase plans during the years ended December 31, 2022 and 2021, respectively.

16. Claims, Lawsuits and Other Contingencies

Acquisition of Jardine Lloyd Thompson Group plc

On April 1, 2019, the Company completed its previously announced acquisition of all of the outstanding shares of JLT. Upon the consummation of the acquisition of JLT, the Company assumed the legal liabilities and became responsible for JLT's litigation and regulatory exposures as of April 1, 2019.

Nature of Contingencies

The Company and its subsidiaries are subject to a significant number of claims, lawsuits and proceedings in the course of our business. Such claims and lawsuits consist principally of alleged errors and omissions in connection with the performance of professional services, including the placement of insurance, the provision of actuarial services for corporate and public sector clients, the provision of investment advice and investment management services to pension plans, the provision of advice relating to pension buy-out transactions and the provision of consulting services relating to the drafting and interpretation of trust deeds and other documentation governing pension plans. These claims often seek damages, including punitive and treble damages, in amounts that could be significant. In establishing liabilities for errors and omissions claims in accordance with FASB guidance on Contingencies - Loss Contingencies, the Company utilizes case level reviews by inside and outside counsel, and internal actuarial analysis by Oliver Wyman, a subsidiary of the Company, and other methods to estimate potential losses. A liability is established when a loss is both probable and reasonably estimable. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. To the extent that expected losses exceed our deductible in any policy year, the Company also records an asset for the amount that we expect to recover under any available third-party insurance programs. The Company has varying levels of third-party insurance coverage, with policy limits and coverage terms varying significantly by policy year.

Our activities are regulated under the laws of the U.S. and its various states, the U.K., the E.U. and its member states, and the many other jurisdictions in which the Company operates. The Company also receives subpoenas in the ordinary course of business, and from time, to time requests for information in connection with government investigations.

Current Matters

Risk and Insurance Services Segment

- In January 2019, the Company received a notice that the Administrative Council for Economic Defense anti-trust agency in Brazil had commenced an administrative proceeding against a number of insurance brokers, including both Marsh and JLT, and insurers "to investigate an alleged sharing of sensitive commercial and competitive confidential information" in the aviation insurance and reinsurance sector.

- In 2017, JLT identified payments to a third-party introducer that had been directed to unapproved bank accounts. These payments related to reinsurance placements made on behalf of an Ecuadorian state-owned insurer between 2014 and 2017. In early 2018, JLT voluntarily reported this matter to law enforcement authorities. In February and March 2020, money laundering charges were filed in the United States against a former employee of JLT, the principals of the third-party introducer and a former official of the state-owned insurer. These individuals, including the former JLT employee, have since pleaded guilty to criminal charges. In March 2022, the U.S. Department of Justice (DOJ) issued a declination letter declining to pursue any charges against any JLT entity and seeking disgorgement of $29 million in alleged gross profits on this account. As previously disclosed, the Company recorded a charge for this amount in the fourth quarter of 2021. In addition, in March 2022, the Colombian Superintendecia de Sociedades (SS) concluded its investigation of this matter and notified JLT of its intention to seek $2 million in civil penalties which was recorded in the first quarter of 2022. The SS issued its final resolution in May 2022. In June 2022, JLT reached an agreement to settle the investigation by the U.K. Financial Conduct Authority (FCA) for £7.9 million (or $11 million) in civil penalties which concluded the FCA's investigation into this matter, and the Company recorded a charge for this amount in the second quarter of 2022.

- From 2014, Marsh Ltd. was engaged by Greensill Capital (UK) Limited as its insurance broker. Marsh Ltd. placed a number of trade credit insurance policies for Greensill. On March 1, 2021, Greensill filed an action against certain of its trade credit insurers in Australia seeking a mandatory injunction compelling these insurers to renew coverage under expiring policies. Later that day, the Australian court denied Greensill's application. Since then, a number of Greensill entities have filed for, or been subject to, insolvency proceedings, and several litigations and investigations have been commenced in the U.K., Australia, Germany, Switzerland and the U.S.

Consulting Segment

- In 2014, the FCA conducted an industry-wide review of the suitability of financial advice provided to individuals by a number of companies, including JLT, relating to enhanced transfer value ("ETV") defined benefit pension transfers. In January 2015, the FCA notified JLT that it was commissioning a Skilled Person review of ETV pension transfer advice given by JLT and a business acquired by JLT in 2012. Following the Skilled Person review, which took place between 2015 and 2018, JLT engaged a compliance consulting firm to conduct an analysis of approximately 14,000 individual files to assess the suitability of the advice provided and, where appropriate, the amount of redress to be paid. In February 2019, prior to the completion of its acquisition by the Company, JLT recorded a gross liability of £59 million (or $77 million). This preliminary estimate by JLT reflected projected redress amounts based on the limited number of files examined as part of the Skilled Person's review and report. Thereafter, the FCA expanded the scope of the review. As of December 31, 2020, the updated redress liability, including the projected costs of completing the review, increased to £155 million (or $210 million) resulting from the expansion in the scope of the review, and the significant progress made in completing the individual suitability reviews. Payments of redress and expenses in 2021 and 2022 reduced the recorded liability to £5 million (or $6 million) as of December 31, 2022. The suitability review and calculation redress for affected costumers is now complete, and redress payments have been made. In July 2022, the FCA notified JLT that it had closed its review of this matter. This gross liability has been, and we anticipate will continue to be, partially offset by a contractual indemnity obligation and insurance recoveries from third-party E&O insurers.

At this time, we are unable to predict the likely timing, outcome or ultimate impact of the foregoing matters. Adverse determinations in one or more of these matters could have a material impact on the Company's consolidated results of operations, financial condition or cash flows in a future period.

Other Contingencies-Guarantees

In connection with its acquisition of U.K.-based Sedgwick Group in 1998, the Company acquired several insurance underwriting businesses that were already in run-off, including River Thames Insurance Company Limited ("River Thames"), which the Company sold in 2001. Sedgwick guaranteed payment of claims on certain policies underwritten through the Institute of London Underwriters (the "ILU") by River Thames. The policies covered by this guarantee are partly reinsured by a related party of River Thames. Payment of claims under the reinsurance agreement is collateralized by funds withheld by River Thames from the reinsurer. To the extent River Thames or the reinsurer is unable to meet its obligations under those policies, a claimant may seek to recover from the Company under the guarantee.

From 1980 to 1983, the Company owned indirectly the English & American Insurance Company ("E&A"), which was a member of the ILU. The ILU required the Company to guarantee a portion of E&A's obligations. After E&A became insolvent in 1993, the ILU agreed to discharge the guarantee in exchange for the Company's agreement to post an evergreen letter of credit that is available to pay claims by policyholders on certain E&A policies issued through the ILU and incepting between July 3, 1980 and October 6, 1983. Certain claims have been paid under the letter of credit and the Company anticipates that additional claimants may seek to recover against the letter of credit.

* * * *

The pending proceedings described above and other matters not explicitly described in this Note 16 on Claims, Lawsuits and Other Contingencies may expose the Company or its subsidiaries to liability for significant monetary damages, fines, penalties or other forms of relief. Where a loss is both probable and reasonably estimable, the Company establishes liabilities in accordance with FASB guidance on Contingencies - Loss Contingencies. Except as described above, the Company is not able at this time to provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on the Company's consolidated results of operations, financial position or cash flows. This is primarily because these matters are still developing and involve complex issues subject to inherent uncertainty. Adverse determinations in one or more of these matters could have a material impact on the Company's consolidated results of operations, financial condition or cash flows in a future period.

17. Segment Information

The Company is organized based on the types of services provided. Under this structure, the Company's segments are:

- **Risk and Insurance Services**, comprising insurance services (Marsh) and reinsurance services (Guy Carpenter); and

- **Consulting**, comprising Mercer and Oliver Wyman Group.

The accounting policies of the segments are the same as those used for the consolidated financial statements described in Note 1, Summary of Significant Accounting Policies. Segment performance is evaluated based on segment operating income, which includes directly related expenses, and charges or credits related to restructuring costs but not the Company's corporate-level expenses. Revenues are attributed to geographic areas on the basis of where the services are performed.

Selected information about the Company's segments and geographic areas of operation are as follows:

For the Years Ended December 31, (In millions)	Revenue		Operating Income (Loss)	Total Assets		Depreciation and Amortization	Capital Expenditures
2022 –							
Risk and Insurance Services	**$ 12,645** [a]	**$**	**3,089**	**$ 22,776** [c]	**$**	**469**	**$ 283**
Consulting	**8,139** [b]		**1,553**	**10,032** [d]		**158**	**109**
Total Segments	**20,784**		**4,642**	**32,808**		**627**	**392**
Corporate/Eliminations	**(64)**		**(362)**	**646** [e]		**92**	**78**
Total Consolidated	**$ 20,720**	**$**	**4,280**	**$ 33,454**	**$**	**719**	**$ 470**
2021 –							
Risk and Insurance Services	$ 12,085 [a]	$	3,080	$ 21,996 [c]	$	505	$ 214
Consulting	7,789 [b]		1,504	10,346 [d]		171	109
Total Segments	19,874		4,584	32,342		676	323
Corporate/Eliminations	(54)		(272)	2,046 [e]		71	83
Total Consolidated	$ 19,820	$	4,312	$ 34,388	$	747	$ 406
2020 –							
Risk and Insurance Services	$ 10,337 [a]	$	2,346	$ 20,612 [c]	$	500	$ 170
Consulting	6,976 [b]		994	9,571 [d]		174	107
Total Segments	17,313		3,340	30,183		674	277
Corporate/Eliminations	(89)		(274)	2,866 [e]		67	71
Total Consolidated	$ 17,224	$	3,066	$ 33,049	$	741	$ 348

[a] Includes inter-segment revenue of $5 million in each of 2022, 2021 and 2020, interest income on fiduciary funds of $120 million, $15 million and $46 million in 2022, 2021 and 2020, respectively, and equity method income of $12 million, $31 million and $27 million in 2022, 2021 and 2020, respectively. Revenue in 2022 also includes the loss on deconsolidation of the Russian businesses of $27 million. Revenue in 2021 includes the gain on the consolidation of Marsh India of $267 million and a net gain on disposition of business of approximately $50 million.

[b] Includes inter-segment revenue of $59 million, $49 million and $84 million in 2022, 2021 and 2020, respectively, and equity method income of $1 million in 2022 and $5 million in 2020, respectively. Revenue in 2022, also includes a net gain on the sale of the Mercer U.S. affinity business of $112 million, partially offset by the loss on deconsolidation of the Russian businesses of $12 million.

[c] Includes equity method investments of $50 million, $53 million and $165 million at December 31, 2022, 2021 and 2020, respectively.

[d] Includes equity method investments of $6 million at December 31, 2022 and $5 million at December 31, 2021 and 2020.

[e] Corporate assets primarily include insurance recoverables, pension related assets, the owned portion of the Company headquarters building and intercompany eliminations.

Details of operating segment revenue are as follows:

For the Years Ended December 31, (In millions)		2022		2021		2020
Risk and Insurance Services						
Marsh	$	**10,585**	$	10,214	$	8,628
Guy Carpenter		**2,060**		1,871		1,709
Total Risk and Insurance Services		**12,645**		12,085		10,337
Consulting						
Mercer		**5,345**		5,254		4,928
Oliver Wyman Group		**2,794**		2,535		2,048
Total Consulting		**8,139**		7,789		6,976
Total Segments		**20,784**		19,874		17,313
Corporate/Eliminations		**(64)**		(54)		(89)
Total	$	**20,720**	$	19,820	$	17,224

Information by geographic area is as follows:

For the Years Ended December 31, (In millions)		2022			2021			2020
Revenue								
United States	$	**10,215** [a]	$		9,343		$	8,168
United Kingdom		**3,114**			3,130 [c]			2,818
Continental Europe		**3,223** [b]			3,219			2,881
Asia Pacific		**2,537**			2,617 [d]			2,093
Other		**1,695**			1,565			1,353
		20,784			19,874			17,313
Corporate/Eliminations		**(64)**			(54)			(89)
Total	$	**20,720**		$	19,820		$	17,224

[a] Revenue in 2022 includes a net gain from the sale of the Mercer U.S. affinity business of $112 million.

[b] Revenue in 2022 includes the loss on deconsolidation of the Company's Russian businesses at Marsh and Oliver Wyman of $27 million and $12 million, respectively.

[c] Revenue in 2021 includes a net gain on the disposition of businesses of approximately $50 million.

[d] Revenue in 2021 includes gain on the consolidation of Marsh India of $267 million.

For the Years Ended December 31, (In millions)		2022		2021		2020
Fixed Assets, Net						
United States	$	**473**	$	484	$	492
United Kingdom		**166**		116		115
Continental Europe		**68**		68		74
Asia Pacific		**81**		96		105
Other		**83**		83		70
Total	$	**871**	$	847	$	856

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Marsh & McLennan Companies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2023 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Liability for Errors and Omissions — Refer to Notes 1 and 16 to the financial statements

Critical Audit Matter Description

The Company is subject to a significant number of claims, lawsuits and proceedings in the ordinary course of business. Such claims and lawsuits consist principally of alleged errors and omissions ("E&O") in connection with the performance of professional services. These claims may seek damages, including punitive and treble damages, in amounts that could be significant. The Company uses case level reviews performed by inside and outside counsel, internal actuarial analysis and other methods to estimate potential losses resulting from reported and unreported claims.

Given that the determination of the liability for E&O requires management to make significant estimates and assumptions in projecting ultimate settlement values of reported and unreported claims, performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the liability for E&O included the following, among others:

- We tested the effectiveness of internal controls related to the determination of the liability for E&O, including controls over the projection of ultimate settlement values of reported and unreported claims determined through internal actuarial analyses, management's review of the appropriateness of the assumptions used and calculation of case loss estimates, and management's independent review of case level estimates provided by inside and outside counsel, as applicable.

- For selected E&O matters, we evaluated the reasonableness of management's case loss estimates and, as applicable, made inquiries of the Company's inside and outside counsel regarding the status of these matters and likelihood of settlement.

- We compared total incurred losses and current case estimates as of the balance sheet date to amounts reported in prior periods to evaluate trends and developments in reported cases.

- With the assistance of our actuarial specialists, we evaluated the reasonableness of the assumptions and methodologies involved in the development of the liability for E&O by:

  - Testing the underlying data that served as the basis for the actuarial analysis, including historical claims and case loss estimates, to evaluate whether the inputs to the actuarial estimate were reasonable.

  - Comparing management's prior-year assumptions of expected development and ultimate loss to actual amounts incurred during the current year to identify potential bias in the determination of the liability for E&O.

  - Developing a range of independent estimates and comparing those to the liability for E&O recorded by the Company.

/s/ Deloitte & Touche LLP

New York, New York
February 13, 2023

We have served as the Company's auditor since 1989.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Disclosure Controls and Procedures. Based on their evaluation, as of the end of the period covered by this annual report on Form 10-K, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) are effective.

Internal Control over Financial Reporting.

(a) *Management's Annual Report on Internal Control Over Financial Reporting*

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Marsh & McLennan Companies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures relating to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; the recording of all necessary transactions to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles; the proper authorization of receipts and expenditures in accordance with authorizations of the Company's management and directors; and the prevention or timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 under the supervision and with the participation of the Company's principal executive and principal financial officers. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework issued in 2013. Based on its evaluation, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2022.

Deloitte & Touche LLP, the Independent Registered Public Accounting Firm that audited and reported on the Company's consolidated financial statements included in this annual report on Form 10-K, also issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

(b) *Audit Report of the Registered Public Accounting Firm.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Marsh & McLennan Companies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 13, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 13, 2023

    (c) *Changes in Internal Control Over Financial Reporting*

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Securities Exchange Act of 1934 that occurred during the quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information.

None.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

Information as to the directors and nominees for the board of directors of the Company is incorporated herein by reference to the material set forth under the heading "Item 1: Election of Directors" in the 2023 Proxy Statement.

The executive officers and executive officer appointees of the Company are Paul Beswick, Katherine J. Brennan, John Q. Doyle, Martine Ferland, Carmen Fernandez, Dean Klisura, Mark C. McGivney, Martin South and Nick Studer. Information with respect to these individuals is provided in Part I, Item 1 above under the heading "Executive Officers of the Company".

The information set forth in the 2023 Proxy Statement in the sections "Corporate Governance—Codes of Conduct", "Board of Directors and Committees—Committees—Audit Committee" and "Additional Information—Transactions with Management and Others" is incorporated herein by reference.

Item 11.   Executive Compensation.

The information set forth in the sections "Additional Information—Director Compensation" and "Executive Compensation—Compensation of Executive Officers" in the 2023 Proxy Statement is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information set forth in the sections "Additional Information—Stock Ownership of Directors, Management and Certain Beneficial Owners" and "Additional Information—Equity Compensation Plan Information" in the 2023 Proxy Statement is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information set forth in the sections "Corporate Governance—Director Independence", "Corporate Governance—Review of Related-Person Transactions" and "Additional Information—Transactions with Management and Others" in the 2023 Proxy Statement is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services.

The information set forth under the heading "Item 3: Ratification of Selection of Independent Registered Public Accounting Firm—Fees of Independent Registered Public Accounting Firm" in the 2023 Proxy Statement is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules. †

The following documents are filed as a part of this report:

(1)   Consolidated Financial Statements:

Consolidated Statements of Income for each of the three years in the period ended December 31, 2022

Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2022

Consolidated Balance Sheets as of December 31, 2022 and 2021

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2022

Consolidated Statements of Shareholders Equity for each of the three years in the period ended December 31, 2022

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

(2)   All required Financial Statement Schedules are included in the Consolidated Financial Statements or the Notes to Consolidated Financial Statements.

(3)   The following exhibits are filed as a part of this report:

(2.1)   Stock Purchase Agreement, dated as of June 6, 2010, by and between Marsh & McLennan Companies, Inc. and Altegrity, Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)

(2.2)   Rule 2.7 Announcement, dated as of September 18, 2018 (incorporated by reference to the Company's Current Report on Form 8-K dated September 18, 2018)

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†As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed with this Form 10-K certain instruments defining the rights of holders of long-term debt of the Company and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreement to the Commission upon request.

(2.3)	Co-operation Agreement, dated as of September 18, 2018, by and among Marsh & McLennan Companies, Inc., MMC Treasury Holdings (UK) Limited and Jardine Lloyd Thompson Group plc. (incorporated by reference to the Company's Current Report on Form 8-K dated September 18, 2018)
(3.1)	Restated Certificate of Incorporation of Marsh & McLennan Companies, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated July 17, 2008)
(3.2)	Amended and Restated By-Laws of Marsh & McLennan Companies, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated January 12, 2017)
(4.1)	Indenture dated as of June 14, 1999 between Marsh & McLennan Companies, Inc. and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Registration Statement on Form S-3, Registration No. 333-108566)
(4.2)	Third Supplemental Indenture dated as of July 30, 2003 between Marsh & McLennan Companies, Inc. and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
(4.3)	Indenture dated as of March 19, 2002 between Marsh & McLennan Companies, Inc. and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Registration Statement on Form S-4, Registration No. 333-87510)
(4.4)	Indenture, dated as of July 15, 2011, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)
(4.5)	First Supplemental Indenture, dated as of July 15, 2011, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)
(4.6)	Form of Third Supplemental Indenture between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated September 24, 2013)
(4.7)	Form of Fourth Supplemental Indenture between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated May 27, 2014)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(4.8)   Form of Fifth Supplemental Indenture between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated September 10, 2014)

(4.9)   Sixth Supplemental Indenture, dated as of March 6, 2015, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

(4.10)   Seventh Supplemental Indenture, dated as of September 14, 2015, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on September 14, 2015)

(4.11)   Eighth Supplemental Indenture, dated as of March 14, 2016, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 2, 2016)

(4.12)   Ninth Supplemental Indenture, dated as of January 12, 2017, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Annual Report on Form 10-K filed on February 24, 2017)

(4.13)   Tenth Supplemental Indenture, dated as of March 1, 2018, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on March 1, 2018)

(4.14)   Eleventh Supplemental Indenture, dated January 15, 2019, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on January 15, 2019)

(4.15)   Twelfth Supplemental Indenture, dated March 21, 2019, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on March 21, 2019)

(4.16)   Thirteenth Supplemental Indenture, dated May 7, 2020, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Company's Current Report on Form 8-K dated May 7, 2020)

(4.17)   Fourteenth Supplemental Indenture, dated December 8, 2021, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Company's Current Report on Form 8-K dated December 9, 2021)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(4.18)	Fifteenth Supplemental Indenture, dated October 31, 2022, between Marsh & McLennan Companies, Inc. and the Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated October 31, 2022)
(4.19)	Description of Marsh & McLennan Companies, Inc.'s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2019)
(10.1)	*Marsh & McLennan Companies, Inc. U.S. Employee 1996 Cash Bonus Award Voluntary Deferral Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996)
(10.2)	*Marsh & McLennan Companies, Inc. U.S. Employee 1997 Cash Bonus Award Voluntary Deferral Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997)
(10.3)	*Marsh & McLennan Companies, Inc. U.S. Employee 1998 Cash Bonus Award Voluntary Deferral Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1998)
(10.4)	*Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)
(10.5)	*Amendments to Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)
(10.6)	*Form of Awards under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)
(10.7)	*Additional Forms of Awards under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.8)   *Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)

(10.9)   *Form of Awards under the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

(10.10)   *Additional Forms of Awards under the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

(10.11)   *Form of Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

(10.12)   *Form of 2012 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

(10.13)   *Form of 2013 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013)

(10.14)   *Form of 2014 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014)

(10.15)   *Form of 2015 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

(10.16)   *Form of 2016 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016)

(10.17)   *Form of Deferred Stock Unit Award, with grant dates from March 1, 2018 through February 1, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.18)	*Form of Deferred Stock Unit Award, with grant dates from March 1, 2019 through February 1, 2020, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019)
(10.19)	*Form of Deferred Stock Unit Award, with grant dates from May 1, 2019 through February 1, 2020, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan - Form A (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019)
(10.20)	*Form of Deferred Stock Unit Award, with grant dates from May 1, 2019 through February 1, 2020, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan - Form B (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019)
(10.21)	*Form of Deferred Stock Unit Award, with grant dates from March 1, 2020 through February 1, 2021, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)
(10.22)	*Form of Deferred Stock Unit Award, with grant dates from March 1, 2021 through February 1, 2022, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan – Cliff Vesting (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)
(10.23)	*Form of Deferred Stock Unit Award, with grant dates from March 1, 2021 through February 1, 2022, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan – Ratable Vesting (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)
(10.24)	*Form of Restricted Stock Unit Award, dated as of February 21, 2018 under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018)
(10.25)	*Form of Restricted Stock Unit Award, dated as of February 19, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.26)	*Form of Restricted Stock Unit Award, dated as of May 1, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan - Form A (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019)
(10.27)	*Form of Restricted Stock Unit Award, dated as of May 1, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan - Form B (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019)
(10.28)	*Form of Restricted Stock Unit Award, dated as of February 22, 2021, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)
(10.29)	*Form of Restricted Stock Unit Award, dated as of May 1, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan - Form C (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019)
(10.30)	*Form of Restricted Stock Unit Award, dated as of February 19, 2020, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)
(10.31)	*Form of Performance Stock Unit Award, dated as of February 21, 2018, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018)
(10.32)	*Form of Performance Stock Unit Award, dated as of February 19, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019)
(10.33)	*Form of Performance Stock Unit Award, dated as of May 1, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019)
(10.34)	*Form of Performance Stock Unit Award, dated as of February 19, 2020, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.35)	*Form of Performance Stock Unit Award, dated as of February 22, 2021, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)
(10.36)	*Form of Stock Option Award, dated as of February 22, 2017, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017)
(10.37)	*Form of Stock Option Award, dated as of February 21, 2018, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018)
(10.38)	*Form of Stock Option Award, dated as of February 19, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019)
(10.39)	*Form of Stock Option Award, dated as of May 1, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019)
(10.40)	*Form of Stock Option Award, dated as of February 19, 2020, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)
(10.41)	*Form of Stock Option Award, dated as of February, 22, 2021, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)
(10.42)	*Form of Deferred Stock Unit Award, with grant dates from March 1, 2022 through February 1, 2023, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan – Cliff Vesting (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)
(10.43)	*Form of Deferred Stock Unit Award, with grant dates from March 1, 2022 through February 1, 2023, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan – Ratable Vesting (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)
(10.44)	*Form of Restricted Stock Unit Award, dated as of February 23, 2022, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.45)	*Form of Performance Stock Unit Award, dated as of February 23, 2022, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)
(10.46)	*Form of Stock Option Award, dated as of February 23, 2022, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)
(10.47)	*Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Registration Statement on Form S-8 dated August 5, 2011, Registration No. 333-176084)
(10.48)	*Amendment to the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2018)
(10.49)	*Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference from Exhibit C to the Company's Definitive Proxy Statement on Schedule 14A filed on April 3, 2020)
(10.50)	2023 Amendment to the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan effective January 12, 2023
(10.51)	*Amendments to Certain Marsh & McLennan Companies Equity-Based Awards Due to U.S. Tax Law Changes Affecting Equity-Based Awards granted under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan, effective January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
(10.52)	*Section 409A Amendment Document, effective as of January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
(10.53)	*Section 409A Amendment Regarding Payments Conditioned Upon Employment-Related Action to Any and All Plans or Arrangements Entered into by the Marsh & McLennan Companies, Inc., or any of its Direct or Indirect Subsidiaries, that Provide for the Payment of Section 409A Nonqualified Deferred Compensation, effective December 21, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2012)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.54)   *Marsh & McLennan Companies Supplemental Savings & Investment Plan (formerly the Marsh & McLennan Companies Stock Investment Supplemental Plan) Restatement, effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2012)

(10.55)   *First Amendment to the Marsh & McLennan Companies Supplemental Savings & Investment Plan Restatement effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2016)

(10.56)   *Second Amendment to the Marsh & McLennan Companies Supplemental Savings & Investment Plan Restatement effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2017)

(10.57)   *Third Amendment to the Marsh & McLennan Companies Supplemental Savings & Investment Plan Restatement effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2018)

(10.58)   *Fourth Amendment to the Marsh & McLennan Companies Supplemental Savings & Investment Plan Restatement effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2020)

(10.59)   Marsh & McLennan Companies Supplemental Savings & Investment Plan (formerly the Marsh & McLennan Companies Stock Investment Supplemental Plan) Restatement effective January 1, 2022)

(10.60)   *Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan as Restated, effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2012)

(10.61)   *First Amendment to the Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan as Restated effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2016

(10.62)   *Second Amendment to the Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan as Restated effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2016)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.63)   *Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2008)

(10.64)   *Amendment to the Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan, effective December 31, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009)

(10.65)   *Marsh & McLennan Companies, Inc. Senior Management Incentive Compensation Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994)

(10.66)   *Marsh & McLennan Companies, Inc. Directors' Stock Compensation Plan - May 31, 2009 Restatement (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

(10.67)   *Marsh & McLennan Companies International Retirement Plan As Amended and Restated Effective January 1, 2009 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014)

(10.68)   *Description of compensation arrangements for independent directors of Marsh & McLennan Companies, Inc. effective June 1, 2021 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021)

(10.69)   *Letter Agreement, effective as of March 20, 2013, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013)

(10.70)   *Non-Competition and Non-Solicitation Agreement, effective as of September 18, 2013, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013)

(10.71)   *Letter Agreement, effective as of May 14, 2014, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014)

(10.72)   *Letter Agreement, effective as of February 22, 2016, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.73)	*Letter Agreement, effective as of February 22, 2017, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017)
(10.74)	*Letter Agreement, dated as of September 18, 2019, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019)
(10.75)	*Letter Agreement Amendment, dated September 23, 2022, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Current Report on Form 8-K dated September 23, 2022)
(10.76)	*Letter Agreement, effective as of January 1, 2016, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015)
(10.77)	*Non-Competition and Non-Solicitation Agreement, effective as of January 1, 2016, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015)
(10.78)	*Letter Agreement, effective as of January 17, 2018, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2017)
(10.79)	*Letter Agreement, effective as of January 16, 2019, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2018)
(10.80)	*Letter Agreement, effective as of September 22, 2022, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022)
(10.81)	*Letter Agreement, effective as of July 5, 2017, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018)
(10.82)	*Non-Competition and Non-Solicitation Agreement, dated as of February 25, 2016, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018)
(10.83)	*Letter Agreement, effective as of January 15, 2020, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)

*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.84)   *Letter Agreement, effective as of January 1, 2022 between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2021)

(10.85)   *Letter Amendment, dated November 10, 2022, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Current Report on Form 8-K/A dated September 26, 2022)

(10.86)   *Letter Agreement, effective as of March 1, 2019, between Marsh & McLennan Companies, Inc. and Martine Ferland (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)

(10.87)   *Non-Competition and Non-Solicitation Agreement, effective as of March 1, 2016, between Marsh & McLennan Companies, Inc. and Martine Ferland (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)

(10.88)   *Letter Agreement, effective as of January 20, 2021, between Marsh & McLennan Companies, Inc. and Martine Ferland (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)

(10.89)   *Letter Agreement, effective as of April 1, 2022, between Marsh & McLennan Companies, Inc. and Martine Ferland (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)

(10.90)   *Letter Agreement, effective as of February 19, 2019, between Marsh & McLennan Companies, Inc. and Peter C. Hearn (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019)

(10.91)   *Non-Competition and Non-Solicitation Agreement, effective as of June 1, 2016, between Marsh & McLennan Companies, Inc. and Peter C. Hearn (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019)

(10.92)   *Letter Agreement, effective as of January 1, 2022, between Marsh & McLennan Companies, Inc. and Peter C. Hearn (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)

(10.93)   Calculation Agency Agreement, dated as of January 15, 2019, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as calculation agent (incorporated by reference to the Company's Current Report on Form 8-K filed on January 15, 2019)

---

*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.94)	Paying Agency Agreement, dated as of March 21, 2019, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, London Branch, as paying agent (incorporated by reference to the Company's Current Report on Form 8-K filed on March 21, 2019)
(10.95)	Shareholder Undertaking, dated as of September 18, 2018 (incorporated by reference to the Company's Current Report on Form 8-K dated September 18, 2018)
(10.96)	Form of Director Undertaking, dated as of September 18, 2018 (incorporated by reference to the Company's Current Report on Form 8-K dated September 18, 2018)
(10.97)	Bridge Loan Agreement, dated as of September 18, 2018 by and between Marsh & McLennan Companies, Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to the Company's Current Report on Form 8-K dated September 18, 2018)
(10.98)	Calculation Agency Agreement, dated as of January 15, 2019, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as calculation agent (incorporated by reference to the Company's Current Report on Form 8-K filed on January 15, 2019)
(10.99)	Amended and Restated 5 Year Credit Agreement, dated as of April 2, 2021, among Marsh & McLennan Companies, Inc., the designated subsidiaries party thereto as borrowers, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto (incorporated by reference to the Company's Current Report on Form 8-K filed on April 2, 2021)
(14.1)	Code of Ethics for Chief Executive and Senior Financial Officers (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
(21.1)	List of Subsidiaries of Marsh & McLennan Companies, Inc.
(23.1)	Consent of Independent Registered Public Accounting Firm
(24.1)	Power of Attorney (included on signature page)
(31.1)	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
(31.2)	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
(32.1)	Section 1350 Certifications
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSH & McLENNAN COMPANIES, INC.

Dated: February 13, 2023   By   /S/   JOHN Q. DOYLE

John Q. Doyle
President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Courtenay Birchler and Connor Kuratek, and each of them singly, such person's lawful attorneys-in-fact and agents, with full power to them and each of them to sign for such person, in the capacity indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated this 13th day of February, 2023.

Name	Title	Date
/S/ JOHN Q. DOYLE John Q. Doyle	Director, President & Chief Executive Officer	February 13, 2023
/S/ MARK C. McGIVNEY Mark C. McGivney	Chief Financial Officer	February 13, 2023
/S/ STACY M. MILLS Stacy M. Mills	Vice President & Controller (Chief Accounting Officer)	February 13, 2023
/S/ ANTHONY K. ANDERSON Anthony K. Anderson	Director	February 13, 2023
/S/ HAFIZE GAYE ERKAN Hafize Gaye Erkan	Director	February 13, 2023
/S/ OSCAR FANJUL Oscar Fanjul	Director	February 13, 2023
/S/ H. EDWARD HANWAY H. Edward Hanway	Director	February 13, 2023
/S/ DEBORAH C. HOPKINS Deborah C. Hopkins	Director	February 13, 2023
/S/ TAMARA INGRAM Tamara Ingram	Director	February 13, 2023
/S/ JANE H. LUTE Jane H. Lute	Director	February 13, 2023
/S/ STEVEN A. MILLS Steven A. Mills	Director	February 13, 2023
/S/ BRUCE P. NOLOP Bruce P. Nolop	Director	February 13, 2023
/S/ MORTON O. SCHAPIRO Morton O. Schapiro	Director	February 13, 2023
/S/ LLOYD M. YATES Lloyd M. Yates	Director	February 13, 2023
/S/ R. DAVID YOST R. David Yost	Director	February 13, 2023

Exhibit 31.1

CERTIFICATIONS

I, John Q. Doyle, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2023

/s/ John Q. Doyle
_____
John Q. Doyle
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Mark C. McGivney, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2023

/s/ Mark C. McGivney
Mark C. McGivney
Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer and Chief Financial Officer

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the year ended December 31, 2022 of Marsh & McLennan Companies, Inc. (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code.

John Q. Doyle, the President and Chief Executive Officer, and Mark C. McGivney, the Chief Financial Officer, of Marsh & McLennan Companies, Inc. each certifies that, to the best of his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Marsh & McLennan Companies, Inc.

Date: February 13, 2023

/s/ John Q. Doyle
John Q. Doyle
President and Chief Executive Officer

Date: February 13, 2023

/s/ Mark C. McGivney
Mark C. McGivney
Chief Financial Officer

STOCK PERFORMANCE GRAPH

The following graph compares the annual cumulative stockholder return for the five-year period ended December 31, 2022 of Marsh McLennan common stock with the Standard & Poor's 500® Stock Index, assuming an investment of $100 on December 31, 2017, with dividends reinvested.

Comparison of Cumulative Total Stockholder Return

($100 invested 12/31/17 with dividends reinvested)



	2017	2018	2019	2020	2021	2022
■ Marsh McLennan	100	100	142	152	229	221
▬ S&P 500	100	96	126	149	192	157

STOCKHOLDER INFORMATION

Annual Meeting

Information concerning the 2023 Annual Meeting of Stockholders can be found at proxy.mmc.com.

Investor Information

Stockholders of record inquiring about reinvestment and payment of dividends, consolidation of accounts, stock certificate holdings, stock certificate transfers and address changes should contact:

EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone: 800 457 8968 or
651 450 4064 (Outside US/Canada)

Mailing Address:
1110 Centre Pointe Curve,
Suite 101
Mendota Heights,
MN 55120-4100
EQ's website:
shareowneronline.com

Stockholders who hold shares of Marsh McLennan beneficially through a broker, bank or other intermediary organization should contact that organization for these services.

Direct Purchase Plan

Stockholders of record and other interested investors can purchase Marsh McLennan common stock directly through the Company's transfer agent and the Administrator for the Plan, EQ Shareowner Services. A brochure on the Plan is available on the EQ Shareowner Services website or by contacting EQ Shareowner Services directly:

EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone: 800 457 8968 or
651 450 4064 (Outside US/Canada)
EQ's website:
shareowneronline.com

Financial Information

Copies of Marsh McLennan annual reports and Forms 10-K and 10-Q are available on the Company's website. These documents also may be requested by contacting:

Marsh McLennan
Investor Relations
1166 Avenue of the Americas
New York, NY 10036
Telephone: 212 345 1227
Website: marshmclennan.com
Email:
mmc.investor.relations@mmc.com

Stock Listings

Marsh McLennan common stock (NYSE ticker symbol: MMC) is listed on the New York, Chicago and London Stock Exchanges.

Procedures For Raising Complaints And Concerns Regarding Accounting Matters

Marsh McLennan is committed to complying with all applicable accounting standards, internal accounting controls, audit practices and securities laws and regulations (collectively, "Accounting Matters"). To raise a complaint or concern regarding Accounting Matters, you may contact the Company by mail, telephone or online. You may review the Company's procedures for handling complaints and concerns regarding Accounting Matters at marshmclennan.com.

By mail:
Marsh McLennan
Audit Committee
c/o Connor Kuratek
Corporate Secretary
1166 Avenue of the Americas
New York, NY 10036

By telephone or online:
Visit ethicscomplianceline.com for dialing instructions or to raise a concern online.



Marsh McLennan
1166 Avenue of the Americas
New York, NY 10036

marshmclennan.com